

2022 ANNUAL REPORT | FORM 10-K

DIRECTORS

Peggy Alford
Executive Vice President, Global Sales of PayPal

Eric K. Brandt
Retired Executive Vice President and Chief Financial Officer of Broadcom Corporation

Edward C. Coppola
President of The Macerich Company

Steven R. Hash
Retired President and Chief Operating Officer of Renaissance Macro Research, LLC

Enrique Hernandez, Jr.
Executive Chairman of Inter-Con Security Systems, Inc.

Daniel J. Hirsch
Chief Financial Officer and Secretary of Anzu Special Acquisition Corp I

Marianne Lowenthal
President and Sole Principal of Granadier Co.

Thomas E. O'Hern
Chief Executive Officer of The Macerich Company

Steven L. Soboroff
Managing Partner of Soboroff Partners

Andrea M. Stephen
Retired Executive Vice President, Investments of The Cadillac Fairview Corporation Limited

EXECUTIVE OFFICERS

Thomas E. O'Hern
Chief Executive Officer

Edward C. Coppola
President

Douglas J. Healey
Senior Executive Vice President, Head of Leasing

Scott W. Kingsmore
Senior Executive Vice President, Chief Financial Officer and Treasurer

Ann C. Menard
Senior Executive Vice President, Chief Legal Officer and Secretary

Kenneth L. Volk
Executive Vice President, Business Development



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2022: BEST LEASING YEAR

SINCE GREAT RECESSION

DEAR FELLOW STOCKHOLDERS:

In 2022, Macerich posted portfolio-best leasing volumes since before the global financial crisis, signing 974 leases totaling more than 3.8 million square feet. Demand in a wide range of categories continues at levels we have never seen before. Other strong operating metrics add to the story, but this exceptional leasing demand – despite persistent inflation, higher interest rates and other macroeconomic challenges – proves the strength of our outstanding properties in many of the country's best urban and suburban markets.

Macerich's Regional Town Centers are thriving community cornerstones where people come together to shop, but also, increasingly, to eat, play, work out, live, work, stay, discover and find connection. Through February 2023, year-to-date retail sales in our portfolio increased 3% – consistent with 2022 trends and yet another proof point demonstrating the resilience of the American consumer.

STRONG METRICS, STRONG MOMENTUM

For Macerich, strong fundamentals continued to define our business in 2022. Comparable tenant sales increased 3% for the full year over an impressive 2021, and average sales per square foot for tenants under 10,000 square feet climbed to $869 – a 7% increase over 2021.

Portfolio occupancy at December 31, 2022 was 92.6%, an increase of 1.1% since December 31,

2021. Same-center net operating income (NOI) increased by 7.3%, marking the second straight year of NOI growth exceeding 7%. Funds from operations for the year were $1.96 per share. The full-year dividend totaled $0.62 per share, an average dividend yield of 5.5%.

UNPRECEDENTED LEASING DEMAND, NO SIGNS OF SLOWDOWN

The fundamentals of our business continue to be very strong – with retailer health among the most important. Bankruptcies remain at record low levels, and we continue to expect gains in occupancy and NOI as we progress through 2023.

We remain in the best leasing environment we have experienced in many years, which points to the continuing importance of physical retail for the world's most successful brands.

Given the depth and breadth of leasing demand over the past two years from both domestic and international brands, as well as non-traditional retail uses, we have built a leasing pipeline of nearly 2 million square feet of signed leases and over 500,000 square feet of leases currently in documentation that together are expected to yield approximately $62 million of incremental rent during 2023 through 2025. During 2022, we opened nearly 900,000 square feet of new stores.

Bringing in new, unique and emerging brands was a major initiative for our executive team and a way to differentiate our Regional Town Centers from our competition. To that end, in 2022, we signed leases with 88 new-to-Macerich brands, totaling 440,000 square feet. Examples included ARTE MUSEUM, Hermès, Brunello Cucinelli, Oak + Fort, Parachute, Reformation, Roark, Rothy's and Samsung, to name a few. When combined with similar trends from 2021, during the past two years we have signed leases for 1.3 million square feet of new-to-Macerich brands.

We look forward to exciting, diverse and highly impactful new tenant openings in 2023 and 2024, including, among many others, SCHEELS at Chandler Fashion Center; Caesars Republic at Scottsdale Fashion Square; Life Time at Scottsdale Fashion Square and Broadway Plaza; Pinstripes at Broadway Plaza; Target at Kings Plaza and Danbury Fair; Primark at Green Acres Mall, Tysons Corner Center and Queens Center; Zara at Queens Center; Round1 Bowling & Amusement at Danbury Fair and Arrowhead Towne Center; Lidl at Freehold Raceway Mall; Kiln at San Tan Village; Industrious at Kierland Commons; ARTE MUSEUM, high-end fitness and Din Tai Fung at Santa Monica Place; and a complement of new luxury and high-end dining uses at Scottsdale Fashion Square.

MOVING FORWARD WITH REDEVELOPMENT, REPOSITIONING

Robust leasing and sales set the stage for re-envisioning our Regional Town Centers and adding value through densifying and diversifying our tenant base. Building on our strong momentum, targeted projects include:

- At **Kierland Commons** in Scottsdale, AZ, we are proceeding with a 110-unit luxury apartment project that leverages a developable surface parking lot at this highly attractive open-air center.

- At **FlatIron Crossing** in Broomfield, CO, in partnership with a national residential developer, we are planning a 330-unit luxury multifamily project centered around 2.5 acres of public amenities and new restaurants.

- At **Biltmore Fashion Park** in Phoenix, AZ, we are advancing plans for a 10-story, 250,000-square-foot Class A office tower, including best-in-class retail and food and beverage, with plans also evolving for a 250-unit luxury apartment complex.

- At the iconic **Scottsdale Fashion Square** in Scottsdale, AZ, construction is underway to renovate and remerchandise the Nordstrom wing with luxury brands and more upscale dining.

- At **Santa Monica Place** in Santa Monica, CA, we are excited to welcome ARTE MUSEUM. This immersive digital art destination is expected to occupy 48,000 square feet on the third level of the property, in the former theater space, and attract over one million visitors per year. This is a fantastic entertainment addition expected to open in early 2024, and a major traffic generator that should bring tremendous energy to the third level of Santa Monica Place, along with global dining phenomenon Din Tai Fung.

- At our flagship **Tysons Corner Center** in McLean, VA, we are building upon the extraordinarily successful 2015 mixed-use densification that included office, residential and hotel additions by securing entitlements for residential and/or office improvements within the location of the former Lord & Taylor parcel.

STRENGTHENED FINANCIAL POSITION

Like our top retailers, Macerich has emerged from the pandemic even stronger. We have strengthened our financial position significantly, including reducing our debt levels by nearly $1.9 billion – a 21% decrease since 2020. In 2022 and early 2023, we executed upon a significant amount of financing activity with $2.4 billion ($1.8 billion at Macerich's share) of refinancings and extensions, demonstrating that the debt markets for our A-quality Regional Town Centers are improving and we are getting our deals done.

Our balance sheet is stable, and we intend to continue to opportunistically sell non-core assets and reinvest proceeds into our densification and diversification opportunities. We have liquidity totaling approximately $625 million as we pursue meaningful redevelopments designed to create value. Given the growth in our cash flows, we were pleased to increase our quarterly dividend in Q4 2022 by 13.3%.

LOOKING AHEAD WITH PURPOSE

Another major highlight for Macerich in 2022 was having our teams together again – collaborating and spontaneously sharing ideas. Perhaps more than most industries, we understand the benefits of in-person engagement and what we miss when we are not together. Caring about each other, our communities and the planet is part of who we are as a company.

We are proud of Macerich's ongoing ESG progress and commitments. The fact that our longstanding industry leadership in sustainability combines with solid financial performance reflects our successful approach to double materiality, where fiscal responsibility and good stewardship of natural resources intersect. At Macerich, we have long focused on assessing both inward- and outward-facing impacts, and we make purposeful business decisions that stem from our values.

This year, we are thankful once again for the tremendous dedication of our talented people and cohesive teams in every one of our markets. Their passion, commitment and deep expertise helped us achieve powerful results. Importantly, we also would like to share our appreciation for the Macerich Board of Directors, whose insights and guidance continue to help us shape the bright future of our A-quality portfolio.

Sincerely,

Thomas E. O'Hern
Chief Executive Officer and Director

Steven R. Hash
Chairman of the Board

RECONCILIATION OF NON-GAAP MEASURES

The following reconciles net (loss) income attributable to the Company to Adjusted EBITDA, NOI and NOI-Same Centers for the years ended December 31, 2022, 2021 and 2020 (dollars in thousands):

	2022	2021
Net (loss) income attributable to the Company	($66,068)	$14,263
Interest expense	306,000	285,200
Depreciation and amortization	446,323	464,846
Noncontrolling interests in the Operating Partnership	(2,660)	714
Loss on extinguishment of debt, net	-	1,007
Loss (gain) on sale or write down of assets, net	17,986	(61,077)
Income tax expense	705	6,948
Distributions on preferred units	348	357
Adjusted EBITDA	702,634	712,258
REIT general and administrative expenses	27,164	30,056
Management Companies' revenues	(28,512)	(26,023)
Management Companies' operating expenses	67,799	61,030
Leasing expense, including joint ventures at pro rata	35,451	27,212
Straight-line and above/below market adjustments	(11,190)	(17,639)
NOI - All Centers	793,346	786,894
NOI of non-Same Centers	(4,283)	(46,821)
NOI - Same Centers	789,063	740,073
Lease termination income of Same Centers	(25,226)	(24,325)
NOI - Same Centers, excluding lease termination income	$763,837	$715,748

	2021	2020
Net income (loss) attributable to the Company	$14,263	($230,203)
Interest expense	285,200	167,638
Depreciation and amortization	464,846	503,782
Noncontrolling interests in the Operating Partnership	714	(16,822)
Loss on extinguishment of debt, net	1,007	-
(Gain) loss on remeasurement, sale or write down of assets, net	(61,077)	231,284
Income tax expense (benefit)	6,948	(447)
Distributions on preferred units	357	371
Adjusted EBITDA	712,258	655,603
REIT general and administrative expenses	30,056	30,339
Management Companies' revenues	(26,023)	(23,461)
Management Companies' operating expenses	61,030	65,576
Leasing expense, including joint ventures at pro rata	27,212	27,631
Straight-line and above/below market adjustments	(17,639)	(49,892)
NOI - All Centers	786,894	705,796
NOI of non-Same Centers	(51,263)	(16,199)
NOI - Same Centers	735,631	689,597
Lease termination income of Same Centers	(25,046)	(14,871)
NOI - Same Centers, excluding lease termination income	$710,585	$674,726
NOI - Same Centers Percentage Change	7.26%	7.32%
NOI - Same Centers Percentage Change, excluding lease termination income	7.49%	6.08%

The following reconciles net loss per share attributable to the Company-diluted to FFO per share-diluted for the year ended December 31, 2022:

	2022
Net loss per share attributable to the Company - diluted	($0.31)
Per share impact of depreciation and amortization of real estate	1.94
Per share impact of loss on sale or write down of assets, net	0.18
FFO per share - basic and diluted	$1.81
Per share impact of financing expense in connection with Chandler Freehold	0.15
FFO per share - basic and diluted, excluding financing expense in connection with Chandler Freehold	$1.96

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission File No. 1-12504

THE MACERICH COMPANY
(Exact name of registrant as specified in its charter)

Maryland	**95-4448705**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
401 Wilshire Boulevard, Suite 700, Santa Monica, California	**90401**
(Address of principal executive office, including zip code)	(Zip Code)

(310) 394-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.01 Par Value	MAC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒   Accelerated Filer ☐   Non-Accelerated Filer ☐   Smaller Reporting Company ☐
Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐   No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $1.9 billion as of the last business day of the registrant's most recently completed second fiscal quarter based upon the price at which the common stock was last sold on that day.

Number of shares outstanding of the registrant's common stock, as of February 24, 2023: 215,026,549 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the annual stockholders meeting to be held in 2023 are incorporated by reference into Part III of this Form 10-K.

THE MACERICH COMPANY
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2022
INDEX

PART I

IMPORTANT FACTORS RELATED TO FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K of The Macerich Company (the "Company") contains or incorporates statements that constitute forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "should," "expects," "anticipates," "intends," "projects," "predicts," "plans," "believes," "seeks," "estimates," "scheduled" and variations of these words and similar expressions. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Forward-looking statements appear in a number of places in this Form 10-K and include statements regarding, among other matters:

- expectations regarding the Company's growth;

- the Company's beliefs regarding its acquisition, redevelopment, development, leasing and operational activities and opportunities, including the performance and financial stability of its retailers;

- the Company's acquisition, disposition and other strategies;

- regulatory matters pertaining to compliance with governmental regulations;

- the Company's capital expenditure plans and expectations for obtaining capital for expenditures;

- the Company's expectations regarding income tax benefits;

- the Company's expectations regarding its financial condition or results of operations; and

- the Company's expectations for refinancing its indebtedness, entering into and servicing debt obligations and entering into joint venture arrangements.

Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company or the industry to differ materially from the Company's future results, performance or achievements, or those of the industry, expressed or implied in such forward-looking statements. Such factors include, among others, general industry, as well as global, national, regional and local economic and business conditions, which will, among other things, affect demand for retail space or retail goods, availability and creditworthiness of current and prospective tenants, anchor or tenant bankruptcies, closures, mergers or consolidations, lease rates, terms and payments, rising interest rates and inflation and its impact on the financial condition and results of operation of the Company and its tenants, availability, terms and cost of financing and operating expenses; adverse changes in the real estate markets including, among other things, competition from other companies, retail formats and technology, risks of real estate development and redevelopment (including rising inflation, supply chain disruptions and construction delays), acquisitions and dispositions; adverse impacts from COVID-19 or any future pandemic, epidemic or outbreak of any other highly infectious disease on the U.S., regional and global economies and the financial condition and results of operations of the Company and its tenants; the liquidity of real estate investments, governmental actions and initiatives (including legislative and regulatory changes); environmental and safety requirements; and terrorist activities or other acts of violence which could adversely affect all of the above factors. You are urged to carefully review the disclosures we make concerning these risks and other factors that may affect our business and operating results, including those made in "Item 1A. Risk Factors" of this Annual Report on Form 10-K, as well as our other reports filed with the Securities and Exchange Commission (the "SEC"), which disclosures are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The Company does not intend, and undertakes no obligation, to update any forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

ITEM 1. BUSINESS

General

The Company is involved in the acquisition, ownership, development, redevelopment, management and leasing of regional and community/power shopping centers located throughout the United States. The Company is the sole general partner of, and owns a majority of the ownership interests in, The Macerich Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"). As of December 31, 2022, the Operating Partnership owned or had an ownership interest in 44 regional town centers (including office, hotel and residential space adjacent to these shopping centers), five community/power shopping centers, one office property and one redevelopment property. These 51 regional town centers, community/power shopping centers, office and redevelopment properties consist of approximately 47 million square feet of gross leasable area ("GLA") and are referred to herein as the "Centers". The Centers consist of consolidated Centers ("Consolidated Centers") and unconsolidated joint venture Centers ("Unconsolidated Joint Venture Centers"), as set forth in "Item 2. Properties," unless the context otherwise requires.

The Company is a self-administered and self-managed real estate investment trust ("REIT") and conducts all of its operations through the Operating Partnership and the Company's management companies, Macerich Property Management Company, LLC, a single member Delaware limited liability company, Macerich Management Company, a California corporation, Macerich Arizona Partners LLC, a single member Arizona limited liability company, Macerich Arizona Management LLC, a single member Delaware limited liability company, Macerich Partners of Colorado LLC, a single member Colorado limited liability company, MACW Mall Management, Inc., a New York corporation, and MACW Property Management, LLC, a single member New York limited liability company. All seven of the management companies are owned by the Company and are collectively referred to herein as the "Management Companies."

The Company was organized as a Maryland corporation in September 1993. All references to the Company in this Annual Report on Form 10-K include the Company, those entities owned or controlled by the Company and predecessors of the Company, unless the context indicates otherwise.

Financial information regarding the Company for each of the last three fiscal years is contained in the Company's Consolidated Financial Statements included in "Item 15. Exhibits and Financial Statement Schedules."

Recent Developments

Acquisitions:

On August 2, 2022, the Company acquired the remaining 50% ownership interest in two former Sears parcels (Deptford Mall and Vintage Faire Mall) in the MS Portfolio LLC joint venture that it did not previously own for a total purchase price of $24.5 million. Effective as of August 2, 2022, the Company now owns and has consolidated its 100% interest in these two former Sears parcels in its consolidated financial statements.

Dispositions:

For the twelve months ended December 31, 2022, the Company and certain joint venture partners sold various land parcels in separate transactions, resulting in the Company's share of the gain on sale of land of $23.9 million. The Company used its share of the proceeds from these sales of $60.3 million to pay down debt and for other general corporate purposes.

Financing Activities:

On February 2, 2022, the Company's joint venture in FlatIron Crossing replaced the existing $197.0 million loan on the property with a new $175.0 million loan that bears interest at SOFR plus 3.70% and matures on February 9, 2025, including extension options. The loan is covered by an interest rate cap agreement that effectively prevents SOFR from exceeding 4.0% through February 15, 2024.

On April 29, 2022, the Company replaced the existing $110.6 million loan on Pacific View with a new $72.0 million loan that bears interest at a fixed rate of 5.29% and matures on May 6, 2032.

On May 6, 2022, the Company closed on a two-year extension for The Oaks loan to June 5, 2024, at a new fixed interest rate of 5.25%. The Company repaid $5.0 million of the outstanding loan balance at closing.

On July 1, 2022, the Company further extended the loan maturity on Danbury Fair Mall to July 1, 2023. The interest rate remained unchanged at 5.5%, and the Company repaid $10.0 million of the outstanding loan balance at closing.

The Company did not repay the loan on Towne Mall on its maturity date of November 1, 2022, and has begun the process of transitioning the property to a loan receiver.

On November 14, 2022, the Company's joint venture in Washington Square extended the maturity date on the $503.0 million loan on the property to November 1, 2026, including extension options. The loan bears interest at a floating interest rate of SOFR plus 4.0%, subject to an interest rate cap agreement that effectively prevents SOFR from exceeding 4.0% through November 1, 2023. The joint venture repaid $15.0 million ($9.0 million at the Company's pro rata share) of the loan at closing.

On December 9, 2022, the Company extended the maturity date on the $300.0 million loan on Santa Monica Place to December 9, 2025, including extension options. The loan bears interest at a floating interest rate of LIBOR plus 1.48%.

On January 3, 2023, the Company replaced the existing $363.0 million of combined loans on Green Acres Mall and Green Acres Commons, both of which were scheduled to mature during the first quarter of 2023, with a $370.0 million loan that bears interest at a fixed rate of 5.90%, is interest only during the entire loan term and matures on January 6, 2028.

On January 20, 2023, the Company exercised its one-year extension option of the loan on Fashion District Philadelphia to January 22, 2024. The interest rate is SOFR plus 3.60% and the Company repaid $26.1 million of the outstanding loan balance at closing.

The Company's joint venture that owns Scottsdale Fashion Square expects to replace the existing $406.0 million mortgage loan on the property with a $700.0 million, five-year, fixed-rate loan. The Company expects the joint venture to close this refinancing during the first quarter of 2023, subject to negotiating final documentation and customary closing conditions.

Redevelopment and Development Activities:

The Company has a 50/50 joint venture with Simon Property Group, which was initially formed to develop Los Angeles Premium Outlets, a premium outlet center in Carson, California. The Company has funded $38.6 million of the total $77.2 million incurred by the joint venture as of December 31, 2022.

The Company is redeveloping an approximately 150,000 square foot, three-level space (formerly occupied by Bloomingdale's and Arclight Theatre) at Santa Monica Place, a 527,000 square foot regional town center in Santa Monica, California, with an entertainment destination use, high-end fitness, and co-working space. The total cost of the project is estimated to be between $35.0 million and $40.0 million. The Company has incurred approximately $1.2 million as of December 31, 2022. The anticipated opening is in 2024.

The Company's joint venture in Scottsdale Fashion Square, a 1,884,000 square foot regional town center in Scottsdale, Arizona, is redeveloping a two-level Nordstrom wing with luxury-focused retail and restaurant uses. The total cost of the project is estimated to be between $80.0 million and $90.0 million, with $40.0 million and $45.0 million estimated to be the Company's pro rata share. The Company has incurred $2.6 million of the total $5.1 million incurred by the joint venture as of December 31, 2022. The anticipated opening is in 2024.

Other Transactions and Events:

The Company declared a cash dividend of $0.15 per share of its common stock for each of the first three quarters of 2022 and a cash dividend of $0.17 per share of its common stock for the fourth quarter of 2022. On January 27, 2023, the Company announced a first quarter cash dividend of $0.17 per share of its common stock, which will be paid on March 3, 2023 to stockholders of record on February 17, 2023. The dividend amount will be reviewed by the Board on a quarterly basis.

In connection with the commencement of an "at the market" offering program on March 26, 2021, which is referred to as the "March 2021 ATM Program," the Company entered into an equity distribution agreement with certain sales agents pursuant to which the Company may issue and sell shares of its common stock having an aggregate offering price of up to $500 million. As of December 31, 2022, the Company had approximately $151.7 million of gross sales of its common stock available under the March 2021 ATM Program.

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a further discussion of the Company's anticipated liquidity needs, and the measures taken by the Company to meet those needs.

The Shopping Center Industry

General:

There are several types of retail shopping centers, which are differentiated primarily based on size and marketing strategy. Regional shopping centers generally contain in excess of 400,000 square feet of GLA and are typically anchored by two or more department or large retail stores ("Anchors") and are referred to as "Regional Town Centers" or "Malls." Regional Town Centers also typically contain numerous diversified retail stores ("Mall Stores"), most of which are national or regional retailers typically located along corridors connecting the Anchors. "Strip centers", "urban villages" or "specialty centers" ("Community/Power Shopping Centers") are retail shopping centers that are designed to attract local or neighborhood customers and are typically anchored by one or more supermarkets, discount department stores and/or drug stores. Community/Power Shopping Centers typically contain 100,000 to 400,000 square feet of GLA. Outlet Centers generally contain a wide variety of designer and manufacturer stores, often located in an open-air center, and typically range in size from 200,000 to 850,000 square feet of GLA ("Outlet Centers"). In addition, freestanding retail stores are located along the perimeter of the shopping centers ("Freestanding Stores"). Mall Stores and Freestanding Stores over 10,000 square feet of GLA are also referred to as "Big Box." Anchors, Mall Stores, Freestanding Stores and other tenants typically contribute funds for the maintenance of the common areas, property taxes, insurance, advertising and other expenditures related to the operation of the shopping center.

Regional Town Centers:

A Regional Town Center draws from its trade area by offering a variety of fashion merchandise, hard goods and services and entertainment, often in an enclosed, climate controlled environment with convenient parking. Regional Town Centers provide an array of retail shops and entertainment facilities and often serve as the town center and a gathering place for community, charity and promotional events.

Regional Town Centers have generally provided owners with relatively stable income despite the cyclical nature of the retail business. This stability is due both to the diversity of tenants and to the typical dominance of Regional Town Centers in their trade areas.

Regional Town Centers have different strategies with regard to price, merchandise offered and tenant mix, and are generally tailored to meet the needs of their trade areas. Anchors are located along common areas in a configuration designed to maximize consumer traffic for the benefit of the Mall Stores. Mall GLA, which generally refers to GLA contiguous to the Anchors for tenants other than Anchors, is leased to a wide variety of smaller retailers. Mall Stores typically account for the majority of the revenues of a Regional Town Center.

Business of the Company

Strategy:

The Company has a long-term four-pronged business strategy that focuses on the acquisition, leasing and management, redevelopment and development of Regional Town Centers.

Acquisitions. The Company principally focuses on well-located, quality Regional Town Centers that can be dominant in their trade area and have strong revenue enhancement potential. In addition, the Company pursues other opportunistic acquisitions of property that include retail and will complement the Company's portfolio. The Company subsequently seeks to improve operating performance and returns from these properties through leasing, management and redevelopment. Since its initial public offering, the Company has acquired interests in shopping centers nationwide. The Company believes that it is geographically well positioned to cultivate and maintain ongoing relationships with potential sellers and financial institutions and to act quickly when acquisition opportunities arise.

Leasing and Management. The Company believes that the shopping center business requires specialized skills across a broad array of disciplines for effective and profitable operations. For this reason, the Company has developed a fully integrated real estate organization with in-house acquisition, accounting, development, finance, information technology, leasing, legal, marketing, property management and redevelopment expertise. In addition, the Company emphasizes a philosophy of decentralized property management, leasing and marketing performed by on-site professionals. The Company believes that this strategy results in the optimal operation, tenant mix and drawing power of each Center, as well as the ability to quickly respond to changing competitive conditions of the Center's trade area.

The Company believes that on-site property managers can most effectively operate the Centers. Each Center's property manager is responsible for overseeing the operations, marketing, maintenance and security functions at the Center. Property managers focus special attention on controlling operating costs, a key element in the profitability of the Centers, and seek to develop strong relationships with, and be responsive to, the needs of retailers.

The Company generally utilizes regionally located leasing managers to better understand the market and the community in which a Center is located. The Company continually assesses and fine tunes each Center's tenant mix, identifies and replaces underperforming tenants and seeks to optimize existing tenant sizes and configurations.

On a selective basis, the Company provides property management and leasing services for third parties. The Company currently manages one regional town center and two community centers for third party owners on a fee basis.

Redevelopment.   One of the major components of the Company's growth strategy is its ability to redevelop acquired properties. On a selective basis, the Company's business strategy may include mixed-use densification to maximize space at the Company's Regional Town Centers, including by developing available land at the Regional Town Centers or by demolishing underperforming department store boxes and redeveloping the land. For this reason, the Company has built a staff of redevelopment professionals who have primary responsibility for identifying redevelopment opportunities that they believe will result in enhanced long-term financial returns and market position for the Centers. The redevelopment professionals oversee the design and construction of the projects in addition to obtaining required governmental approvals (See "Redevelopment and Development Activities" in Recent Developments).

Development.   The Company pursues ground-up development projects on a selective basis. The Company has supplemented its strong acquisition, operations and redevelopment skills with its ground-up development expertise to further increase growth opportunities.

The Centers:

As of December 31, 2022, the Centers primarily included 44 Regional Town Centers (including office, hotel and residential space adjacent to these shopping centers), five Community/Power Shopping Centers, one office property and one redevelopment property totaling approximately 47 million square feet of GLA. These 51 Centers average approximately 925,000 square feet of GLA and range in size from 3.2 million square feet of GLA at Tysons Corner Center to 185,000 square feet of GLA at Boulevard Shops. As of December 31, 2022, the Centers primarily included 163 Anchors totaling approximately 21.7 million square feet of GLA and approximately 5,000 Mall Stores and Freestanding Stores totaling approximately 23.6 million square feet of GLA.

Competition:

Numerous owners, developers and managers of malls, shopping centers and other retail-oriented real estate compete with the Company for the acquisition of properties and in attracting tenants or Anchors to occupy space. There are a number of other publicly traded mall companies and several large private mall companies in the United States, any of which under certain circumstances could compete against the Company for an Anchor or a tenant. In addition, these companies, as well as other REITs, private real estate companies or investors compete with the Company in terms of property acquisitions. This results in competition both for the acquisition of properties or centers and for tenants or Anchors to occupy space. Competition for property acquisitions may result in increased purchase prices and may adversely affect the Company's ability to make suitable property acquisitions on favorable terms. The existence of competing shopping centers could have a material adverse impact on the Company's ability to lease space and on the level of rents that can be achieved. There is also increasing competition from other retail formats and technologies, such as lifestyle centers, power centers, outlet centers and online retail shopping that could adversely affect the Company's revenues.

In making leasing decisions, the Company believes that retailers consider the following material factors relating to a center: quality, design and location, including consumer demographics; rental rates; type and quality of Anchors and retailers at the center; and management and operational experience and strategy of the center. The Company believes it is able to compete effectively for retail tenants in its local markets based on these criteria in light of the overall size, quality and diversity of its Centers.

Major Tenants:

For the year ended December 31, 2022, the Centers derived approximately 73% of their total rents from Mall Stores and Freestanding Stores under 10,000 square feet and 27% of their total rents from Big Box and Anchor tenants. Total rents as set forth in "Item 1. Business" include minimum rents and percentage rents.

The following retailers (including their subsidiaries) represent the 10 largest tenants in the Centers based upon total rents in place as of December 31, 2022:

Tenant	Primary DBAs	Number of Locations in the Portfolio	% of Total Rents
Victoria's Secret & Co.	Pink, Victoria's Secret	43	2.0%
Signet Jewelers Limited	Banter by Piercing Pagoda, Jared, Kay Jewelers, Pandora, Piercing Pagoda, Zales, and others	99	1.9%
Foot Locker, Inc.	Champs Sports, Foot Locker, House of Hoops by Foot Locker, Kids Foot Locker, and others	64	1.9%
The Gap, Inc.	Athleta, Banana Republic, Gap, Gap Kids, Old Navy, and others	41	1.9%
Dick's Sporting Goods, Inc.	Dick's Sporting Goods	17	1.8%
SPARC Group LLC	Aeropostale, Brooks Brothers, Eddie Bauer, Forever 21, Lucky Brand, and others	65	1.7%
Best Buy Co., Inc.	Best Buy	6	1.5%
H & M Hennes & Mauritz L.P.	H&M	25	1.4%
LVMH, Inc.	Louis Vuitton, Sephora, and others	32	1.4%
American Eagle Outfitters, Inc.	Aerie, American Eagle Outfitters	36	1.3%

Mall Stores and Freestanding Stores:

Mall Store and Freestanding Store leases generally provide for tenants to pay rent comprised of a base (or "minimum") rent and a percentage rent based on sales. In some cases, tenants pay only minimum rent, and in other cases, tenants pay only percentage rent. The Company generally enters into leases for Mall Stores and Freestanding Stores that also require tenants to pay their pro rata share of property taxes and to pay a stated amount for operating expenses, excluding property taxes, regardless of the expenses the Company actually incurs at any Center. However, certain leases for Mall Stores and Freestanding Stores contain provisions that require tenants to pay their pro rata share of maintenance of the common areas, property taxes, insurance, advertising and other expenditures related to the operations of the Center.

Tenant space of 10,000 square feet and under in the Company's portfolio at December 31, 2022 comprises approximately 61% of all Mall Store and Freestanding Store space. The Company uses tenant spaces of 10,000 square feet and under for comparing rental rate activity because this space is more consistent in terms of shape and configuration and, as such, the Company is able to provide a meaningful comparison of rental rate activity for this space. Mall Store and Freestanding Store space greater than 10,000 square feet is inconsistent in size and configuration throughout the Company's portfolio and as a result does not lend itself to a meaningful comparison of rental rate activity with the Company's other space. Much of the non-Anchor space over 10,000 square feet is not physically connected to the mall, does not share the same common area amenities and does not benefit from the foot traffic in the mall. As a result, space greater than 10,000 square feet has a unique rent structure that is inconsistent with mall space under 10,000 square feet.

Cost of Occupancy:

A major factor contributing to tenant profitability is cost of occupancy, which consists of tenant occupancy costs charged by the Company. Tenant occupancy costs include tenant expenses such as minimum rents, percentage rents and recoverable expenditures, which consist primarily of property operating expenses, real estate taxes and repair and maintenance expenditures. These costs are then compared to tenant sales to present tenant occupancy costs as a percentage of tenant sales. A low cost of occupancy percentage shows more potential capacity for the Company to increase rents at the time of lease renewal than a high cost of occupancy percentage. The following table summarizes occupancy costs for Mall Store and Freestanding Store tenants in the Centers as a percentage of total Mall Store sales for the twelve months ended December 31, 2022 and December 31, 2019, the most immediately comparative period prior to the COVID-19 pandemic:

	For the Twelve Months Ended December 31,	
	2022	**2019(1)**
Consolidated Centers:		
Minimum rents	7.4%	9.1%
Percentage rents	1.1%	0.4%
Expense recoveries(2)	3.1%	3.6%
	11.6%	13.1%
Unconsolidated Joint Venture Centers:		
Minimum rents	6.5%	7.3%
Percentage rents	1.0%	0.3%
Expense recoveries(2)	2.8%	3.2%
	10.3%	10.8%

(1) Cost of Occupancy is compared to the trailing twelve months ended December 31, 2019, the most immediately comparative period prior to the COVID-19 pandemic.

(2) Represents real estate tax and common area maintenance charges.

The following tables set forth the average base rent per square foot for the Centers, as of December 31 for each of the past three years:

Mall Stores and Freestanding Stores under 10,000 square feet:

For the Years Ended December 31,	Avg. Base Rent Per Sq. Ft.(1)(2)	Avg. Base Rent Per Sq. Ft. on Leases Executed During the Year(2)(3)	Avg. Base Rent Per Sq. Ft. on Leases Expiring During the Year(2)(4)
Consolidated Centers (at the Company's pro rata share):			
2022	$60.72	$56.63	$56.44
2021	$59.86	$56.39	$55.91
2020	$59.63	$48.06	$52.60
Unconsolidated Joint Venture Centers (at the Company's pro rata share):			
2022	$67.37	$69.88	$62.72
2021	$66.12	$66.98	$60.48
2020	$66.34	$57.23	$52.62

Big Box and Anchors:

For the Years Ended December 31,	Avg. Base Rent Per Sq. Ft.(1)(2)	Avg. Base Rent Per Sq. Ft. on Leases Executed During the Year(2)(3)	Number of Leases Executed During the Year	Avg. Base Rent Per Sq. Ft. on Leases Expiring During the Year(2)(4)	Number of Leases Expiring During the Year
Consolidated Centers (at the Company's pro rata share):					
2022	$15.95	$22.68	18	$32.15	14
2021	$17.26	$12.64	15	$ 8.57	15
2020	$17.58	$24.14	8	$11.03	10
Unconsolidated Joint Venture Centers (at the Company's pro rata share):					
2022	$16.23	$27.77	11	$15.81	12
2021	$16.72	$36.90	11	$37.45	15
2020	$17.18	$39.81	10	$27.31	15

(1) Average base rent per square foot is based on spaces occupied as of December 31 for each of the Centers and gives effect to the terms of each lease in effect, as of such date, including any concessions, abatements and other adjustments or allowances that have been granted to the tenants.

(2) Centers under development and redevelopment are excluded from average base rents. As a result, the leases for Paradise Valley Mall and One Westside are excluded for the years ended December 31, 2022, 2021 and 2020.

(3) The average base rent per square foot on leases executed during the year represents the actual rent paid on a per square foot basis during the first twelve months of the lease.

(4) The average base rent per square foot on leases expiring during the year represents the actual rent to be paid on a per square foot basis during the final twelve months of the lease.

Lease Expirations:

The following tables show scheduled lease expirations for Centers owned as of December 31, 2022 for the next ten years, assuming that none of the tenants exercise renewal options:

Mall Stores and Freestanding Stores under 10,000 square feet:

Year Ending December 31,	Number of Leases Expiring	Approximate GLA of Leases Expiring(1)	% of Total Leased GLA Represented by Expiring Leases(1)	Ending Base Rent per Square Foot of Expiring Leases(1)	% of Base Rent Represented by Expiring Leases(1)
Consolidated Centers (at the Company's pro rata share):					
2023	343	690,456	18.19%	$51.43	14.27%
2024	352	739,369	19.48%	$64.48	19.16%
2025	275	573,990	15.12%	$68.15	15.72%
2026	173	499,629	13.17%	$67.97	13.65%
2027	182	366,638	9.66%	$78.42	11.55%
2028	93	233,211	6.15%	$70.16	6.57%
2029	97	268,406	7.07%	$73.65	7.94%
2030	65	169,836	4.48%	$61.34	4.19%
2031	34	84,989	2.24%	$61.81	2.11%
2032	26	75,974	2.00%	$56.73	1.73%
Unconsolidated Joint Venture Centers (at the Company's pro rata share):					
2023	239	356,888	18.03%	$57.44	13.83%
2024	245	312,735	15.80%	$66.98	14.14%
2025	188	244,525	12.35%	$73.64	12.15%
2026	180	256,920	12.98%	$78.87	13.68%
2027	155	224,761	11.36%	$81.82	12.41%
2028	120	193,136	9.76%	$85.96	11.20%
2029	79	97,100	4.91%	$87.14	5.71%
2030	66	86,691	4.38%	$92.38	5.40%
2031	44	63,506	3.21%	$71.27	3.05%
2032	52	73,482	3.71%	$96.10	4.77%

Big Boxes and Anchors:

Year Ending December 31,	Number of Leases Expiring	Approximate GLA of Leases Expiring(1)	% of Total Leased GLA Represented by Expiring Leases(1)	Ending Base Rent per Square Foot of Expiring Leases(1)	% of Base Rent Represented by Expiring Leases(1)
Consolidated Centers (at the Company's pro rata share):					
2023	15	240,043	2.93%	$29.67	5.16%
2024	27	747,883	9.12%	$23.52	12.75%
2025	31	1,139,851	13.90%	$13.35	11.03%
2026	31	1,494,486	18.22%	$10.53	11.41%
2027	29	937,146	11.43%	$24.81	16.85%
2028	24	1,223,571	14.92%	$13.06	11.59%
2029	9	153,180	1.87%	$18.06	2.01%
2030	9	260,363	3.17%	$17.78	3.35%
2031	10	467,183	5.70%	$19.32	6.54%
2032	7	258,133	3.15%	$17.55	3.28%
Unconsolidated Joint Venture Centers (at the Company's pro rata share):					
2023	21	326,949	8.55%	$13.60	6.87%
2024	25	343,756	8.99%	$34.59	18.37%
2025	24	666,623	17.44%	$11.73	12.08%
2026	21	343,990	9.00%	$29.98	15.93%
2027	16	282,259	7.38%	$26.24	11.44%
2028	15	542,159	14.18%	$14.36	12.03%
2029	10	285,598	7.47%	$12.47	5.50%
2030	7	467,875	12.24%	$ 4.95	3.58%
2031	9	365,007	9.55%	$11.87	6.70%
2032	2	43,343	1.13%	$22.14	1.48%

(1) The ending base rent per square foot on leases expiring during the period represents the final year minimum rent, on a cash basis, for tenant leases expiring during the year.

Anchors:

Anchors have traditionally been a major factor in the public's identification with Regional Town Centers. Anchors are generally department stores whose merchandise appeals to a broad range of shoppers. Although the Centers receive a smaller percentage of their operating income from Anchors than from Mall Stores and Freestanding Stores, strong Anchors play an important part in maintaining customer traffic and making the Centers desirable locations for Mall Store and Freestanding Store tenants.

Anchors either own their stores, the land under them and in some cases adjacent parking areas, or enter into long-term leases with an owner at rates that are lower than the rents charged to tenants of Mall Stores and Freestanding Stores. Each Anchor that owns its own store and certain Anchors that lease their stores enter into reciprocal easement agreements with the owner of the Center covering, among other things, operational matters, initial construction and future expansion.

Anchors accounted for approximately 6.5% of the Company's total rents for the year ended December 31, 2022.

The following table identifies each Anchor, each parent company that owns multiple Anchors and the number of square feet owned or leased by each such Anchor or parent company in the Company's portfolio at December 31, 2022.

Name	Number of Anchor Stores	GLA Owned by Anchor	GLA Leased by Anchor	Total Anchor GLA
Macy's Inc.				
Macy's	34	4,404,000	1,932,000	6,336,000
Bloomingdale's	1	—	253,000	253,000
	35	4,404,000	2,185,000	6,589,000
JCPenney	25	1,642,000	2,093,000	3,735,000
Dillard's	12	1,912,000	257,000	2,169,000
Nordstrom	8	266,000	1,079,000	1,345,000
Dick's Sporting Goods	16	—	1,048,000	1,048,000
Target(1)	6	304,000	489,000	793,000
Forever 21	5	—	464,000	464,000
Home Depot	3	—	395,000	395,000
Primark(2)	6	—	349,000	349,000
Burlington	4	187,000	140,000	327,000
Costco	2	—	321,000	321,000
BJ's Wholesale Club	2	—	238,000	238,000
Von Maur	2	187,000	—	187,000
Walmart	1	—	173,000	173,000
Shoppers World	2	—	168,000	168,000
La Curacao	1	—	165,000	165,000
Boscov's	1	—	161,000	161,000
Scheels All Sports(3)	1	144,000	—	144,000
Belk	2	—	139,000	139,000
Lowe's	1	—	114,000	114,000
Neiman Marcus	1	—	100,000	100,000
Hudson Bay Company				
Saks Fifth Avenue	1	—	92,000	92,000
Kohl's	1	—	80,000	80,000
Mercado de los Cielos	1	—	78,000	78,000
Best Buy	1	66,000	—	66,000
Des Moines Area Community College	1	64,000	—	64,000
Vacant Anchors(4)	21	52,000	2,014,000	2,066,000
	162	9,228,000	12,342,000	21,570,000
Anchors at Centers not owned by the Company(5):				
Kohl's	1	—	82,000	82,000
Total	163	9,228,000	12,424,000	21,652,000

(1) Target has announced plans to open a three-level 90,000 square foot store at Kings Plaza and a two-level 126,000 square foot store at Danbury Fair Mall.

(2) Primark has announced plans to open two new two-level stores at Green Acres Mall and Tysons Corner Center.

(3) Scheels All Sports is building a two-level, 222,000 square foot store at Chandler Fashion Center utilizing the vacant 144,000 square foot location formerly occupied by Nordstrom. The store is anticipated to open in fall 2023.

(4) The Company is actively seeking replacement tenants or has entered into replacement leases for many of these vacant sites and/or is currently executing on or considering redevelopment opportunities for these locations. The Company continues to collect rent under the terms of an agreement regarding five of these vacant Anchors.

(5) The Company owns an office building and three stores located at shopping centers not owned by the Company. Of these three stores, one is leased to Kohl's, and two have been leased for non-Anchor usage.

Governmental Regulations

Compliance with various governmental regulations has an impact on the Company's business, including its capital expenditures, earnings and competitive position, which can be material. The Company incurs costs to monitor, and takes actions to comply with, governmental regulations that are applicable to its business, which include, among others, federal securities laws and regulations, applicable stock exchange requirements, REIT and other tax laws and regulations, environmental and health and safety laws and regulations, local zoning, usage and other regulations relating to real property, the Americans with Disabilities Act of 1990 (the "ADA") and related laws and regulations.

See "Item 1A. Risk Factors" for a discussion of material risks to the Company, including, to the extent material, to its competitive position, relating to governmental regulations, and see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" together with the Company's Consolidated Financial Statements, including the related notes included therein, for a discussion of material information relevant to an assessment of the Company's financial condition and results of operations, including, to the extent material, the effects that compliance with governmental regulations may have upon its capital expenditures and earnings.

Insurance

Each of the Centers has comprehensive liability, fire, extended coverage and rental loss insurance with insured limits customarily carried for similar properties. The Company does not insure certain types of losses (such as losses from wars), because they are either uninsurable or not economically insurable. In addition, while the Company or the relevant joint venture, as applicable, carry specific earthquake insurance on the Centers located in California, the policies are subject to a deductible equal to 5% of the total insured value of each Center, a $150,000 per occurrence minimum and a combined annual aggregate loss limit of $100 million on these Centers. The Company or the relevant joint venture, as applicable, carry specific earthquake insurance on the Centers located in the Pacific Northwest and in the New Madrid Seismic Zone. However, the policies are subject to a deductible equal to 2% of the total insured value of each Center, a $150,000 per occurrence minimum and a combined annual aggregate loss limit of $100 million on these Centers. While the Company or the relevant joint venture also carry standalone terrorism insurance on the Centers, the policies are subject to a $25,000 deductible and a combined annual aggregate loss limit of $1.0 billion. Each Center has environmental insurance covering eligible third-party losses, remediation and non-owned disposal sites, subject to a $100,000 retention and a $50 million three-year aggregate loss limit, with the exception of one Center, which has a $5 million ten-year aggregate loss limit and another Center, which has a $20 million ten-year aggregate loss limit. Some environmental losses are not covered by this insurance because they are uninsurable or not economically insurable. Furthermore, the Company carries title insurance on substantially all of the Centers for generally less than their full value.

Qualification as a Real Estate Investment Trust

The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its first taxable year ended December 31, 1994, and intends to conduct its operations so as to continue to qualify as a REIT under the Code. As a REIT, the Company generally will not be subject to federal and state income taxes on its net taxable income that it currently distributes to stockholders. Qualification and taxation as a REIT depends on the Company's ability to meet certain dividend distribution tests, share ownership requirements and various qualification tests prescribed in the Code.

Supplemental Material United States Federal Income Tax Considerations

The following discussion supplements and updates the disclosures under "Material United States Federal Income Tax Considerations" in the prospectus dated August 5, 2020, contained in the Company's Registration Statement on Form S-3 filed with the SEC on August 5, 2020 (such disclosure, the "Base Disclosure"). Capitalized terms used in this section that are not otherwise defined shall have the same meaning as when used in the Base Disclosure.

On December 29, 2022, the IRS promulgated final Treasury Regulations under Sections 897, 1441, 1445, and 1446 of the Code that were, in part, intended to coordinate various withholding regimes for non-U.S. stockholders. The new Treasury Regulations provide that:

> (i) The withholding rules applicable to ordinary REIT dividends paid to a non-U.S. stockholder (generally, a 30% rate of withholding on gross amounts unless otherwise reduced by treaty or effectively connected with such non-U.S. stockholder's trade or business within the U.S. and proper certifications are provided) will apply to (a) that portion of any distribution paid by the Company that is not designated as a capital gain dividend, a return of basis or a distribution in excess of the non-U.S. stockholder's adjusted basis in its stock that is treated as gain from the disposition of such stock and (b) any portion of a capital gain dividend paid by the Company that is not treated as gain attributable to the sale or exchange of a U.S. real property interest by reason of the recipient not owning more than 10% of a class of the Company's stock that is regularly traded on an established securities market during the one-year period ending on the date of the capital gain dividend.

> (ii) The withholding rules under FIRPTA will apply to a distribution paid by the Company in excess of a non-U.S. stockholder's adjusted basis in the Company's stock, unless the interest in the Company's stock is not a U.S. real property interest (for example, because the Company is a domestically controlled qualified investment entity) or the distribution is paid to a "withholding qualified holder." A "withholding qualified holder" means a qualified holder (as defined below) and a foreign partnership all of the interests of which are held by qualified holders, including through one or more partnerships.

> (iii) The withholding rules under FIRPTA will apply to any portion of a capital gain dividend paid to a non-U.S. stockholder that is attributable to the sale or exchange of a U.S. real property interest, unless it is paid to a withholding qualified holder.

In the case of FIRPTA withholding under clause (ii) above, the applicable withholding rate is currently 15%, and in the case of FIRPTA withholding under clause (iii) above, the withholding rate is currently 21%. For purposes of FIRPTA withholding under clause (iii), whether a capital gain dividend is attributable to the sale or exchange of a U.S. real property interest is determined taking into account the general exception from FIRPTA distribution treatment for distributions paid to certain non-U.S. stockholders under which any distribution by the Company to a non-U.S. stockholder with respect to any class of stock which is regularly traded on an established securities market located in the United States is not treated as gain recognized from the sale or exchange of a U.S. real property interest if such non-U.S.

stockholder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of such distribution. To the extent inconsistent, these Treasury Regulations supersede the discussion on withholding contained in the Base Disclosure under the heading "Material United States Federal Income Tax Considerations—Taxation of Non-U.S. Stockholders." However, if, notwithstanding these Treasury Regulations, the Company encounters difficulties in properly characterizing a distribution for purposes of the withholding rules, the Company may decide to withhold on such distribution at the highest possible U.S. federal withholding rate that the Company determines could apply.

New Treasury Regulations also provide new guidance regarding qualified foreign pension funds. Accordingly, the fifth paragraph under the heading "Material United States Federal Income Tax Considerations—Taxation of Non-U.S. Stockholders—Dispositions of Stock" is hereby deleted and replaced with the following:

In general, for FIRPTA purposes, and subject to the discussion below regarding "qualified holders," neither a "qualified foreign pension fund" (as defined below) nor any entity all of the interests of which are held by a qualified foreign pension fund is treated as a foreign person, thereby exempting such entities from tax under FIRPTA (as described further below). A "qualified foreign pension fund" is an organization or arrangement (i) created or organized in a foreign country, (ii) established by a foreign country (or one or more political subdivisions thereof) or one or more employers to provide retirement or pension benefits to current or former employees (including self-employed individuals) or their designees as a result of, or in consideration for, services rendered, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information about its beneficiaries is provided, or is otherwise available, to relevant local tax authorities, and (v) with respect to which, under its local laws, (A) contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or (B) taxation of its investment income is deferred, or such income is excluded from its gross income or taxed at a reduced rate. Under Treasury Regulations, subject to the discussion below regarding "qualified holders," a "qualified controlled entity" also is not generally treated as a foreign person for purposes of FIRPTA. A qualified controlled entity generally includes a trust or corporation organized under the laws of a foreign country all of the interests of which are held by one or more qualified foreign pension funds either directly or indirectly through one or more qualified controlled entities.

Treasury Regulations further require that a qualified foreign pension fund or qualified controlled entity will not be exempt from FIRPTA with respect to dispositions of U.S. real property interests or REIT distributions attributable to the same unless the qualified foreign pension fund or qualified controlled entity is a "qualified holder." To be a qualified holder, a qualified foreign pension fund or qualified controlled entity must satisfy one of two alternative tests at the time of the disposition of the U.S. real property interest or the REIT distribution. Under the first test, a qualified foreign pension fund or qualified controlled entity is a qualified holder if it owned no U.S. real property interests as of the earliest date during an uninterrupted period ending on the date of the disposition or distribution during which it qualified as a qualified foreign pension fund or qualified controlled entity. Alternatively, if a qualified foreign pension fund or qualified controlled entity held U.S. real property interests as of the earliest date during the period described in the preceding sentence, it can be a qualified holder only if it satisfies certain testing period requirements.

Treasury Regulations also provide that a foreign partnership all of the interests of which are held by qualified holders, including through one or more partnerships, may certify its status as such and will not be treated as a foreign person for purposes of withholding under Section 1445 of the Code (and Section 1446 of the Code, as applicable).

Distributions that are attributable to gain from the sales of USRPIs received by qualified foreign pension funds or qualified controlled entities will not be subject to U.S. federal income or withholding tax.

All other distributions received by qualified foreign pension funds or qualified controlled entities will be taxed as described above under "Material United States Federal Income Tax Considerations—Taxation of Non-U.S. Stockholders—Dividends." Gain of a qualified foreign pension fund or qualified controlled entity from the sale or exchange of the Company's stock and distributions treated as gain from the sale or exchange of the Company's stock under the rules described above under "Material United States Federal Income Tax Considerations—Taxation of Non-U.S. Stockholders—Dividends," will not be subject to U.S. federal income or withholding tax, unless such gain is treated as effectively connected with the qualified foreign pension fund's (or the qualified controlled entity's, as applicable) conduct of a U.S. trade or business, in which case, the qualified foreign pension fund (or qualified controlled entity) generally will be subject to a tax at the same graduated rates applicable to U.S. stockholders, unless an applicable income tax treaty provides otherwise, and may be subject to the 30% branch profits tax on its effectively connected earnings and profits, subject to adjustments, in the case of a foreign corporation.

Employees and Human Capital

As of December 31, 2022, the Company had approximately 651 employees, of which 650 were full-time and one was part-time. The Company believes that relations with its employees are good.

The Company, with oversight from senior management and its Board of Directors, puts great effort into cultivating an inclusive company culture that attracts top talent and creates an environment that fosters collaboration, innovation and diversity, while providing professional development opportunities and training. The Company's human capital objectives include, as applicable, identifying, recruiting, retaining, developing, incentivizing and integrating the Company's existing and prospective employees. To further these objectives, the Company has established a number of policies and programs and undertaken various initiatives, including:

Diversity and Inclusion: The Company recognizes the value in strengthening its workforce with diverse thought, ideas and people and maintains employment policies that comply with federal, state and local labor laws. As an equal opportunity employer, it is committed to diversity, recognition and inclusion and rewards its employees based on merit and their contributions in accordance with the principles and requirements of the Equal Employment Opportunities Commission and the principles and requirements of the ADA. The Company's policies set forth its commitment to provide equal employment opportunity and to recruit, hire and promote at all levels without regard to race, national origin, religion, age, color, sex, sexual orientation, gender identity, disability, protected veteran status or any other characteristic protected by local, state or federal laws. As of December 31, 2022, approximately 59% of the Company's employees identified as female. Of the total employee population, approximately 30% identified as belonging to an underrepresented group and approximately <1% did not specify race or ethnicity. In addition to diversity across its employee base, the Company is also committed to increasing diversity in leadership positions. Building on progress in leadership representation seen in 2021 where individuals identifying as female accounted for 56% of promotions at the Senior Vice President level, individuals identifying as female accounted for 67% of promotions at the Vice President level and individuals identifying as female from underrepresented groups accounted for 33% of all promotions at the Vice President level in 2022.

Employee Compensation and Benefits: The Company maintains cash- and equity-based compensation programs designed to attract, retain and motivate its employees. The Company offers full-time employees a strong benefits package, including:

- Company-matched retirement savings through tax-advantaged 401(k) plans;
- basic life and long-term disability insurance, as well as medical, dental and vision insurance;
- critical illness coverage and supplemental accident insurance;

- paid vacation, sick time and company observed holidays;

- healthcare and dependent care flexible spending accounts;

- referral bonus awards;

- financial, legal, family or personal assistance through the employee assistance program;

- an employee stock purchase program;

- a tax-advantaged 529 educational savings program;

- scholarship program to help fund post high-school education for dependents of employees;

- Company-sponsored donor advised fund to support philanthropic efforts of employees, which provides a Company matching program and paid time off program for philanthropic volunteerism;

- paid time off for volunteer efforts; and

- paid time off for employees to bond with a new child.

Employee Training and Professional Development: The Company values the professional development of its employees and seeks to foster their talent and growth by providing training and education at all levels. In addition to training programs geared towards specific job functions, the Company offers training related to company policies, diversity, skill development, privacy and cybersecurity. In furtherance of the value it places on talent development, in 2022 the Company began work on the design and implementation of a unified platform available to all employees that supports training and education related to compliance, inclusion and professional development and plans to launch it in Q1 2023. As of December 31, 2022, the average tenure of the Company's employees was approximately 11.6 years and that of the Company's senior management was 20 years. In 2022, the Company's workforce turnover rate was 14%, which includes all employees.

Employee Health and Safety: The Company is also committed to ensuring that the operations at all of its Centers and corporate offices are conducted in a manner that safeguards the health and safety of employees, tenants, contractors, customers and members of the public who are either present at, or affected by, its operations. The Company has implemented a long list of operational protocols at each of its Centers and its offices that are designed to ensure the safety of its employees, tenants, service providers and shoppers. These protocols were originally developed and implemented in response to the COVID-19 pandemic and meet or exceed recommendations from the Centers for Disease Control and Prevention. All of the Company's retail properties achieved SafeGuard certification from Bureau Veritas, an internationally recognized testing and certification board.

Seasonality

The shopping center industry is seasonal in nature, particularly in the fourth quarter during the holiday season when retailer occupancy and retail sales are typically at their highest levels. In addition, shopping malls achieve a substantial portion of their specialty (temporary retailer) rents during the holiday season and the majority of percentage rent is recognized in the fourth quarter. As a result of the above, earnings are generally higher in the fourth quarter.

Sustainability

A recognized leader in sustainability, the Company has achieved the #1 GRESB ranking in the North American Retail Sector for eight straight years 2015 – 2022. A copy of the Company's Corporate Responsibility Report, as well as additional information about the Company's Environmental, Social and Governance programs can be obtained from the Company's website at *www.macerich.com* under "Investors—Corporate Responsibility". Information provided on the Company's website is not incorporated by reference into this Form 10-K.

Available Information; Website Disclosure; Corporate Governance Documents

The Company's corporate website address is *www.macerich.com*. The Company makes available free-of-charge through this website its reports on Forms 10-K, 10-Q and 8-K and all amendments thereto, as soon as reasonably practicable after the reports have been filed with, or furnished to, the SEC. These reports are available under the heading "Investors—Financial Information—SEC Filings", through a free hyperlink to a third-party service. Information provided on the Company's website is not incorporated by reference into this Form 10-K. The following documents relating to Corporate Governance are available on the Company's website at *www.macerich.com* under "Investors—Corporate Governance":

> Guidelines on Corporate Governance
> Code of Business Conduct and Ethics
> Code of Ethics for CEO and Senior Financial Officers
> Audit Committee Charter
> Compensation Committee Charter
> Executive Committee Charter
> Nominating and Corporate Governance Committee Charter

You may also request copies of any of these documents by writing to:

> Attention: Corporate Secretary
> The Macerich Company
> 401 Wilshire Blvd., Suite 700
> Santa Monica, CA 90401

ITEM 1A. RISK FACTORS

Set forth below are the risks that we believe are material to our investors and they should be carefully considered. Those risks are not all of the risks we face, and other factors not presently known to us or that we currently believe are immaterial may also affect our business if they occur. This section contains forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements in "Important Factors Related To Forward-Looking Statements." For purposes of this "Risk Factor" section, Centers wholly owned by us are referred to as "Wholly Owned Centers" and Centers that are partly but not wholly owned by us are referred to as "Joint Venture Centers."

RISKS RELATED TO OUR BUSINESS AND PROPERTIES

We invest primarily in shopping centers, which are subject to a number of significant risks that are beyond our control.

Real property investments are subject to varying degrees of risk that may affect the ability of our Centers to generate sufficient revenues to meet operating and other expenses, including debt service, lease payments, capital expenditures and tenant improvements, and to make distributions to us and our stockholders. A number of factors may decrease the income generated by the Centers, including:

- the global and national economic climate, including the impact of geopolitical tensions and military conflict;

- the regional and local economy (which may be negatively impacted by rising unemployment, declining real estate values, increased foreclosures, higher taxes, plant closings, industry slowdowns, union activity, adverse weather conditions, natural disasters and other factors);

- local real estate conditions (such as an oversupply of, or a reduction in demand for, retail space or retail goods, decreases in rental rates, declining real estate values and the availability and creditworthiness of current and prospective tenants);

- decreased levels of consumer spending, consumer confidence, and seasonal spending (especially during the holiday season when many retailers generate a disproportionate amount of their annual sales);

- increasing use by customers of e-commerce and online store sites and the impact of internet sales on the demand for retail space;

- negative perceptions by retailers or shoppers of the safety, convenience and attractiveness of a Center;

- acts of violence, including terrorist activities; and

- increased costs of maintenance, insurance and operations (including real estate taxes).

Income from shopping center properties and shopping center values are also affected by applicable laws and regulations, including tax, environmental, safety and zoning laws.

A significant percentage of our Centers are geographically concentrated and, as a result, are sensitive to local economic and real estate conditions.

A significant percentage of our Centers are located in California, New York and Arizona. To the extent that weak economic or real estate conditions or other factors affect California, New York and Arizona or any region in which we have a high concentration of properties more severely than other areas of the country, our financial performance could be negatively impacted.

We are in a competitive business.

Our properties compete with other owners, developers and managers of malls, shopping centers and other retail-oriented real estate, including other publicly traded mall companies and large private mall companies, for the acquisition of properties and in attracting tenants or Anchors to occupy space. Competition for property acquisitions may result in increased purchase prices and may adversely affect our ability to make suitable property acquisitions on favorable terms or at all. The existence of competing shopping centers could have a material adverse impact on our ability to lease space and on the rental rates that can be achieved.

There is also increasing competition for tenants and shoppers from other retail formats and technologies, such as lifestyle centers, power centers, outlet centers and online retail shopping that could adversely affect our revenues. The increased popularity of digital and mobile technologies has accelerated the transition of a percentage of market share from shopping at physical stores to web-based shopping. If we are unsuccessful in adapting our business to evolving consumer purchasing habits it may have a material adverse impact on our financial condition and results of operations. Further, the increased utilization of online retail shopping, if sustained, may lead to the closure of underperforming stores by retailers, which could impact our occupancy levels and the rates that tenants are willing to pay to lease our space.

We may be unable to renew leases, lease vacant space or re-let space as leases expire on favorable terms or at all, or to the appropriate mix of tenants for the Centers, which could adversely affect our financial condition and results of operations.

There are no assurances that our leases will be renewed or that vacant space in our Centers will be re-let at net effective rental rates equal to or above the current average net effective rental rates or that substantial rent abatements, tenant improvements, early termination rights or below-market renewal options will not be offered to attract new tenants or retain existing tenants. If the rental rates at our Centers decrease, if our existing tenants do not renew their leases or if we do not re-let a significant portion of our available space and space for which leases will expire, our financial condition and results of operations could be adversely affected.

Additionally, if we fail to identify and secure the right blend of tenants at our retail and mixed-use properties, including our properties under development or redevelopment, our Centers may not appeal to the communities they are intended to serve, which could reduce customer traffic and the operations of our tenants and adversely affect our financial condition and results of operations.

If Anchors or other significant tenants experience a downturn in their business, close or sell stores or declare bankruptcy, our financial condition and results of operations could be adversely affected.

Our financial condition and results of operations could be adversely affected if a downturn in the business of, or the bankruptcy or insolvency of, an Anchor or other significant tenant leads them to close retail stores or terminate their leases after seeking protection under the bankruptcy laws from their creditors, including us as lessor. In recent years, including as a result of the general conditions caused by COVID-19, a number of companies in the retail industry, including some of our tenants, have declared bankruptcy, have gone out of business, have significantly reduced their brick-and-mortar presence or failed to comply with their contractual obligations to us and others. If one of our tenants files for bankruptcy, we may not be able to collect amounts owed by that party prior to filing for bankruptcy. We may make lease modifications either pre- or post-bankruptcy for certain tenants undergoing significant financial distress in order for them to continue as a going concern. In addition, after filing for bankruptcy, a tenant may terminate any or all of its leases with us, in which event we would have a general unsecured claim against such tenant that would likely be worth less than the full amount owed to us for the remainder of the lease term. Furthermore, we may be required to incur significant expense in re-letting the space vacated by a bankrupt tenant and may not be able to release the space on similar terms or at all. The bankruptcy of a tenant, particularly an Anchor, may require a substantial redevelopment of their space, the success of which cannot be assured, and may make the re-letting of their space difficult and costly, and it may also be difficult to lease the remainder of the space at the affected property.

Furthermore, certain department stores and other national retailers have experienced, and may continue to experience, decreases in customer traffic in their retail stores, increased competition from alternative retail options such as e-commerce and other forms of pressure on their business models. If the in-store sales of retailers operating at our Centers decline significantly due to adverse economic conditions or for any other reason, tenants might be unable to pay their minimum rents or expense recovery charges. In the event of a default by a lessee, the affected Center may experience delays and costs in enforcing its rights as lessor.

Anchors and/or tenants at one or more Centers might also terminate their leases as a result of mergers, acquisitions, consolidations or dispositions in the retail industry. The sale of an Anchor or store to a less desirable retailer may reduce occupancy levels, customer traffic and rental income. Depending on economic conditions, there is also a risk that Anchors or other significant tenants may sell stores operating in our Centers or consolidate duplicate or geographically overlapping store locations. Store closures by an Anchor and/or a significant number of tenants may allow other Anchors and/or certain other tenants to terminate their leases, receive reduced rent and/or cease operating their stores at the Center or otherwise adversely affect occupancy at the Center.

Our real estate acquisition, development and redevelopment strategies may not be successful.

Our historical growth in revenues, net income and funds from operations has been in part tied to the acquisition, development and redevelopment of shopping centers. Many factors, including the availability and cost of capital, our total amount of debt outstanding, our ability to obtain financing on attractive terms, if at all, interest rates and the availability of attractive acquisition targets, among others, will affect our ability to acquire, develop and redevelop additional properties in the future. We may not be successful in pursuing acquisition opportunities, and newly acquired properties may not perform as well as expected. Expenses arising from our efforts to complete acquisitions, develop and redevelop properties or increase our market penetration may have a material adverse effect on our business, financial condition and results of operations. We face competition for acquisitions primarily from other REITs, as well as from private real estate companies or investors. Some of our competitors have greater financial and other resources. Increased competition for shopping center acquisitions may result in increased purchase prices and may impact adversely our ability to acquire additional properties on favorable terms. We cannot guarantee that we will be able to implement our growth strategy successfully or manage our expanded operations effectively and profitably.

We may not be able to achieve the anticipated financial and operating results from newly acquired assets. Some of the factors that could affect anticipated results are:

- our ability to integrate and manage new properties, including increasing occupancy rates and rents at such properties;
- the disposal of non-core assets within an expected time frame; and
- our ability to raise long-term financing to implement a capital structure at a cost of capital consistent with our business strategy.

Our business strategy also includes the selective development and construction of retail properties. On a selective basis, our business strategy may include mixed-use densification to maximize space at our Regional Town Centers, including by developing available land at our Regional Town Centers or by demolishing underperforming department store boxes and redeveloping the land. Any development, redevelopment and construction activities that we may undertake will be subject to the risks of real estate development, including lack of financing, construction delays, environmental requirements, budget overruns, sunk costs and lease-up. Furthermore, occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable. Real estate development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, and occupancy and other required governmental permits and authorizations. If any of the above events occur, our ability to pay dividends to our stockholders and service our indebtedness could be adversely affected.

Additionally, if we elect to pursue a "mixed-use" redevelopment, we expose ourselves to risks associated with each non-retail use (e.g., office, residential, hotel and entertainment), and the performance of our retail tenants in such properties may be negatively impacted by delays in opening and/or the performance of such non-retail uses. We have less experience in developing and managing non-retail real estate than we do with retail real estate and, as a result, we may seek to contract with a third-party developer or third-party manager with more experience in non-retail uses. In addition to the risks typically associated with the development of commercial real estate generally, we would also be exposed to the risks associated with the ownership and management of non-retail real estate, including limited experience in managing certain types of non-retail properties and the adverse impacts of competition and trends in the non-retail industry. For example, in the case of office properties, some businesses are rapidly evolving to make employee telecommuting, flexible work schedules, open workplaces and teleconferencing increasingly common, which may enable businesses to reduce their space requirements and erode the overall demand for office space over time, which, in turn, may place downward pressure on occupancy, rental rates and property valuations, each of which could have an adverse effect on our financial position, results of operations, cash flows and ability to make expected distributions to our stockholders to the extent we own office property.

Excess space at our properties could materially and adversely affect us.

Certain of our properties have had or may continue to have excess space available for prospective tenants, and those properties may continue to experience, and other properties may commence experiencing, such oversupply in the future. Among other causes, in 2020 due to the COVID-19 pandemic and in the years leading up to the pandemic, there was an increased number of bankruptcies of Anchors and other national retailers, as well as store closures. In the past, an increase in bargaining power of creditworthy retail tenants resulted in a downward pressure on our rental rates and occupancy levels, and an increase in bargaining power may also result in us having to increase our spend on tenant improvements and potentially make other lease modifications in order to attract or retain tenants, any of which, in the aggregate, could materially and adversely affect us.

Real estate investments are relatively illiquid and we may be unable to sell properties at the time we desire and on favorable terms.

Investments in real estate are relatively illiquid, which limits our ability to adjust our portfolio in response to changes in economic, market or other conditions. Moreover, there are some limitations under federal income tax laws applicable to REITs that limit our ability to sell assets. In addition, because our properties are generally mortgaged to secure our debts, we may not be able to obtain a release of a lien on a mortgaged property without the payment of the associated debt and/or a substantial prepayment penalty, which restricts our ability to dispose of a property, even though the sale might otherwise be desirable. Furthermore, the number of prospective buyers interested in purchasing shopping centers is limited. Therefore, if we want to sell one or more of our Centers, we may not be able to dispose of it in the desired time period and may receive less consideration than we originally invested in the Center.

Our real estate assets may be subject to impairment charges.

We periodically assess whether there are any indicators, including property operating performance, changes in anticipated holding period and general market conditions, that the value of our real estate assets and other investments may be impaired. A property's value is considered to be impaired only if the estimated aggregate future undiscounted and unleveraged property cash flows, taking into account the anticipated probability weighted average holding period, are less than the carrying value of the property. In our estimate of cash flows, we consider trends and prospects for a property and the effects of demand and competition on expected future operating income. If we are evaluating the potential sale of an asset or redevelopment alternatives, the undiscounted future cash flows consider the most likely course of action as of the balance sheet date based on current plans, intended holding periods and available market information. We are required to make subjective assessments as to whether there are impairments in the value of our real estate assets and other investments. Impairment charges have an immediate direct impact on our earnings. There can be no assurance that we will not take additional charges in the future related to the impairment of our assets. Any future impairment could have a material adverse effect on our operating results in the period in which the charge is recognized.

Possible environmental liabilities could adversely affect us.

Each of the Centers have undergone Environmental Site Assessment-Phase I studies conducted by an environmental consultant. As a result of these assessments and other information, we are aware of certain environmental issues present at certain Centers or at properties neighboring certain Centers, such as asbestos containing materials ("ACMs") (some of which may ultimately require removal under certain conditions, though the company has developed an operations and maintenance plan to manage ACMs), underground storage tanks (which are often present at or near Centers in connection with gasoline stations or automotive tire, battery and accessory services centers, and some of which may have leaked or are suspected to have leaked) and chlorinated hydrocarbons (such as perchloroethylene and its degradation byproducts, which have been detected at certain Centers and are often present in connection with tenant dry cleaning operations). These issues may result in potential environmental liability and cause us to incur costs in responding to these liabilities or in other costs associated with future investigation or remediation.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in that real property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The costs of investigation, removal or remediation of hazardous or toxic substances may be substantial. In addition, the presence of hazardous or toxic substances, or the failure to remedy environmental hazards properly, may adversely affect the owner's or operator's ability to sell or rent affected real property or to borrow money using affected real property as collateral.

Persons or entities that arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous or toxic substances at the disposal or treatment facility, whether or not that facility is owned or operated by the person or entity arranging for the disposal or treatment of hazardous or toxic substances. For example, laws exist that impose liability for release of ACMs into the air, and third parties may seek recovery from owners or operators of real property for personal injury associated with exposure to ACMs. In connection with our ownership, operation, management, development and redevelopment of the Centers, or any other centers or properties we acquire in the future, we may be potentially liable under these laws and may incur costs in responding to these liabilities.

We face risks associated with climate change.

Due to changes in weather patterns caused by climate change, our properties in certain markets could experience increases in storm intensity and rising sea levels. Over time, climate change could result in volatile or decreased demand for retail space at some of our Centers or, in extreme cases, our inability to operate the properties at all. Climate change may also have indirect effects on our business by increasing the cost of (or making unavailable) insurance on favorable terms, or at all, increasing the cost of energy at our properties or requiring us to spend funds to repair and protect our properties against such risks. Additionally, we seek to promote energy efficiency and other sustainability strategies at our properties. Implementing such strategies and compliance with new laws or regulations related to climate change, including compliance with "green" building codes, may result in significant capital expenditures to improve our existing properties or properties we may acquire. If we are unable to comply with the laws and regulations on climate change or implement effective sustainability strategies, our reputation among our tenants and investors may be damaged and we may incur fines and/or penalties. Moreover, there can be no assurance that any of our sustainability strategies will result in reduced operating costs, higher occupancy or higher rental rates or deter our existing tenants from relocating to properties owned by our competitors.

Some of our properties are subject to potential natural or other disasters.

Some of our Centers are located in areas that are subject to natural disasters, including our Centers in California or in other areas with higher risk of earthquakes, our Centers in flood plains or in areas that may be adversely affected by tornadoes, as well as our Centers in coastal regions that may be adversely affected by increases in sea levels or in the frequency or severity of hurricanes, tropical storms or other severe weather conditions. The occurrence of natural disasters can delay redevelopment or development projects, increase investment costs to repair or replace damaged properties, increase future property insurance costs and negatively impact the tenant demand for lease space. If insurance is unavailable to us or is unavailable on acceptable terms, or our insurance is not adequate to cover losses from these events, our financial condition and results of operations could be adversely affected.

Uninsured or underinsured losses could adversely affect our financial condition.

Each of our Centers has comprehensive liability, fire, extended coverage and rental loss insurance with insured limits customarily carried for similar properties. We do not insure certain types of losses (such as losses from wars), because they are either uninsurable or not economically insurable, and our insurance coverage may have certain exclusions (such as pandemics) that prevent us from collecting on certain claims under our policies. In addition, while we or the relevant joint venture, as applicable, carry specific earthquake insurance on the Centers located in California, the policies are subject to a deductible equal to 5% of the total insured value of each Center, a $150,000 per occurrence minimum and a combined annual aggregate loss limit of $100 million on these Centers. We or the relevant joint venture, as applicable, carry specific earthquake insurance on the Centers located in the Pacific Northwest and in the New Madrid Seismic Zone. However, the policies are subject to a deductible equal to 2% of the total insured value of each Center, a $150,000 per occurrence minimum and a combined annual aggregate loss limit of $100 million on these Centers. While we or the relevant joint venture also carry standalone terrorism insurance on the Centers, the policies are subject to a $25,000 deductible and a combined annual aggregate loss limit of $1.0 billion. Each Center has environmental insurance covering eligible third-party losses, remediation and non-owned disposal sites, subject to a $100,000 retention and a $50 million three-year aggregate loss limit, with the exception of one Center, which has a $5 million ten-year aggregate loss limit and another Center has a $20 million ten-year aggregate loss limit. Some environmental losses are not covered by this insurance because they are uninsurable or not economically insurable. Furthermore, we carry title insurance on substantially all of the Centers for generally less than their full value.

If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property, but may remain obligated for any mortgage debt or other financial obligations related to the property.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make expenditures that could adversely affect our cash flows.

All of the properties in our portfolio are required to comply with the Americans with Disabilities Act (the "ADA"). Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in the imposition of fines by the United States government, awards of damages to private litigants, or both. While the tenants to whom our portfolio is leased are obligated to comply with ADA provisions, within their leased premises, if required changes within their leased premises involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of tenants to cover costs could be adversely affected. Furthermore, we are required to comply with ADA requirements within the common areas of the properties in our portfolio and we may not be able to pass on to our tenants any costs necessary to remediate any common area ADA issues. In addition, we are required to operate the properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our portfolio. We may be required to make substantial capital expenditures to comply with, and we may be restricted in our ability to renovate or redevelop the properties subject to, those requirements and to comply with the provisions of the ADA. The resulting expenditures and restrictions could have a material adverse effect on our financial condition and operating results.

Possible terrorist activity or other acts or threats of violence and threats to public safety could adversely affect our financial condition and results of operations.

Terrorist attacks and threats of terrorist attacks in the United States or other acts or threats of violence may result in declining economic activity, which could harm the demand for goods and services offered by our tenants and the value of our properties and might adversely affect the value of an investment in our securities. Such a resulting decrease in retail demand could make it difficult for us to renew or re-lease our properties.

Terrorist activities or violence also could result in decreased traffic at our properties due to a heightened level of concern for safety in public places or directly affect the value of our properties through damage, destruction or loss. Further, the availability of insurance for such acts, or of insurance generally, might be reduced or cost more, which could increase our operating expenses and adversely affect our financial condition and results of operations. To the extent that our tenants are affected by such attacks and threats of attacks, their businesses similarly could be adversely affected, including their ability to continue to meet obligations under their existing leases. These acts and threats might erode business and consumer confidence and spending and might result in increased volatility in national and international financial markets and economies. Any one of these events might decrease demand for real estate, decrease or delay the occupancy of our new or redeveloped properties, and limit our access to capital or increase our cost of raising capital.

COVID-19 has caused, and COVID-19 or any future pandemic, epidemic or outbreak of any other highly infectious disease could continue to cause, disruptions in the U.S., regional and global economies and could materially and adversely impact our business, financial condition and results of operations and the business, financial condition and results of operations of our tenants.

The COVID-19 pandemic, including the emergence of additional variants, has caused, and COVID-19 or any future pandemic, epidemic or outbreak of any other highly infectious disease could continue to cause, widespread disruptions to the United States and global economies and has contributed, and could continue to contribute, to significant volatility and negative pressure in financial markets. The extent to which COVID-19, or any future pandemic, epidemic or outbreak of any other highly infectious disease, impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of such pandemic, the emergence and characteristics of new variants, the actions taken to contain the pandemic or mitigate its impact, including the adoption, administration and effectiveness of available vaccines, and the direct and indirect economic effects of the pandemic and containment measures, among others. COVID-19 has adversely affected, and COVID-19 or any future pandemic, epidemic or outbreak of any other highly infectious disease may continue to adversely affect, our business, financial condition and results of operations, and it may also have the effect of heightening many of the risks described in this "Risk Factors" section, including:

- a complete or partial closure of, or other operational issues at, one or more of our Centers resulting from government or tenant action, which has caused or could continue to cause subsequent closures of previously re-opened Centers, which has adversely affected, and could continue to adversely effect, our operations and those of our tenants;

- reduced economic activity impacting the businesses, financial condition and liquidity of our tenants, which has caused and could continue to cause, one or more of our tenants, including one or more of our Anchors, to be unable to meet their obligations to us in full, or at all, to otherwise seek modifications of such obligations, including, deferrals or reductions of rental payments, or to declare bankruptcy;

- decreased levels of consumer spending and consumer confidence during the pandemic, as well as a decrease in traffic at our Centers, which has affected, and could continue to affect, the ability of the Centers to generate sufficient revenues to meet operating and other expenses in the short-term and could also accelerate a shift to online retail shopping, which, if sustained could result in prolonged decreases in revenue at the Centers even after the immediate impact of the pandemic is resolved;

- inability to renew leases, lease vacant space, including vacant space from tenant bankruptcies and defaults, or re-let space as leases expire on favorable terms, or at all, which could result in lower rental payments or reduced occupancy levels, or could cause interruptions or delays in the receipt of rental payments;

- the closure of Anchors at one or more of our properties, has triggered, and future closures could trigger, co-tenancy lease clauses within one or more of our leases at such properties and any future closures could potentially lead to a decline in revenue and occupancy;

- a potential negative impact on our financial results could adversely impact our compliance with the financial covenants within our credit facility and other debt agreements or cause a failure to meet certain of these financial covenants, which could cause an event of default, which, if not cured or waived, could accelerate some or all of such indebtedness and could have a material adverse effect on us;

- a potential decline in asset values at one or more of our properties encumbered by mortgage debt, which could inhibit our ability to successfully refinance one or more such properties, result in the default under the applicable mortgage debt agreement and potentially cause the acceleration of such indebtedness; and

- disruption and instability in the global financial markets or deteriorations in credit and financing conditions, which has made, and could continue to make, it difficult for us to access debt and equity capital on attractive terms, or at all, and could also impact our ability to fund business activities, repay debt on a timely basis and renew, extend or replace our credit facility prior to its maturity date at all or on terms that are favorable to us.

Inflation may adversely affect our financial condition and results of operations.

Inflation in the United States increased in 2022 and may continue to increase in the near-term. If inflation increases in the future, we may experience any or all of the following:

- Increases in interest rates on our outstanding floating-rate debt as well as higher interest rates on any new and refinanced fixed-rate debt;

- Difficulty in replacing or renewing expiring leases with new leases at higher rents; and

- Decreasing tenant sales as a result of decreased consumer spending which could adversely affect the ability of our tenants to meet their rent obligations and/or result in lower percentage rents.

Additionally, even though most of our leases require tenants to pay their pro rata share of utilities, as well as a stated amount for operating expenses regardless of the expenses actually incurred at any Center, substantial inflationary pressures and increased operating costs may increase our exposure to rising property expenses and make it more difficult to maintain our historical cost controls at the Centers.

We have substantial debt that could affect our future operations.

Our total outstanding loan indebtedness at December 31, 2022 was $6.81 billion (consisting of $4.4 billion of consolidated debt, less $0.41 billion attributable to noncontrolling interests, plus $2.82 billion of our pro rata share of mortgages and other notes payable on unconsolidated joint ventures). As a result of this substantial indebtedness, we are required to use a material portion of our cash flow to service principal and interest on our debt, which limits the amount of cash available for other business opportunities. Borrowing costs increased throughout 2022 and may continue to increase in the near-term as the Federal Reserve acts to address rising inflation and, as a result, borrowing costs on our outstanding floating-rate debt as well as on new and refinanced fixed-rate debt may be more expensive. We are subject to the risks normally associated with debt financing and increased borrowing costs, including the risk that our cash flow from operations will be insufficient to meet required debt service and that rising interest rates could adversely affect our debt service costs.

In certain cases, we may limit our exposure to interest rate fluctuations related to a portion of our floating-rate debt by the use of interest rate cap and swap agreements. Such agreements, subject to current market conditions, allow us to replace floating-rate debt with fixed-rate debt in order to achieve our desired ratio of floating-rate to fixed-rate debt. However, in an increasing interest rate environment, the fixed rates we can obtain with such replacement fixed-rate cap and swap agreements or the fixed-rate on new and refinanced debt will also continue to increase. Our use of interest rate hedging arrangements may also expose us to additional risks, including that the counterparty to the arrangement may fail to honor its obligations and that termination of these arrangements typically involves costs such as transaction fees or breakage costs. There can be no assurance that our hedging activities will have the desired impact on our results of operations, liquidity or financial condition.

Furthermore, most of our Centers are mortgaged to secure payment of indebtedness, and if income from the Center is insufficient to pay that indebtedness, the Center could be foreclosed upon by the mortgagee resulting in a loss of income and a decline in our total asset value. During the year ended December 31, 2022, we did not repay the outstanding mortgage loan on our Towne Mall property on its maturity and are in the process of transitioning the property to a loan receiver.

We are obligated to comply with financial and other covenants that could affect our operating activities.

Our unsecured credit facilities contain financial covenants, including interest coverage requirements, as well as limitations on our ability to incur debt, make dividend payments and make certain acquisitions. These covenants may restrict our ability to pursue certain business initiatives or certain transactions that might otherwise be advantageous. In addition, failure to meet certain of these financial covenants could cause an event of default, which, if not cured or waived, could accelerate some or all of such indebtedness which could have a material adverse effect on us.

We depend on external financings for our growth and ongoing debt service requirements and are subject to refinancing risk.

We depend primarily on external financings, principally debt financings and, in more limited circumstances, equity financings, to fund the growth of our business and to ensure that we can meet ongoing maturities of our outstanding debt. Our access to financing depends on the willingness of banks, lenders and other institutions to lend to us based on their underwriting criteria which can fluctuate with market conditions and on conditions in the capital markets in general. In addition, levels of market disruption and volatility could materially adversely impact our ability to access the capital markets for equity financings.

We are also subject to the risks normally associated with debt financings, including the risk that our cash flow from operations will be insufficient to meet required debt service or that we will be unable to refinance such indebtedness on acceptable terms, or at all. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital, our cash flow may not be sufficient to repay all maturing debt in years when significant "balloon" payments come due. In addition, there are no assurances that we will continue to be able to obtain the financing we need for future growth on acceptable terms, or at all, and any new or refinanced debt could also impose more restrictive terms.

The discontinuation of LIBOR and the replacement of LIBOR with an alternative reference rate may adversely affect our borrowing costs and could impact our business and results of operations.

We expect that all LIBOR settings relevant to us will cease to be published or will no longer be representative after June 30, 2023. The discontinuation of LIBOR will not affect our ability to borrow or maintain already outstanding borrowings or hedging transactions, but if our contracts indexed to LIBOR, including certain contracts governing our variable rate debt, the variable rate debt of our joint ventures and our interest rate caps, are converted to SOFR, the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in interest or hedging costs that are higher than if LIBOR remained available. Additionally, although SOFR is the Alternative Reference Rates Committee's recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in ways that would result in higher interest or hedging costs for us. It is not yet possible to predict the magnitude of LIBOR's end on our borrowing costs given the remaining uncertainty about which rates will replace LIBOR. As of December 31, 2022, each of the agreements governing our variable rate debt provides for the replacement of LIBOR if it becomes unavailable during the term of such agreement.

RISKS RELATED TO OUR ORGANIZATIONAL STRUCTURE

Certain individuals have substantial influence over the management of both us and the Operating Partnership, which may create conflicts of interest.

Under the limited partnership agreement of the Operating Partnership, we, as the sole general partner, are responsible for the management of the Operating Partnership's business and affairs. Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our Operating Partnership or any of its partners, on the other. Our directors and officers have duties to our Company under Maryland law in connection with their management of our Company. At the same time, we have duties and obligations to our Operating Partnership and its limited partners under Delaware law as modified by the partnership agreement of our Operating Partnership in connection with the management of our Operating Partnership as the sole general partner. Our duties and obligations as the general partner of our Operating Partnership may come into conflict with the duties of our directors and officers to our Company and our stockholders.

Outside partners in Joint Venture Centers result in additional risks to our stockholders.

We own partial interests in property partnerships that own 22 Joint Venture Centers, one office property and one development property, as well as several development sites. We may acquire partial interests in additional properties through joint venture arrangements. Investments in Joint Venture Centers involve risks different from those of investments in Wholly Owned Centers.

We have fiduciary responsibilities to our joint venture partners that could affect decisions concerning the Joint Venture Centers. Our partners in certain Joint Venture Centers (notwithstanding our majority legal ownership) share control of major decisions relating to the Joint Venture Centers, including decisions with respect to sales, refinancings and the timing and amount of additional capital contributions, as well as decisions that could have an adverse impact on us.

In addition, we may lose our management and other rights relating to the Joint Venture Centers if:

• we fail to contribute our share of additional capital needed by the property partnerships; or

• we default under a partnership agreement for a property partnership or other agreements relating to the property partnerships or the Joint Venture Centers.

Furthermore, the bankruptcy of one of the other investors in our Joint Venture Centers could materially and adversely affect the respective property or properties. Pursuant to the bankruptcy code, we could be precluded from taking some actions affecting the estate of the other investor without prior court approval which would, in most cases, entail prior notice to other parties and a hearing. At a minimum, the requirement to obtain court approval may delay the actions we would or might want to take. If the relevant joint venture through which we have invested in a Joint Venture Center has incurred recourse obligations, the discharge in bankruptcy of one of the other investors might result in our ultimate liability for a greater portion of those obligations than would otherwise be required.

Our legal ownership interest in a joint venture vehicle may, at times, not equal our economic interest in the entity because of various provisions in certain joint venture agreements regarding distributions of cash flow based on capital account balances, allocations of profits and losses and payments of preferred returns. As a result, our actual economic interest (as distinct from our legal ownership interest) in certain of the Joint Venture Centers could fluctuate from time to time and may not wholly align with our legal ownership interests. Substantially all of our joint venture agreements contain rights of first refusal, buy-sell provisions, exit rights, default dilution remedies and/or other break up provisions or remedies which are customary in real estate joint venture agreements and which may, positively or negatively, affect the ultimate realization of cash flow and/or capital or liquidation proceeds.

Our holding company structure makes us dependent on distributions from the Operating Partnership.

Because we conduct our operations through the Operating Partnership, our ability to service our debt obligations and pay dividends to our stockholders is strictly dependent upon the earnings and cash flows of the Operating Partnership and the ability of the Operating Partnership to make distributions to us. Under the Delaware Revised Uniform Limited Partnership Act, the Operating Partnership is prohibited from making any distribution to us to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Operating Partnership (other than some non-recourse liabilities and some liabilities to the partners) exceed the fair value of the assets of the Operating Partnership. An inability to make cash distributions from the Operating Partnership could jeopardize our ability to maintain qualification as a REIT.

An ownership limit and certain of our Charter and bylaw provisions could inhibit a change of control or reduce the value of our common stock.

The Ownership Limit. In order for us to maintain our qualification as a REIT, not more than 50% in value of our outstanding stock (after taking into account certain options to acquire stock) may be owned, directly or indirectly or through the application of certain attribution rules, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (the "Code"), to include some entities that would not ordinarily be considered "individuals") at any time during the last half of a taxable year. To assist us in maintaining our qualification as a REIT, among other purposes, our Charter restricts ownership of more than 5% (the "Ownership Limit") of the lesser of the number or value of our outstanding shares of stock by any single stockholder or a group of stockholders (with limited exceptions). In addition to enhancing preservation of our status as a REIT, the Ownership Limit may:

- have the effect of delaying, deferring or preventing a change in control of us or other transaction without the approval of our board of directors, even if the change in control or other transaction is in the best interests of our stockholders; and

- limit the opportunity for our stockholders to receive a premium for their common stock or preferred stock that they might otherwise receive if an investor were attempting to acquire a block of stock in excess of the Ownership Limit or otherwise effect a change in control of us.

Our board of directors, in its sole discretion, may waive or modify (subject to limitations and upon any conditions as it may direct) the Ownership Limit with respect to one or more of our stockholders, if it is satisfied that ownership in excess of this limit will not jeopardize our status as a REIT.

Selected Provisions of our Charter and bylaws. Some of the provisions of our Charter and bylaws may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for us and may inhibit a change in control that holders of some, or a majority, of our shares might believe to be in their best interests or that could give our stockholders the opportunity to realize a premium over the then-prevailing market prices for our shares. These provisions include the following:

- advance notice requirements for stockholder nominations of directors and stockholder proposals to be considered at stockholder meetings;

- the obligation of our directors to consider a variety of factors with respect to a proposed business combination or other change of control transaction;

- the authority of our directors to classify or reclassify unissued shares and cause the Company to issue shares of one or more classes or series of common stock or preferred stock;

- the authority of our directors to create and cause the Company to issue rights entitling the holders thereof to purchase shares of stock or other securities from us; and

- limitations on the amendment of our Charter, the change in control of us, and the liability of our directors and officers.

Certain provisions of Maryland law could inhibit a change in control or reduce the value of our common stock.

Certain provisions of the Maryland General Corporation Law (the "MGCL") may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for us and may inhibit a change in control that holders of some, or a majority, of our shares might believe to be in their best interests or that could give our stockholders the opportunity to realize a premium over the then-prevailing market prices for our shares, including:

- "Business Combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of our then outstanding stock) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter may impose special appraisal rights and special stockholder voting requirements on these combinations; and

- "Control Share" provisions that provide that holders of "control shares" of our Company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, our Charter exempts from the "business combination" provisions any business combination between us and the principals and their respective affiliates and related persons. The MGCL also allows the board of directors to exempt particular business combinations before the interested stockholder becomes an interested stockholder. Furthermore, a person is not an interested stockholder if the transaction by which he or she would otherwise have become an interested stockholder is approved in advance by the board of directors.

Additionally, pursuant to a provision in our bylaws, we have opted out of the "control share" acquisition provisions of the MGCL. However, in the future, we may, without the approval of our stockholders, by amendment to our bylaws, opt in to the control share provisions of the MGCL. The MGCL and our Charter also contain supermajority voting requirements with respect to our ability to amend certain provisions of our Charter, merge, or sell all or substantially all of our assets.

Furthermore, our board of directors has adopted a resolution prohibiting us from electing to be subject to the provisions of Title 3, Subtitle 8 of the MGCL that would, among other things, permit our board of directors to classify the board without stockholder approval. Such provisions of Title 3, Subtitle 8 of the MGCL could have an anti-takeover effect. We may only elect to be subject to the classified board provisions of Title 3, Subtitle 8 after first obtaining the approval of our stockholders.

FEDERAL INCOME TAX RISKS

The tax consequences of the sale of some of the Centers and certain holdings of the principals may create conflicts of interest.

The principals will experience negative tax consequences if some of the Centers are sold. As a result, the principals may not favor a sale of these Centers even though such a sale may benefit our other stockholders. In addition, the principals may have different interests than our stockholders because they are significant holders of limited partnership units in the Operating Partnership.

If we were to fail to qualify as a REIT, we would have reduced funds available for distributions to our stockholders.

We believe that we currently qualify as a REIT. No assurance can be given that we will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the applicable income tax regulations is greater in the case of a REIT structure like ours that holds assets through the Operating Partnership and joint ventures. The determination of various factual matters and circumstances not entirely within our control, including determinations by our partners in the Joint Venture Centers, may affect our continued qualification as a REIT. In addition, legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to our qualification as a REIT or the U.S. federal income tax consequences of that qualification.

In addition, we currently hold certain of our properties through subsidiaries that have elected to be taxed as REITs and we may in the future determine that it is in our best interests to hold one or more of our other properties through one or more subsidiaries that elect to be taxed as REITs. If any of these subsidiaries fails to qualify as a REIT for U.S. federal income tax purposes, then we may also fail to qualify as a REIT for U.S. federal income tax purposes.

If in any taxable year we were to fail to qualify as a REIT, we will suffer the following negative results:

- we will not be allowed a deduction for distributions to stockholders in computing our taxable income; and

- we will be subject to U.S. federal and state income tax on our taxable income at regular corporate rates.

In addition, if we were to lose our REIT status, we would be prohibited from qualifying as a REIT for the four taxable years following the year during which the qualification was lost, absent relief under statutory provisions. As a result, net income and the funds available for distributions to our stockholders would be reduced for at least five years and the fair market value of our shares could be materially adversely affected. Furthermore, the Internal Revenue Service could challenge our REIT status for past periods. Such a challenge, if successful, could result in us owing a material amount of tax, interest and penalties for prior periods. It is possible that future economic, market, legal, tax or other considerations might cause our board of directors to revoke our REIT election.

Even if we remain qualified as a REIT, we might face other tax liabilities that reduce our cash flow. Further, we might be subject to federal, state and local taxes on our income and property. Any of these taxes would decrease cash available for distributions to stockholders.

Complying with REIT requirements might cause us to forego otherwise attractive opportunities.

In order to qualify as a REIT for U.S. federal income tax purposes, we must satisfy tests concerning, among other things, our sources of income, the nature of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may cause us to forego opportunities we would otherwise pursue.

In addition, the REIT provisions of the Code impose a 100% tax on income from "prohibited transactions." Prohibited transactions generally include sales of assets that do not qualify for a statutory safe harbor if such assets constitute inventory or other property held for sale in the ordinary course of business, other than foreclosure property. This 100% tax could impact our desire to sell assets and other investments at otherwise opportune times if we believe such sales could be considered prohibited transactions.

Complying with REIT requirements may force us to borrow or take other measures to make distributions to our stockholders.

As a REIT, we generally must distribute 90% of our annual taxable income (subject to certain adjustments) to our stockholders. From time to time, we might generate taxable income greater than our net income for financial reporting purposes, or our taxable income might be greater than our cash flow available for distributions to our stockholders. If we do not have other funds available in these situations, we might be unable to distribute 90% of our taxable income as required by the REIT rules. In that case, we would need to borrow funds, liquidate or sell a portion of our properties or investments (potentially at disadvantageous or unfavorable prices), in certain limited cases distribute a combination of cash and stock (at our stockholders' election but subject to an aggregate cash limit established by the Company) or find another alternative source of funds. These alternatives could increase our costs or reduce our equity. In addition, to the extent we borrow funds to pay distributions, the amount of cash available to us in future periods will be decreased by the amount of cash flow we will need to service principal and interest on the amounts we borrow, which will limit cash flow available to us for other investments or business opportunities.

We may face risks in connection with Section 1031 Exchanges.

If a transaction intended to qualify as a Section 1031 Exchange is later determined to be taxable, we may face adverse consequences, and if the laws applicable to such transactions are amended or repealed, we may not be able to dispose of properties on a tax deferred basis. Section 1031 Exchanges now only apply to real property and do not apply to any related personal property transferred with the real property. As a result, any appreciated personal property that is transferred in connection with a Section 1031 Exchange of real property will cause gain to be recognized, and such gain is generally treated as non-qualifying income for the 95% and 75% gross income tests. Any such non-qualifying income could have an adverse effect on our REIT status.

If our Operating Partnership fails to maintain its status as a partnership for tax purposes, we would face adverse tax consequences.

We intend to maintain the status of the Operating Partnership as a partnership for federal income tax purposes. However, if the Internal Revenue Service were to successfully challenge the status of the Operating Partnership as an entity taxable as a partnership, the Operating Partnership would be taxable as a corporation. This would reduce the amount of distributions that the Operating Partnership could make to us. This could also result in our losing REIT status, with the consequences described above. This would substantially reduce the cash available to us to make distributions and the return on your investment. In addition, if any of the partnerships or limited liability companies through which the Operating Partnership owns its property, in whole or in part, loses its characterization as a partnership or disregarded entity for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the Operating Partnership. Such a recharacterization of an underlying entity could also threaten our ability to maintain REIT status.

Legislative or regulatory action could adversely affect our stockholders.

In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to investments similar to an investment in our stock. Additional changes to tax laws are likely to continue in the future, and we cannot assure you that any such changes will not adversely affect the taxation of us or our stockholders.

Any such changes could have an adverse effect on an investment in our stock or on the market value or the resale potential of our properties.

GENERAL RISK FACTORS

Our success depends, in part, on our ability to attract and retain talented employees, and the loss of any one of our key personnel could adversely impact our business.

The success of our business depends, in part, on the leadership and performance of our executive management team and key employees, and our ability to attract, retain and motivate talented employees could significantly impact our future performance. Competition for these individuals is intense, and we cannot assure you that we will retain our executive management team and key employees or that we will be able to attract and retain other highly qualified individuals for these positions in the future. Losing any one or more of these persons could have a material adverse effect on our results of operations, financial condition and cash flows.

The price of our common stock has and may continue to fluctuate significantly, which may make it difficult for our stockholders to resell their shares when they want or at prices they find attractive.

The price of our common stock on the NYSE constantly changes and has been subject to significant price fluctuations. Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors may include, but are not limited to, actual or anticipated variations in our operating results or dividends; general market fluctuations, including potentially extreme increases or decreases in the market prices of certain of our publicly traded tenants, industry factors and general economic and geopolitical conditions and events, such as economic slowdowns or recessions, consumer confidence in the economy, ongoing military conflicts and terrorist attacks; technical factors in the public trading market for our stock that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our securities and the potential for a "short squeeze" whereby short sellers are forced to cover their open positions, access to margin debt, trading in options and other derivatives on our common stock and other technical trading factors; changes in our funds from operations or earnings estimates; changes in the ability of our shopping centers to generate sufficient revenues to meet operating and other expenses; anchor or tenant bankruptcies, closures, mergers or consolidations; local economic and real estate conditions in geographic locations where we have a high concentration of Centers; competition by public or private mall companies or others, including competition for both acquisition of Centers and for tenants to occupy space; the ability of our tenants to pay rent and meet their other obligations to us under current lease terms and our ability to lease space on favorable terms; the success of our acquisition and real estate development strategy; our ability to comply with the financial covenants in our debt agreements and the impact of restrictive covenants in our debt agreements; our access to financing; inflation and increases in interest rates; the risk of our failure to qualify or maintain our status as a REIT; our ability to comply with our joint venture agreements and other risks associated with our joint venture investments; possible uninsured losses, including losses from casualty events or natural disasters, and possible environmental liabilities; adverse impacts from COVID-19 or any future pandemic, epidemic or outbreak of any other highly infectious disease on the U.S., regional and global economies and on our financial condition and results of operations and the financial condition and results of operations of our tenants; a decision by any of our significant stockholders to sell substantial amounts of our common stock; any future issuances of equity securities; and the realization of any of the other risk factors included in this Annual Report on Form 10-K.

We face risks associated with and have been the target of security breaches through cyber attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology (IT) networks and related systems.

We face risks associated with cyber threats and have been the target of security breaches, whether through cyber attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our IT networks and related systems. Cyber incidents have been increasing in sophistication and frequency and can include third parties gaining access to data using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, ransomware, and other deliberate attacks and attempts to gain unauthorized access. The techniques used to sabotage or to obtain systems in which data is stored or through which data is transmitted change frequently, and we may be unable to implement adequate preventative measures or stop security breaches while they are occurring. Because the techniques used by threat actors who may attempt to penetrate and sabotage our computer systems change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. These threats, in turn, may lead to increased costs to protect our information systems, detect and respond to threats, and recover from cyber incidents. While we carry cyber liability insurance, it may not be adequate to cover all losses relating to such events.

Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations and, in some cases, may be critical to the operations of certain of our tenants. Although we make efforts to maintain the security and integrity of these types of IT networks and related systems, and we have implemented various measures to manage the risk of a security incident, there can be no guarantee that our security efforts and measures will be effective or that attempted cyber attacks would not be successful, disruptive, or damaging. A security incident involving our information systems could disrupt the proper functioning of our networks and systems. This could, in turn, result in misstated financial reports, violations of loan covenants and/or missed reporting deadlines, the inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT, the unauthorized access to, and the destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information of ours or others, which could be used to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes; require significant management attention and resources to remedy any damages that result; subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; or damage our reputation among our tenants and investors generally. Moreover, cyber attacks perpetrated against our Anchors and tenants, including unauthorized access to customers' credit card data and other confidential information, could diminish consumer confidence and consumer spending and negatively impact our business. Any breach, loss, or compromise of personal data may also subject us to civil fines and penalties, or claims for damages under relevant state and federal privacy laws in the United States. Data breaches and other data security compromises may lead to public disclosures which, in turn, may lead to widespread negative publicity.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following table sets forth certain information regarding the Centers and other locations that are wholly owned or partly owned by the Company as of December 31, 2022.

Count	Company's Ownership(1)	Name of Center/Location(2)	Year of Original Construction/ Acquisition	Year of Most Recent Expansion/ Renovation	Total GLA(3)	Mall and Freestanding GLA	Percentage of Mall and Freestanding GLA Leased	Non-Owned Anchors (3)	Company-Owned Anchors (3)
	CONSOLIDATED CENTERS:								
1	50.1%	Chandler Fashion Center(4) Chandler, Arizona	2001/2002	Ongoing	1,320,000	644,000	95.4%	Dillard's, Macy's, Scheels All Sports(5)	—
2	100%	Danbury Fair Mall(4) Danbury, Connecticut	1986/2005	2016	1,275,000	593,000	98.1%	JCPenney, Macy's	Dick's Sporting Goods, Primark, Target(6)
3	100%	Desert Sky Mall Phoenix, Arizona	1981/2002	2007	710,000	244,000	99.1%	Burlington, Dillard's	La Curacao, Mercado de los Cielos
4	100%	Eastland Mall(7) Evansville, Indiana	1978/1998	1996	1,017,000	528,000	93.4%	Dillard's, Macy's	JCPenney
5	50%	Fashion District Philadelphia Philadelphia, Pennsylvania	1977/2014	2019	803,000	575,000	85.0%	—	Burlington, Primark, Shoppers World
6	100%	Fashion Outlets of Chicago Rosemont, Illinois	2013/—	—	528,000	528,000	99.1%	—	—
7	100%	Fashion Outlets of Niagara Falls USA Niagara Falls, New York	1982/2011	2014	689,000	689,000	81.7%	—	—
8	50.1%	Freehold Raceway Mall(4) Freehold, New Jersey	1990/2005	2007	1,549,000	783,000	91.4%	JCPenney, Macy's	Dick's Sporting Goods, Primark
9	100%	Fresno Fashion Fair Fresno, California	1970/1996	2006	974,000	419,000	94.7%	Macy's	Forever 21, JCPenney, Macy's
10	100%	Green Acres Mall(4)(7) Valley Stream, New York	1956/2013	2016	2,042,000	904,000	98.1%	—	BJ's Wholesale Club, Dick's Sporting Goods, Macy's (two), Primark(8), Shoppers World, Walmart
11	100%	Inland Center San Bernardino, California	1966/2004	2016	630,000	230,000	93.6%	Macy's	Forever 21, JCPenney
12	100%	Kings Plaza Shopping Center(7) Brooklyn, New York	1971/2012	2018	1,146,000	445,000	99.9%	Macy's	Burlington, Lowe's, Primark, Target(6)
13	100%	La Cumbre Plaza(7) Santa Barbara, California	1967/2004	1989	323,000	173,000	92.5%	Macy's	—
14	100%	NorthPark Mall(4) Davenport, Iowa	1973/1998	2001	933,000	398,000	90.5%	Dillard's, JCPenney, Von Maur	—
15	100%	Oaks, The Thousand Oaks, California	1978/2002	2017	1,206,000	605,000	88.3%	JCPenney, Macy's (two)	Dick's Sporting Goods, Nordstrom
16	100%	Pacific View Ventura, California	1965/1996	2001	886,000	401,000	83.6%	JCPenney, Target	Macy's
17	100%	Queens Center(7) Queens, New York	1973/1995	2004	967,000	410,000	98.7%	JCPenney, Macy's	—
18	100%	Santa Monica Place(4) Santa Monica, California	1980/1999	Ongoing	527,000	303,000	85.0%	—	Nordstrom
19	84.9%	SanTan Village Regional Center Gilbert, Arizona	2007/—	2018	1,196,000	789,000	96.3%	Dillard's, Macy's	Dick's Sporting Goods
20	100%	SouthPark Mall(4) Moline, Illinois	1974/1998	2015	854,000	290,000	71.0%	Dillard's, Von Maur	Dick's Sporting Goods, JCPenney
21	100%	Stonewood Center(4)(7) Downey, California	1953/1997	1991	922,000	351,000	95.1%	—	JCPenney, Kohl's, Macy's
22	100%	Superstition Springs Center(4) Mesa, Arizona	1990/2002	2002	956,000	384,000	94.1%	Dillard's, JCPenney, Macy's	—
23	100%	Towne Mall(4) Elizabethtown, Kentucky	1985/2005	1989	350,000	179,000	83.0%	—	Belk, JCPenney
24	100%	Valley Mall Harrisonburg, Virginia	1978/1998	1992	502,000	187,000	76.5%	Target	Belk, Dick's Sporting Goods, JCPenney
25	100%	Valley River Center Eugene, Oregon	1969/2006	2007	813,000	413,000	95.6%	Macy's	JCPenney
26	100%	Victor Valley, Mall of(4) Victorville, California	1986/2004	2012	578,000	259,000	96.5%	Macy's	Dick's Sporting Goods, JCPenney

Count	Company's Ownership(1)	Name of Center/Location(2)	Year of Original Construction/ Acquisition	Year of Most Recent Expansion/ Renovation	Total GLA(3)	Mall and Freestanding GLA	Percentage of Mall and Freestanding GLA Leased	Non-Owned Anchors (3)	Company-Owned Anchors (3)
27	100%	Vintage Faire Mall Modesto, California	1977/1996	Ongoing	917,000	473,000	92.2%	Macy's	Dick's Sporting Goods, JCPenney, Macy's
28	100%	Wilton Mall(4) Saratoga Springs, New York	1990/2005	2020	708,000	390,000	95.4%	JCPenney	BJ's Wholesale Club, Dick's Sporting Goods
		Total Consolidated Centers			25,321,000	12,587,000	92.7%		
		UNCONSOLIDATED JOINT VENTURE CENTERS:							
29	60%	Arrowhead Towne Center Glendale, Arizona	1993/2002	2015	1,082,000	476,000	96.6%	Dillard's, JCPenney, Macy's	Dick's Sporting Goods
30	50%	Biltmore Fashion Park Phoenix, Arizona	1963/2003	2020	600,000	295,000	94.4%	—	Macy's, Saks Fifth Avenue
31	50%	Broadway Plaza(4) Walnut Creek, California	1951/1985	2016	995,000	450,000	98.9%	Macy's	Nordstrom
32	50.1%	Corte Madera, The Village at Corte Madera, California	1985/1998	2020	501,000	265,000	96.3%	Macy's, Nordstrom	—
33	50%	Country Club Plaza Kansas City, Missouri	1922/2016	2015	965,000	965,000	83.3%	—	—
34	51%	Deptford Mall Deptford, New Jersey	1975/2006	2020	1,008,000	436,000	94.9%	JCPenney, Macy's	Boscov's, Dick's Sporting Goods
35	51%	FlatIron Crossing(4) Broomfield, Colorado	2000/2002	2009	1,417,000	718,000	93.1%	Dillard's, Macy's	Dick's Sporting Goods, Forever 21
36	50%	Kierland Commons Phoenix, Arizona	1999/2005	2003	436,000	436,000	90.8%	—	—
37	60%	Lakewood Center Lakewood, California	1953/1975	2008	1,979,000	914,000	92.3%	—	Costco, Forever 21, Home Depot, JCPenney, Macy's, Target
38	60%	Los Cerritos Center(9) Cerritos, California	1971/1999	2016	1,007,000	532,000	95.8%	Macy's, Nordstrom	Dick's Sporting Goods, Forever 21
39	50%	Scottsdale Fashion Square Scottsdale, Arizona	1961/2002	Ongoing	1,884,000	924,000	96.0%	Dillard's	Dick's Sporting Goods, Macy's, Neiman Marcus, Nordstrom
40	60%	South Plains Mall(4) Lubbock, Texas	1972/1998	2017	1,136,000	494,000	91.6%	—	Dillard's (two), JCPenney
41	51%	Twenty Ninth Street(7) Boulder, Colorado	1963/1979	2007	692,000	550,000	92.5%	—	Home Depot
42	50%	Tysons Corner Center(9) Tysons Corner, Virginia	1968/2005	2014	1,854,000	1,114,000	85.4%	—	Bloomingdale's, Macy's, Nordstrom, Primark(8)
43	60%	Washington Square(9) Portland, Oregon	1974/1999	2005	1,302,000	579,000	95.1%	Macy's	Dick's Sporting Goods, JCPenney, Nordstrom
44	19%	West Acres Fargo, North Dakota	1972/1986	2001	692,000	426,000	94.7%	Macy's	JCPenney
		Total Unconsolidated Joint Ventures			17,550,000	9,574,000	92.5%		
44		**Total Regional Town Centers**			42,871,000	22,161,000	92.6%		
		COMMUNITY/POWER SHOPPING CENTERS							
1	50%	Atlas Park, The Shops at(11) Queens, New York	2006/2011	2013	372,000	372,000	92.6%	—	—
2	50%	Boulevard Shops(11) Chandler, Arizona	2001/2002	2004	185,000	185,000	93.1%	—	—
3	100%	Southridge Center(4)(10) Des Moines, Iowa	1975/1998	2013	800,000	519,000	82.2%	Des Moines Area Community College	Target
4	100%	Superstition Springs Power Center(10) Mesa, Arizona	1990/2002	—	204,000	51,000	100.0%	Best Buy, Burlington	—
5	100%	The Marketplace at Flagstaff(7)(10) Flagstaff, Arizona	2007/—	—	268,000	147,000	100.0%	—	Home Depot
5		**Total Community/Power Shopping Centers**			1,829,000	1,274,000	89.6%		
49		**Total before Other Assets**			44,700,000	23,435,000			
		OTHER ASSETS:							
	100%	Various(10)(12)	—	—	267,000	184,000	—	—	Kohl's
	25%	One Westside(11)(13) Los Angeles, California	1985/1998	2022	680,000	—	—	—	—
	50%	Scottsdale Fashion Square-Office(11) Scottsdale, Arizona	1984/2002	2016	124,000	—	—	—	—

Count	Company's Ownership(1)	Name of Center/Location(2)	Year of Original Construction/ Acquisition	Year of Most Recent Expansion/ Renovation	Total GLA(3)	Mall and Freestanding GLA	Percentage of Mall and Freestanding GLA Leased	Non-Owned Anchors (3)	Company-Owned Anchors (3)
	50%	Tysons Corner Center-Office(11) Tysons Corner, Virginia	1999/2005	2012	169,000	—	—	—	—
	50%	Hyatt Regency Tysons Corner Center(11) Tysons Corner, Virginia	2015	2015	290,000	—	—	—	—
	50%	VITA Tysons Corner Center(11) Tysons Corner, Virginia	2015	2015	399,000	—	—	—	—
	50%	Tysons Tower(11) Tysons Corner, Virginia	2014	2014	531,000	—	—	—	—
OTHER ASSETS UNDER DEVELOPMENT:									
	5%	Paradise Valley Mall(11)(14) Phoenix, Arizona	1979/2002	Ongoing	303,000	—	—	JCPenney	Costco
		Total Other Assets			2,763,000	184,000			
		Grand Total			47,463,000	23,619,000			

(1) The Company's ownership interest in this table reflects its direct or indirect legal ownership interest. Legal ownership may, at times, not equal the Company's economic interest in the listed properties because of various provisions in certain joint venture agreements regarding distributions of cash flow based on capital account balances, allocations of profits and losses and payments of preferred returns. As a result, the Company's actual economic interest (as distinct from its legal ownership interest) in certain of the properties could fluctuate from time to time and may not wholly align with its legal ownership interests. Substantially all of the Company's joint venture agreements contain rights of first refusal, buy-sell provisions, exit rights, default dilution remedies and/or other break up provisions or remedies which are customary in real estate joint venture agreements and which may, positively or negatively, affect the ultimate realization of cash flow and/or capital or liquidation proceeds. See "Item 1A.—Risks Related to Our Organizational Structure—Outside partners in Joint Venture Centers result in additional risks to our stockholders."

(2) The Company owned or had an ownership interest in 44 Regional Town Centers (including office, hotel and residential space adjacent to these shopping centers), five community/power shopping centers, one office property and one redevelopment property. With the exception of the eight Centers indicated with footnote (7) in the table above, the underlying land controlled by the Company is owned in fee entirely by the Company or, in the case of Joint Venture Centers, by the joint venture property partnership or limited liability company. With respect to these eight Centers, portions of the underlying land controlled by the Company are owned by third parties and leased to the Company, or the joint venture property partnership or limited liability company, pursuant to long-term ground leases. Under the terms of a typical ground lease, the Company, or the joint venture property partnership or limited liability company, has an option or right of first refusal to purchase the land. The termination dates of the ground leases range from 2038 to 2098.

(3) Total GLA includes GLA attributable to Anchors (whether owned or non-owned) and Mall and Freestanding Stores as of December 31, 2022. "Non-owned Anchors" is space not owned by the Company (or, in the case of Joint Venture Centers, by the joint venture property partnership or limited liability company) which is occupied by Anchor tenants. "Company-owned Anchors" is space owned (or leased) by the Company (or, in the case of Joint Venture Centers, by the joint venture property partnership or limited liability company) and leased (or subleased) to Anchor.

(4) These Centers have vacant Anchor locations. The Company is actively seeking replacement tenants or has entered into replacement leases for many of these vacant sites and/or is currently executing or considering redevelopment opportunities for these locations. The Company continues to collect rent under the terms of an agreement regarding five of these vacant Anchors.

(5) Scheels All Sports is building a two-level 222,000 square foot store at Chandler Fashion Center utilizing the vacant 144,000 square foot location formerly occupied by Nordstrom. The store is anticipated to open in fall 2023.

(6) Target has announced plans to open a three-level, 90,000 square foot store at Kings Plaza and a two-level, 126,000 square foot store at Danbury Fair Mall.

(7) Portions of the land on which the Center is situated are subject to one or more long-term ground leases.

(8) Primark has announced plans to open two new two-level stores at Green Acres Mall and Tysons Corner Center.

(9) The Center has a vacant former anchor store to be demolished for redevelopment.

(10) Included in Consolidated Centers.

(11) Included in Unconsolidated Joint Venture Centers.

(12) The Company owns an office building and three stores located at shopping centers not owned by the Company. Of the three stores, one has been leased to Kohl's and two have been leased for non-Anchor uses. With respect to the office building and one of the three stores, the underlying land is owned in fee entirely by the Company. With respect to the remaining two stores, the underlying land is owned by third parties and leased to the Company pursuant to long-term building or ground leases. Under the terms of a typical building or ground lease, the Company pays rent for the use of the building or land and is generally responsible for all costs and expenses associated with the building and improvements. In some cases, the Company has an option or right of first refusal to purchase the land. The two ground leases terminate in years 2027 and 2028.

(13) In 2022, the Company's joint venture completed its redevelopment of the majority of One Westside to convert it from a three-level former regional town center into a three-level, 584,000 square foot creative office campus that is leased entirely to Google. Google is expected to take occupancy in 2023, and to commence paying rent in the second quarter of 2023. The remaining approximately 96,000 square feet of entertainment and retail space of the property is currently vacant and unleased.

(14) Construction started in summer 2021 on the first phase of a multi-phase, multi-year project to convert the former regional town center Paradise Valley Mall into a mixed-used development with high-end grocery, restaurants, multi-family residences, offices, retail shops and other elements on the 92-acre site. The existing Costco and JCPenney stores remain open, while all of the other stores at the property have closed.

Mortgage Debt

The following table sets forth certain information regarding the mortgages encumbering the Centers, including those Centers in which the Company has less than a 100% interest. The information set forth below is as of December 31, 2022 (dollars in thousands):

Property Pledged as Collateral	Fixed or Floating	Carrying Amount(1)	Effective Interest Rate(2)	Annual Debt Service(3)	Maturity Date(4)	Balance Due on Maturity	Earliest Date Notes Can Be Defeased or Be Prepaid
Consolidated Centers:							
Chandler Fashion Center(5)	Fixed	$ 255,736	4.18%	$10,496	7/5/24	$256,000	Any Time
Danbury Fair Mall	Fixed	148,207	6.05%	18,451	7/1/23	143,471	Any Time
Fashion District Philadelphia(6)	Floating	104,427	7.62%	7,957	1/22/24	94,427	Any Time
Fashion Outlets of Chicago	Fixed	299,354	4.61%	13,740	2/1/31	300,000	Any Time
Fashion Outlets of Niagara Falls USA	Fixed	90,514	6.45%	8,719	10/6/23	88,569	Any Time
Freehold Raceway Mall(5)	Fixed	398,878	3.94%	15,600	11/1/29	386,013	Any Time
Fresno Fashion Fair	Fixed	324,255	3.67%	11,658	11/1/26	325,000	Any Time
Green Acres Commons(7)	Floating	125,256	7.14%	8,610	3/29/23	125,320	Any Time
Green Acres Mall(8)	Fixed	237,372	3.94%	17,366	2/3/23	236,628	Any Time
Kings Plaza Shopping Center	Fixed	536,442	3.71%	19,543	1/1/30	540,000	2/1/2023
Oaks, The(9)	Fixed	165,934	5.49%	13,661	6/5/24	149,947	Any Time
Pacific View(10)	Fixed	70,855	5.45%	3,936	5/6/32	62,877	12/1/2024
Queens Center	Fixed	600,000	3.49%	20,922	1/1/25	600,000	Any Time
Santa Monica Place(11)	Floating	296,521	6.19%	17,379	12/9/25	300,000	Any Time
SanTan Village Regional Center	Fixed	219,414	4.34%	9,460	7/1/29	220,000	7/1/2023
Towne Mall(12)	Fixed	18,886	4.48%	828	11/1/22	18,886	Any Time
Victor Valley, Mall of	Fixed	114,908	4.00%	4,560	9/1/24	115,000	Any Time
Vintage Faire Mall	Fixed	233,637	3.55%	15,069	3/6/26	211,507	Any Time
		$ 4,240,596					
Unconsolidated Joint Venture Centers (at the Company's Pro Rata Share):							
Arrowhead Towne Center(60%)	Fixed	$ 236,520	4.05%	$13,833	2/1/28	$212,555	Any Time
Atlas Park, The Shops at(50%)(13)(14)	Fixed	31,864	7.77%	2,324	11/9/26	32,500	Any Time
Boulevard Shops(50%)	Floating	11,466	6.56%	717	12/5/23	11,500	Any Time
Broadway Plaza(50%)	Fixed	222,079	4.19%	13,172	4/1/30	189,724	Any Time
Corte Madera, The Village at(50.1%)	Fixed	111,792	3.53%	6,074	9/1/28	98,753	Any Time
Country Club Plaza(50%)	Fixed	148,676	3.88%	9,001	4/1/26	137,525	Any Time
Deptford Mall(51%)	Fixed	82,470	3.55%	5,795	4/3/23	81,750	Any Time
FlatIron Crossing(51%)(13)(15)	Fixed	87,667	8.55%	6,874	2/9/25	89,250	Any Time
Kierland Commons(50%)	Fixed	99,969	3.98%	6,407	4/1/27	88,724	Any Time
Lakewood Center(60%)	Fixed	202,014	4.15%	13,144	6/1/26	185,306	Any Time
Los Cerritos Center(60%)	Fixed	308,980	4.00%	18,046	11/1/27	278,711	Any Time
One Westside(25%)(16)	Floating	78,780	6.08%	4,551	12/18/24	79,150	Any Time
Paradise Valley(5%)	Fixed	2,526	5.00%	126	9/29/24	2,526	Any Time
Scottsdale Fashion Square(50%)(17)	Fixed	203,117	3.02%	13,281	4/3/23	201,331	Any Time
South Plains Mall(60%)	Fixed	120,000	4.22%	5,065	11/6/25	120,000	Any Time
Twenty Ninth Street(51%)	Fixed	76,500	4.10%	3,137	2/6/26	76,500	Any Time
Tysons Corner Center(50%)	Fixed	343,820	4.13%	24,643	1/1/24	333,233	Any Time
Tysons Tower(50%)	Fixed	94,571	3.38%	3,164	10/11/29	95,000	Any Time
Tysons Vita(50%)	Fixed	44,541	3.43%	1,485	12/1/30	45,000	1/1/24
Washington Square(60%)(13)(18)	Fixed	299,760	8.17%	24,142	11/1/26	286,785	Any Time
West Acres—Development(19%)	Fixed	884	3.72%	33	10/10/29	888	Any Time
West Acres(19%)	Fixed	13,024	4.61%	1,025	3/1/32	8,256	Any Time
		$2,821,020					

(1) The mortgage notes payable balances include the unamortized debt premiums (discounts). Debt premiums (discounts) represent the excess (deficiency) of the fair value of debt over (under) the principal value of debt assumed in various acquisitions. The debt premiums (discounts) are being amortized into interest expense over the term of the related debt in a manner which approximates the effective interest method.

The debt premiums (discounts) as of December 31, 2022 consisted of the following:

Property Pledged as Collateral

Unconsolidated Joint Venture Centers (at the Company's Pro Rata Share):

Deptford Mall	$ 37
Lakewood Center	(4,832)
	$(4,795)

The mortgage notes payable balances also include unamortized deferred finance costs that are amortized into interest expense over the remaining term of the related debt in a manner that approximates the effective interest method. Unamortized deferred finance costs at December 31, 2022 were $13.8 million for Consolidated Centers and $6.6 million for Unconsolidated Joint Venture Centers (at the Company's pro rata share).

(2)   The interest rate disclosed represents the effective interest rate, including the debt premiums (discounts) and deferred finance costs.

(3)   The annual debt service represents the annual payment of principal and interest.

(4)   The maturity date assumes that all extension options are fully exercised and that the Company does not opt to refinance the debt prior to these dates. These extension options are at the Company's discretion, subject to certain conditions, which the Company believes will be met.

(5)   A 49.9% interest in the loan has been assumed by a third party in connection with a financing arrangement.

(6)   On August 26, 2022 and November 28, 2022, the Company repaid $83.0 million and $7.1 million, respectively, of the outstanding loan balance to satisfy certain loan conditions. On January 20, 2023, the Company repaid $26.1 million of the outstanding loan balance and exercised its one-year extension option of the loan to January 22, 2024. The interest rate is SOFR plus 3.60%.

(7)   On March 25, 2021, the Company closed on a two-year extension of the loan to March 29, 2023. The interest rate is LIBOR plus 2.75% and the Company repaid $4.7 million of the outstanding loan balance at closing. On January 3, 2023, the Company closed on a five-year $370.0 million combined refinance of Green Acres Mall and Green Acres Commons. The new interest only loan bears a fixed interest rate of 5.90% and matures on January 6, 2028.

(8)   On January 22, 2021, the Company closed on a one-year extension of the loan to February 3, 2022, which also included a one-year extension option to February 3, 2023 which has been exercised. The interest rate remained unchanged, and the Company repaid $9.0 million of the outstanding loan balance at closing. On January 3, 2023, the Company closed on a five-year $370.0 million combined refinance of Green Acres Mall and Green Acres Commons. The new interest only loan bears a fixed interest rate of 5.90% and matures on January 6, 2028.

(9)   On May 6, 2022, the Company closed on a two-year extension of the loan to June 5, 2024 at a new fixed interest rate of 5.25%. The Company repaid $5.0 million of the outstanding loan balance at closing.

(10)   On April 29, 2022, the Company closed on a new $72.0 million loan with a fixed rate of 5.29% that matures on May 6, 2032.

(11)   On December 9, 2022, the Company closed on a three-year extension of the loan to December 9, 2025, including extension options. The interest rate remained unchanged at LIBOR plus 1.48%, to be converted to SOFR plus 1.59%. The loan is covered by an interest rate cap agreement that effectively prevents LIBOR from exceeding 4.0% during the period ending December 9, 2023.

(12)   The Company did not repay the loan on its maturity date, and has begun the process of transferring control of this asset to a loan receiver.

(13)   This loan requires an interest rate cap agreement to be in place at all times, which limits how high the prevailing floating rate index (i.e. LIBOR or SOFR) for the loan can rise. As of the date of this report, LIBOR/SOFR for this loan exceeded the strike interest rate within the required interest rate cap agreement and as a result, the loan is considered fixed rate debt.

(14) This loan is covered by an interest rate cap agreement that effectively prevents LIBOR from exceeding 3.0% through November 7, 2023.

(15) On February 2, 2022, the Company's joint venture in FlatIron Crossing replaced the existing $197 million loan on the property with a new $175 million loan that bears interest at SOFR plus 3.70% and matures on February 9, 2025, including extension options. The loan is covered by an interest rate cap agreement that effectively prevents SOFR from exceeding 4.0% through February 15, 2024.

(16) On December 18, 2019, the Company's joint venture in One Westside placed a construction loan on the property that allows for borrowing of up to $414.6 million, bears interest at LIBOR plus 1.70%, which can be reduced to LIBOR plus 1.50% upon the completion of certain conditions, and matures on December 18, 2024.

(17) The Company's joint venture in Scottsdale Fashion Square expects to replace the existing $406.0 million mortgage loan on the property with a $700.0 million, five-year, fixed rate loan. The Company expects the joint venture to close this refinancing during the first quarter of 2023, subject to negotiating final documentation and customary closing conditions.

(18) On November 14, 2022, the Company's joint venture in Washington Square closed a four-year extension for the existing loan to November 1, 2026, including extension options. The Company's joint venture repaid $15 million ($9 million at the Company's pro rata share) of the outstanding loan balance. The loan bears interest at SOFR plus 4.0% and is covered by an interest rate cap agreement that effectively prevents SOFR from exceeding 4.0% through November 1, 2023.

ITEM 3.   LEGAL PROCEEDINGS

None of the Company, the Operating Partnership, the Management Companies or their respective affiliates is currently involved in any material legal proceedings.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of the Company is listed and traded on the New York Stock Exchange under the symbol "MAC". As of February 22, 2023, there were approximately 586 stockholders of record.

To maintain its qualification as a REIT, the Company is required each year to distribute to stockholders at least 90% of its net taxable income after certain adjustments. The Company paid all of its 2022 and 2021 quarterly dividends in cash. The timing, amount and composition of future dividends will be determined in the sole discretion of the Company's board of directors and will depend on actual and projected cash flow, financial condition, funds from operations, earnings, capital requirements, annual REIT distribution requirements, contractual prohibitions or other restrictions, applicable law and such other factors as the board of directors deems relevant. For example, under the Company's existing financing arrangements, the Company may pay cash dividends and make other distributions based on a formula derived from funds from operations (See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations ("FFO")") and only if no default under the financing agreements has occurred, unless, under certain circumstances, payment of the distribution is necessary to enable the Company to continue to qualify as a REIT under the Code.

Stock Performance Graph

The following graph provides a comparison, from December 31, 2017 through December 31, 2022, of the yearly percentage change in the cumulative total stockholder return (assuming reinvestment of dividends) of the Company, the Standard & Poors ("S&P") Midcap 400 Index, and the FTSE Nareit Equity Retail Index. The FTSE Nareit Equity Retail Index is an industry index of publicly-traded REITs that include the Company.

The graph assumes that the value of the investment in each of the Company's common stock and the indices was $100 at the close of the market on December 31, 2017.

Upon written request directed to the Secretary of the Company, the Company will provide any stockholder with a list of the REITs included in the FTSE Nareit Equity Retail Index. The historical information set forth below is not necessarily indicative of future performance.

Data for the S&P Midcap 400 Index and the FTSE Nareit Equity Retail Index were provided by Research Data Group.



	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
The Macerich Company	100.00	69.45	47.11	21.53	36.28	24.84
S&P Midcap 400 Index	100.00	88.92	112.21	127.54	159.12	138.34
FTSE Nareit Equity Retail Index	100.00	95.04	105.16	78.68	119.52	103.63

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (1)
October 1, 2022 to October 31, 2022	—	$ —	—	$278,707,048
November 1, 2022 to November 30, 2022	—	—	—	$278,707,048
December 1, 2022 to December 31, 2022	—	—	—	$278,707,048
	—	$ —	—	

(1) On February 12, 2017, the Company's Board of Directors authorized the repurchase of up to $500.0 million of the Company's outstanding common shares from time to time as market conditions warrant.

ITEM 6. RESERVED

Not applicable.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Overview and Summary

The Company is involved in the acquisition, ownership, development, redevelopment, management and leasing of regional and community/power shopping centers located throughout the United States. The Company is the sole general partner of, and owns a majority of the ownership interests in, the Operating Partnership. As of December 31, 2022, the Operating Partnership owned or had an ownership interest in 44 Regional Town Centers (including office, hotel and residential space adjacent to these shopping centers), five community/power shopping centers, one office property and one redevelopment property. These 51 Regional Town Centers, community/power shopping centers, office and redevelopment properties consist of approximately 47 million square feet of gross leasable area ("GLA") and are referred to herein as the "Centers". The Centers consist of consolidated Centers ("Consolidated Centers") and unconsolidated joint venture Centers ("Unconsolidated Joint Venture Centers") as set forth in "Item 2. Properties," unless the context otherwise requires. The Company is a self-administered and self-managed REIT and conducts all of its operations through the Operating Partnership and the Management Companies.

The following discussion is based primarily on the consolidated financial statements of the Company for the years ended December 31, 2022, 2021 and 2020. It compares the results of operations and cash flows for the year ended December 31, 2022 to the results of operations and cash flows for the year ended December 31, 2021. Also included is a comparison of the results of operations and cash flows for the year ended December 31, 2021 to the results of operations and cash flows for the year ended December 31, 2020. This information should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

Acquisitions:

On August 2, 2022, the Company acquired the remaining 50% ownership interest in two former Sears parcels (Deptford Mall and Vintage Faire Mall) in the MS Portfolio LLC joint venture that it did not previously own for a total purchase price of $24.5 million. Effective as of August 2, 2022, the Company now owns and has consolidated its 100% interest in these two former Sears parcels in its consolidated financial statements (See Note 15—Acquisitions in the Notes to the Consolidated Financial Statements).

Dispositions:

The financial statements reflect the following dispositions and changes in ownership subsequent to the occurrence of each transaction.

On March 29, 2021, the Company sold Paradise Valley Mall in Phoenix, Arizona to a newly formed joint venture for $100.0 million, resulting in a gain on sale of assets of approximately $5.6 million. Concurrent with the sale, the Company elected to reinvest into the new joint venture at a 5% ownership interest. The Company used the $95.3 million of net proceeds from the sale to pay down its line of credit (See "Liquidity and Capital Resources").

On September 17, 2021, the Company sold Tucson La Encantada in Tucson, Arizona for $165.3 million, resulting in a gain on sale of assets of approximately $117.2 million. The Company used the net cash proceeds of approximately $100.1 million to pay down debt (See "Liquidity and Capital Resources").

On December 31, 2021, the Company assigned its joint venture interest in The Shops at North Bridge in Chicago, Illinois to its partner in the joint venture. The assignment included the assumption by the joint venture partner of the Company's share of the debt owed by the joint venture and no cash consideration was received by the Company. The Company recognized a loss of approximately $28.3 million in connection with the assignment.

On December 31, 2021, the Company sold its joint venture interest in the undeveloped property at 443 North Wabash Avenue in Chicago, Illinois to its partner in the joint venture for $21.0 million. The Company recognized an immaterial gain in connection with the sale.

For the twelve months ended December 31, 2021, the Company and certain joint venture partners sold various land parcels in separate transactions, resulting in the Company's share of the gain on sale of land of $19.6 million. The Company used its share of the proceeds from these sales of $46.5 million to pay down debt and for other general corporate purposes.

For the twelve months ended December 31, 2022, the Company and certain joint venture partners sold various land parcels in separate transactions, resulting in the Company's share of the gain on sale of land of $23.9 million. The Company used its share of the proceeds from these sales of $60.3 million to pay down debt and for other general corporate purposes.

Financing Activities:

On September 15, 2020, the Company closed on a loan extension agreement for the $191.0 million loan on Danbury Fair Mall. Under the extension agreement, the original loan maturity date of October 1, 2020 was extended to April 1, 2021 and subsequently to October 1, 2021. The loan amount and interest rate were unchanged following these extensions. On September 15, 2021, the Company further extended the loan maturity to July 1, 2022. The interest rate remained unchanged, and the Company repaid $10.0 million of the outstanding loan balance at closing. As discussed below, the Company further extended this loan.

On November 17, 2020, the Company's joint venture in Tysons VITA, the residential tower at Tysons Corner Center, placed a new $95.0 million loan on the property that bears interest at an effective rate of 3.43% and matures on December 1, 2030. Initial loan funding for the Company's joint venture was $90.0 million with future advance potential of up to $5.0 million. The Company used its share of the initial proceeds of $45.0 million for general corporate purposes.

On December 10, 2020, the Company made a loan (the "Partnership Loan") to the Company's previously unconsolidated joint venture in Fashion District Philadelphia to fund the entirety of a $100.0 million repayment to reduce the mortgage loan on Fashion District Philadelphia from $301.0 million to $201.0 million. As discussed below, this mortgage loan matures on January 22, 2024, and bears interest at SOFR plus 3.6%. The partnership agreement for the joint venture was amended in connection with the Partnership Loan, and pursuant to the amended agreement, the Partnership Loan plus 15% accrued interest must be repaid prior to the resumption of 50/50 cash distributions to the Company and its joint venture partner (See Note 15–Consolidated Joint Venture and Acquisitions of the Company's Consolidated Financial Statements).

On December 15, 2020, the Company closed on a loan extension agreement for the $101.5 million loan on Fashion Outlets of Niagara. Under the extension agreement the original loan maturity date of October 6, 2020 was extended to October 6, 2023. The loan amount and interest rate were unchanged following the extension.

On December 29, 2020, the Company's joint venture closed on a one-year maturity date extension for the FlatIron Crossing loan to January 5, 2022. The interest rate increased from 3.85% to 4.10%, and the Company's joint venture repaid $15.0 million, $7.6 million at the Company's pro rata share, of the outstanding loan balance at closing. As discussed below, the Company's joint venture replaced this loan with a new loan prior to its maturity date that was further extended to February 2022.

On January 22, 2021, the Company closed on a one-year extension for the Green Acres Mall $258.2 million loan to February 3, 2022, which also included a one-year extension option to February 3, 2023 that has been exercised. The interest rate remained unchanged, and the Company repaid $9 million of the outstanding loan balance at closing. As discussed below, the Company replaced this loan prior to its maturity date.

On March 25, 2021, the Company closed on a two-year extension for the Green Acres Commons $124.6 million loan to March 29, 2023. The interest rate is LIBOR plus 2.75% and the Company repaid $4.7 million of the outstanding loan balance at closing. As discussed below, the Company replaced this loan prior to its maturity date.

On April 14, 2021, the Company terminated its existing credit facility and entered into a new credit agreement, which provides for an aggregate $700 million facility, including a $525 million revolving loan facility that matures on April 14, 2023, with a one-year extension option, and a $175 million term loan facility that matures on April 14, 2024. The Company drew the $175 million term loan facility in its entirety simultaneously with entering into the new credit agreement in April 2021 and subsequently paid off the remaining balance outstanding on the term loan facility with proceeds from the sale of Tucson La Encantada in September 2021.

On October 26, 2021, the Company's joint venture in The Shops at Atlas Park replaced the existing loan on the property with a new $65 million loan that bears interest at a floating rate of LIBOR plus 4.15% and matures on November 9, 2026, including extension options. The loan is covered by an interest rate cap agreement that effectively prevents LIBOR from exceeding 3.0% through November 7, 2023.

During the year ended December 31, 2021, the Company repaid $1.7 billion of debt then outstanding, including the $985 million repaid in connection with entering into the new credit agreement in April 2021. These repaid amounts represented an approximately 20% reduction in the debt outstanding, at the Company's share, since December 31, 2020.

On February 2, 2022, the Company's joint venture in FlatIron Crossing replaced the existing $197 million loan on the property with a new $175 million loan that bears interest at SOFR plus 3.70% and matures on February 9, 2025, including extension options. The loan is covered by an interest rate cap agreement that effectively prevents SOFR from exceeding 4.0% through February 15, 2024.

On April 29, 2022, the Company replaced the existing $110.6 million loan on Pacific View with a new $72.0 million loan that bears interest at a fixed rate of 5.29% and matures on May 6, 2032.

On May 6, 2022, the Company closed on a two-year extension for The Oaks loan to June 5, 2024, at a new fixed interest rate of 5.25%. The Company repaid $5.0 million of the outstanding loan balance at closing.

On July 1, 2022, the Company further extended the loan maturity on Danbury Fair Mall to July 1, 2023. The interest rate remained unchanged at 5.5%, and the Company repaid $10.0 million of the outstanding loan balance at closing.

The Company did not repay the loan on Towne Mall on its maturity date of November 1, 2022, and has begun the process of transitioning the property to a loan receiver.

On November 14, 2022, the Company's joint venture in Washington Square extended the maturity date on the $503.0 million loan on the property to November 1, 2026, including extension options. The loan bears interest at a floating interest rate of SOFR plus 4.0%, subject to an interest rate cap agreement that effectively prevents SOFR from exceeding 4.0% through November 1, 2023. The joint venture repaid $15.0 million ($9.0 million at the Company's pro rata share) of the loan at closing.

On December 9, 2022, the Company extended the maturity date on the $300.0 million loan on Santa Monica Place to December 9, 2025, including extension options. The loan bears interest at a floating interest rate of LIBOR plus 1.48%.

On January 3, 2023, the Company replaced the existing $363.0 million of combined loans on Green Acres Mall and Green Acres Commons, both of which were scheduled to mature during the first quarter of 2023, with a $370.0 million loan that bears interest at a fixed rate of 5.90%, is interest only during the entire loan term and matures on January 6, 2028.

On January 20, 2023, the Company exercised its one-year extension option of the loan on Fashion District Philadelphia to January 22, 2024. The interest rate is SOFR plus 3.60% and the Company repaid $26.1 million of the outstanding loan balance at closing.

The Company's joint venture that owns Scottsdale Fashion Square expects to replace the existing $406 million mortgage loan on the property with a $700 million, five-year, fixed-rate loan. The Company expects the joint venture to close this refinancing during the first quarter of 2023, subject to negotiating final documentation and customary closing conditions.

Redevelopment and Development Activities:

The Company has a 50/50 joint venture with Simon Property Group, which was initially formed to develop Los Angeles Premium Outlets, a premium outlet center in Carson, California. The Company has funded $38.6 million of the total $77.2 million incurred by the joint venture as of December 31, 2022.

The Company is redeveloping an approximately 150,000 square foot, three-level space (formerly occupied by Bloomingdale's and Arclight Theatre) at Santa Monica Place, a 527,000 square foot regional town center in Santa Monica, California, with an entertainment destination use, high-end fitness, and co-working space. The total cost of the project is estimated to be between $35.0 million and $40.0 million. The Company has incurred approximately $1.2 million as of December 31, 2022. The anticipated opening is in 2024.

The Company's joint venture in Scottsdale Fashion Square, a 1,884,000 square foot regional town center in Scottsdale, Arizona, is redeveloping a two-level Nordstrom wing with luxury-focused retail and restaurant uses. The total cost of the project is estimated to be between $80.0 million and $90.0 million, with $40.0 million and $45.0 million estimated to be the Company's pro rata share. The Company has incurred $2.6 million of the total $5.1 million incurred by the joint venture as of December 31, 2022. The anticipated opening is in 2024.

Other Transactions and Events:

The Company declared a cash dividend of $0.15 per share of its common stock for each of the first three quarters of 2022 and a cash dividend of $0.17 per share of its common stock for the fourth quarter of 2022. On January 27, 2023, the Company announced a first quarter cash dividend of $0.17 per share of its common stock, which will be paid on March 3, 2023 to stockholders of record on February 17, 2023. The dividend amount will be reviewed by the Board on a quarterly basis. See "Liquidity and Capital Resources" for a further discussion of the Company's anticipated liquidity needs, and the measures taken by the Company to meet those needs.

In connection with the commencement of separate "at the market" offering programs, on each of February 1, 2021 and March 26, 2021, which are referred to as the "February 2021 ATM Program" and the "March 2021 ATM Program," respectively, and collectively as the "ATM Programs," the Company entered into separate equity distribution agreements with certain sales agents pursuant to which the Company may issue and sell shares of its common stock having an aggregate offering price of up to

$500 million under each of the February 2021 ATM Program and the March 2021 ATM Program, or a total of $1 billion under the ATM Programs. As of December 31, 2022, the Company had approximately $151.7 million of gross sales of its common stock available under the March 2021 ATM Program. The February 2021 ATM Program was fully utilized as of June 30, 2021 and is no longer active.

See "Outlook" in Results of Operations for a further discussion of the forward-looking impact of COVID-19 and the Company's strategic plan to mitigate the anticipated negative impact on its financial condition and results of operations.

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a further discussion of the Company's anticipated liquidity needs, and the measures taken by the Company to meet those needs.

Inflation:

Most of the leases at the Centers have rent adjustments periodically throughout the lease term. These rent increases are either in fixed increments or based on using an annual multiple of increases in the Consumer Price Index. In addition, the routine expiration of leases for spaces 10,000 square feet and under each year (See "Item I. Business of the Company—Lease Expirations"), enables the Company to replace existing leases with new leases at higher base rents if the rents of the existing leases are below the then existing market rate. The Company has generally entered into leases that require tenants to pay a stated amount for operating expenses, generally excluding property taxes, regardless of the expenses actually incurred at any Center, which places the burden of cost control on the Company. Additionally, most leases require the tenants to pay their pro rata share of property taxes and utilities. Inflation is expected to have a negative impact on the Company's costs in 2022 and 2023.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Some of these estimates and assumptions include judgments on revenue recognition, estimates for common area maintenance and real estate tax accruals, provisions for uncollectible accounts, impairment of long-lived assets, the allocation of purchase price between tangible and intangible assets, capitalization of costs and fair value measurements. The Company's significant accounting policies and estimates are described in more detail in Note 2—Summary of Significant Accounting Policies in the Company's Notes to the Consolidated Financial Statements. However, the following policies are deemed to be critical:

Acquisitions:

Upon the acquisition of real estate properties, the Company evaluates whether the acquisition is a business combination or asset acquisition. For both business combinations and asset acquisitions, the Company allocates the purchase price of properties to acquired tangible assets and intangible assets and liabilities. For asset acquisitions, the Company capitalizes transaction costs and allocates the purchase price using a relative fair value method allocating all accumulated costs. For business combinations, the Company expenses transaction costs incurred and allocates purchase price based on the estimated fair value of each separately identified asset and liability. The Company allocates the estimated fair value of acquisitions to land, building, tenant improvements and identified intangible assets and liabilities, based on their estimated fair values. In addition, any assumed mortgage notes payable are recorded at their estimated fair values. The estimated fair value of the land and buildings is determined utilizing an "as if vacant" methodology. Tenant improvements represent the tangible assets associated with the existing leases valued on a fair value basis at the acquisition date prorated over the remaining lease terms. The tenant improvements are classified as an asset under property and are depreciated over the remaining lease terms. Identifiable intangible assets and liabilities relate to the value of in-place operating leases which come in three forms: (i) leasing commissions and legal costs, which represent the value associated with "cost avoidance" of acquiring in-place leases, such as lease commissions paid under terms generally experienced in the Company's markets; (ii) value of in-place leases, which represents the estimated loss of revenue and of costs incurred for the period required to lease the "assumed vacant" property to the occupancy level when purchased; and (iii) above or below-market value of in-place leases, which represents the difference between the contractual rents and market rents at the time of the acquisition, discounted for tenant credit risks. Leasing commissions and legal costs are recorded in deferred charges and other assets and are amortized over the remaining lease terms. The value of in-place leases are recorded in deferred charges and other assets and amortized over the remaining lease terms plus any below-market fixed rate renewal options. Above or below-market leases are classified in deferred charges and other assets or in other accrued liabilities, depending on whether the contractual terms are above or below-market, and the asset or liability is amortized to minimum rents over the remaining terms of the leases. The remaining lease terms of below-market leases may include certain below-market fixed-rate renewal periods. In considering whether or not a lessee will execute a below-market fixed-rate lease renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition such as tenant mix in the Center, the Company's relationship with the tenant and the availability of competing tenant space.

Remeasurement gains and losses are recognized when the Company becomes the primary beneficiary of an existing equity method investment that is a variable interest entity to the extent that the fair value of the existing equity investment exceeds the carrying value of the investment, and remeasurement losses to the extent the carrying value of the investment exceeds the fair value. The fair value is determined based on a discounted cash flow model, with the significant unobservable inputs including discount rate, terminal capitalization rate and market rents.

Asset Impairment:

The Company assesses whether an indicator of impairment in the value of its properties exists by considering expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. Such factors include projected rental revenue, operating costs and capital expenditures as well as estimated holding periods and capitalization rates. If an impairment indicator exists, the determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a discounted cash flows analysis or a contracted sales price, with the carrying value of the related assets. The Company generally holds and operates its properties long-term, which decreases the likelihood of their carrying values not being recoverable. A shortened holding period increases the risk that the carrying value of a long-lived asset is not recoverable. Properties classified as held for sale are measured at the lower of the carrying amount or fair value less cost to sell.

The Company reviews its investments in unconsolidated joint ventures for a series of operating losses and other factors that may indicate that a decrease in the value of its investments has occurred which is other-than-temporary. The investment in each unconsolidated joint venture is evaluated periodically, and as deemed necessary, for recoverability and valuation declines that are other-than-temporary.

Fair Value of Financial Instruments:

The fair value hierarchy distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions.

Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company calculates the fair value of financial instruments and includes this additional information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made.

The Company records its Financing Arrangement obligation at fair value on a recurring basis with changes in fair value being recorded as interest expense in the Company's consolidated statements of operations. The fair value is determined based on a discounted cash flow model, with the significant unobservable inputs including discount rate, terminal capitalization rate, and market rents. The fair value of the Financing Arrangement obligation is sensitive to these significant unobservable inputs and a change in these inputs may result in a significantly higher or lower fair value measurement.

Results of Operations

Many of the variations in the results of operations, discussed below, occurred because of the transactions affecting the Company's properties described above, including those related to the Redevelopment Properties, the JV Transition Centers and the Disposition Properties (each as defined below).

For purposes of the discussion below, the Company defines "Same Centers" as those Centers that are substantially complete and in operation for the entirety of both periods of the comparison. Non-Same Centers for comparison purposes include those Centers or properties that are going through a substantial redevelopment often resulting in the closing of a portion of the Center ("Redevelopment Properties"), those properties that have recently transitioned to or from equity method joint ventures to or from consolidated assets ("JV Transition Centers") and properties that have been disposed of ("Disposition Properties"). The Company moves a Center in and out of Same Centers based on whether the Center is substantially complete and in operation for the entirety of both periods of the comparison. Accordingly, the Same Centers consist of all consolidated Centers, excluding the Redevelopment Properties, the JV Transition Centers and the Disposition Properties for the periods of comparison.

For the comparison of the year ended December 31, 2021 to the year ended December 31, 2020, the Redevelopment Properties are Paradise Valley Mall and certain ground up developments.

For the comparison of the year ended December 31, 2022 to the year ended December 31, 2021, the JV Transition Centers are the two former Sears parcels at Deptford Mall and Vintage Faire Mall (See "Acquisitions" in Management's Overview and Summary), and for the comparison of the year ended December 31, 2021 to the year ended December 31, 2020, the JV Transition Centers are Fashion District Philadelphia and Sears South Plains. The change in revenues and expenses at the JV Transition Centers is primarily due to the conversion of Fashion District Philadelphia from an Unconsolidated Joint Venture Center to a Consolidated Center (See Note 15–Consolidated Joint Venture and Acquisitions in the Company's Notes to the Consolidated Financial Statements).

For the comparison of the year ended December 31, 2022 to the year ended December 31, 2021 and the comparison of the year ended December 31, 2021 to the year ended December 31, 2020, the Disposition Properties are Paradise Valley Mall and Tucson La Encantada.

Unconsolidated joint ventures are reflected using the equity method of accounting. The Company's pro rata share of the results from these Centers is reflected in the consolidated statements of operations as equity in income (loss) of unconsolidated joint ventures.

The Company considers tenant annual sales, occupancy rates (excluding large retail stores or "Anchors") and releasing spreads (i.e. a comparison of initial average base rent per square foot on leases executed during the trailing twelve months to average base rent per square foot at expiration for the leases expiring during the trailing twelve months based on the spaces 10,000 square feet and under) to be key performance indicators of the Company's internal growth.

During the trailing twelve months ended December 31, 2022, comparable tenant sales for spaces less than 10,000 square feet across the portfolio increased by 2.8% compared to the time frame in 2021. The leased occupancy rate of 92.6% at December 31, 2022 represented a 1.1% increase from 91.5% at December 31, 2021 and a 0.5% sequential increase compared to the 92.1% occupancy rate at September 30, 2022. Releasing spreads increased as the Company executed leases at an average rent of $60.48 for new and renewal leases executed compared to $58.16 on leases expiring, resulting in a releasing spread increase of $2.32 per square foot, or 4%, for the trailing twelve months ended December 31, 2022.

The Company continues to renew or replace leases that are scheduled to expire in 2023, however, for a variety of factors, the Company cannot be certain of its ability to sign, renew or replace leases expiring in 2023 or beyond. These leases that are scheduled to expire represent approximately 1.0 million square feet of the Centers, accounting for 18.14% of the GLA of mall stores and freestanding stores, for spaces 10,000 square feet and under, as of December 31, 2022. These calculations exclude Centers under development or redevelopment and property dispositions (See "Acquisitions," "Dispositions" and "Redevelopment and Development Activities" in Management's Overview and Summary), and include square footage of Centers owned by joint ventures at the Company's share.

2023 lease expirations continue to be an important focal point for the Company. As of December 31, 2022, the Company has executed leases or commitments from retailers that are in lease documentation for 52% of the leased space expiring in 2023, and another 27% of such expiring space is in the letter of intent stage. Excluding those leases, the remaining leases expiring in 2023, which represent approximately 600,000 square feet of the Centers, are in the prospecting stage.

The Company has entered into 123 leases for new stores totaling approximately 1.1 million square feet that have opened or are planned for opening in 2023, and another 17 leases for new stores totaling approximately 925,000 square feet opening after 2023. While there may be additional new space openings in 2023, any such leases are not yet executed.

During the trailing twelve months ended December 31, 2022, the Company signed 314 new leases and 660 renewal leases comprising approximately 3.8 million square feet of GLA, of which 2.4 million square feet is related to the consolidated Centers. The average tenant allowance was $17.82 per square foot.

Outlook

The Company has a long-term four-pronged business strategy that focuses on the acquisition, leasing and management, redevelopment and development of Regional Town Centers. During 2022, the Company leased 3.8 million square feet, which represents the strongest year of leasing volume for the Company when measured on a comparable center basis since before the 2009 Global Financial Crisis. The Company's portfolio also experienced the smallest volume of tenant bankruptcies since 2013. As of December 31, 2022, the Company's portfolio leased occupancy was 92.6%, which has increased 4.1% in the past seven quarters since the pandemic-driven low of 88.5% as of March 31, 2021. The Company continues to make progress addressing the near-term maturities of its non-recourse mortgage debt, as further described below. Although fundamentals at the Centers continued to improve during 2022, operating results in 2023 could be negatively impacted by certain macro-economic factors, including any continued increase in inflation and interest rates or an economic slowdown or recession.

The Company experienced a positive impact to its leasing revenue during the three and twelve months ended December 31, 2022. Leasing revenue increased by approximately 1.9% and 5.2%, compared to the three and twelve months ended December 31, 2021, respectively. This increase includes the joint ventures at the Company's share and excludes the Disposition Properties and The Shops at Northbridge, at the Company's share. Among other factors, the increase for the year was primarily due to increases in occupancy and from decreases in retroactive rent abatements incurred in 2022 compared to 2021.

Traffic levels during the fourth quarter of 2022 continued to range in the mid 90%'s relative to the pre-pandemic fourth quarter of 2019. Similar traffic trends were generally consistent throughout all of 2022 when compared to pre-pandemic 2019. Comparable tenant sales from spaces less than 10,000 square feet across the portfolio for the trailing twelve months ended December 31, 2022 increased by 2.8% compared to the same period in 2021. Portfolio tenant sales per square foot for spaces less than 10,000 square feet for the trailing twelve months ended December 31, 2022 were $869 compared to $801 for the pre-pandemic trailing twelve months ended December 31, 2019.

During 2022, the Company signed 974 new and renewal leases for approximately 3.8 million square feet, compared to 816 leases and 3.4 million square feet signed during 2021. This leasing volume represented a 19% increase in the number of leases and a 10% increase in the amount of square footage leased compared to the same period in 2021 on a comparable basis.

The Company believes that diversity of use within its tenant base will be a prominent internal growth catalyst at its Centers going forward, as new uses enhance the productivity and diversity of the tenant mix and have the potential to significantly increase customer traffic at the applicable Centers. During the year ended December 31, 2022, the Company signed deals for new stores with new-to-Macerich portfolio uses for over 440,000 square feet, with another 210,000 square feet of such new-to-Macerich portfolio leases currently in negotiation as of the date of this Annual Report on Form 10-K.

As of December 31, 2022, the leased occupancy rate increased to 92.6%, a 1.1% increase compared to the leased occupancy rate of 91.5% at December 31, 2021 and a 0.5% sequential increase compared to the leased occupancy rate of 92.1% at September 30, 2022.

The Company's rent collections through the year ended December 31, 2022 have been comparable to pre-COVID-19 levels for the year ended December 31, 2019. Prior to 2022, the Company completed the majority of its pandemic-driven negotiations with national and local tenants to secure rental payments. Those negotiations resulted in the Company entering into lease amendments that granted significant rental assistance in the form of rent deferral and/or rent reduction. Many of the Company's leases contain co-tenancy clauses. Certain Anchor or small tenant closures have become permanent, whether caused by the pandemic or otherwise, and co-tenancy clauses within certain leases may be triggered as a result. The Company does not anticipate that the negative impact of such clauses on lease revenue will be significant.

During the year ended December 31, 2021, the Company incurred $47.6 million of rent abatements at the Company's share, relating primarily to 2020 rents as a result of COVID-19 and negotiated $4.6 million of rent deferrals during the year ended December 31, 2021 at the Company's share. During the year ended December 31, 2022, the Company incurred $1.4 million of rent abatements at the Company's share. The Company negotiated $1.1 million of rent deferrals during the year ended December 31, 2022. As of December 31, 2022, $2.6 million of the rent deferrals remain outstanding, with $1.4 million scheduled to be repaid during 2023 and the balance scheduled for repayment thereafter.

During 2022, the pace of bankruptcy filings involving the Company's tenants decreased substantially as compared to 2021, with only two bankruptcy filings involving three of the Company's tenants representing approximately 111,000 square feet of leased space and $2.2 million of annual leasing revenue at the Company's share. The Company continues to expect that the pace of bankruptcy filings in 2023 will be low. Year-to-date in 2023, there have been two bankruptcy filings involving the Company's tenants totaling seven leases and representing approximately 39,000 square feet of leased space and $1.9 million of annual leasing revenue.

During 2023, the Company expects to generate positive cash flow from operations after recurring operating capital expenditures, leasing capital expenditures and payment of dividends. This assumption does not include any potential capital generated from dispositions, refinancings or issuances of common equity. This expected surplus will be used to de-lever the Company's balance sheet as well as to fund the Company's development and redevelopment pipeline (See "—Redevelopment and Development Activities" in Management's Overview and Summary).

On February 2, 2022, the Company's joint venture in FlatIron Crossing replaced the existing $197 million loan on the property with a new $175 million loan that bears interest at SOFR plus 3.70% and matures on February 9, 2025, including extension options. On April 29, 2022, the Company closed on a new $72 million loan at Pacific View with a fixed rate of 5.29% that matures on May 6, 2032. On May 6, 2022, the Company closed on a two-year extension of the loan on The Oaks to June 5, 2024. The loan will now bear a fixed interest rate of 5.25%, and the Company repaid $5.0 million of the outstanding loan balance at closing. On July 1, 2022, the Company extended the loan maturity on Danbury Fair Mall to July 1, 2023. The interest rate remained unchanged at 5.5%, and the Company repaid $10.0 million of the outstanding loan balance at closing. On November 14, 2022, the Company's joint venture closed a four-year extension on the $503 million loan on Washington Square. $15 million of the loan was repaid at closing by the joint venture ($9 million at the Company's share). The extended loan bears interest at a floating rate of SOFR plus 4.0%, subject to an interest rate cap agreement, and matures on November 1, 2026, including extension options. On December 9, 2022, the Company closed a three-year extension on the $300 million loan on Santa Monica Place. None of the loan amount was repaid at closing. The extended loan bears interest at a floating rate of LIBOR plus 1.48% and matures on December 9, 2025, including extension options. In addition, on January 3, 2023, the Company closed on a five-year $370.0 million combined refinance of Green Acres Mall and Green Acres Commons. The new interest only loan bears a fixed interest rate of 5.90% and matures on January 6, 2028. On January 20, 2023, the Company exercised its one-year extension option of the loan on Fashion District Philadelphia to January 22, 2024. The interest rate is SOFR plus 3.60% and the Company repaid $26.1 million of the outstanding loan balance at closing. The Company's joint venture in Scottsdale Fashion Square expects to replace the existing $406.0 million mortgage loan on the property with a $700.0 million, five-year, fixed-rate loan. The Company expects the joint venture to close this refinancing during the first quarter of 2023, subject to negotiating final documentation and customary closing conditions. The Company did not repay the loan on Towne Mall on its maturity date of November 1, 2022, and has begun the process of transitioning the property to a loan receiver. (See "—Financing Activities" in Management's Overview and Summary).

Rising interest rates are increasing the cost of the Company's borrowings due to its outstanding floating-rate debt and have led to higher interest rates on new fixed-rate debt. The Company expects to incur increased interest expense from the refinancing or extension of loans that may currently carry below-market interest rates. In certain cases, the Company may limit its exposure to interest rate fluctuations related to a portion of its floating-rate debt by using interest rate cap and swap agreements. Such agreements, subject to current market conditions, allow the Company to replace floating-rate debt with fixed-rate debt in order to achieve its desired ratio of floating-rate to fixed-rate debt. However, any interest rate cap or swap agreements that the Company enters into may not be effective in reducing its exposure to interest rate changes.

Comparison of Years Ended December 31, 2022 and 2021

Revenues:

Leasing revenue increased by $13.0 million, or 1.7%, from 2021 to 2022. The increase in leasing revenue is attributed to increases of $21.3 million from the Same Centers and $1.9 million from the JV Transition Centers offset in part by $10.2 million from the Disposition Properties. Leasing revenue includes the amortization of above and below-market leases, the amortization of straight-line rents, lease termination income and the provision for bad debts. The amortization of above and below-market leases increased from $1.9 million in 2021 to $2.2 million in 2022. The amortization of straight-line rents decreased from $5.9 million in 2021 to $(0.8) million in 2022. Lease termination income decreased from $19.1 million in 2021 to $13.0 million in 2022. Percentage rent decreased from $58.8 million in 2021 to $49.5 million in 2022. Recovery of bad debts decreased from $6.4 million in 2021 to $0.7 million in 2022.

Other income decreased from $33.9 million in 2021 to $30.1 million in 2022. This decrease is primarily due to income related to the Disposition Properties.

Management Companies' revenue increased from $26.0 million in 2021 to $28.5 million in 2022 due to an increase in management and leasing fees.

Shopping Center and Operating Expenses:

Shopping center and operating expenses decreased $5.1 million, or 1.7%, from 2021 to 2022. The decrease in shopping center and operating expenses is attributed to decreases of $1.2 million from the Same Centers and $4.6 million from the Disposition Properties, offset in part by an increase of $0.7 million from the JV Transition Centers.

Leasing Expenses:

Leasing expenses increased from $24.8 million in 2021 to $32.7 million in 2022 due to an increase in compensation expense.

Management Companies' Operating Expenses:

Management Companies' operating expenses increased $6.8 million from 2021 to 2022 due to an increase in compensation expense.

Depreciation and Amortization:

Depreciation and amortization decreased $19.5 million from 2021 to 2022. The decrease in depreciation and amortization is primarily attributed to a decrease of $10.9 million from the Same Centers and $9.7 million from the Disposition Properties offset in part by an increase of $1.1 million from the JV Transition Centers.

Interest Expense (Income):

Interest expense (income) increased $24.2 million from 2021 to 2022. The increase in interest expense (income) is attributed to an increase of $38.5 million from the financing arrangement (See Note 12– Financing Arrangement in the Company's Notes to the Consolidated Financial Statements) and $4.3 million from the Same Centers offset in part by decreases of $16.5 million from borrowings under the line of credit and $2.1 million from the Disposition Properties. The increase in interest expense from the financing arrangement is primarily due to the change in fair value of the underlying properties and the mortgage notes payable on the underlying properties.

The above interest expense items are net of capitalized interest, which increased from $9.5 million in 2021 to $10.5 million in 2022.

Equity in (Loss) Income of Unconsolidated Joint Ventures:

Equity in (loss) income of unconsolidated joint ventures decreased $20.9 million from 2021 to 2022. The decrease in equity in (loss) income of unconsolidated joint ventures is primarily due to the write-down of assets as a result of the reduction in the estimated holding periods of certain properties.

Gain (Loss) on Sale or Write Down of Assets, net:

Gain (loss) on sale or write down of assets, net decreased from $75.7 million in 2021 to $7.7 million in 2022. The decrease is primarily due to $11.1 million of impairments in 2022 and the $117.2 million gain on sale of Tucson La Encantada in 2021 offset in part by the sale and impairment loss of $41.6 million on Estrella Falls in 2021.

Net (Loss) Income:

Net income decreased $81.2 million from 2021 to 2022. The decrease in net income is primarily due to the variances noted above.

Funds From Operations ("FFO"):

Primarily as a result of the factors mentioned above, FFO attributable to common stockholders and unit holders—diluted, excluding financing expense in connection with Chandler Freehold and loss on extinguishment of debt increased 3.4% from $423.2 million in 2021 to $437.5 million in 2022. For a reconciliation of net (loss) income attributable to the Company, the most directly comparable GAAP financial measure, to FFO attributable to common stockholders and unit holders, excluding financing expense in connection with Chandler Freehold and loss on extinguishment of debt and FFO attributable to common stockholders and unit holders—diluted, excluding financing expense in connection with Chandler Freehold and loss on extinguishment of debt, see "Funds From Operations ("FFO")" below.

Operating Activities:

Cash provided by operating activities increased $51.1 million from 2021 to 2022. The increase is primarily due to the changes in assets and liabilities and the results, as discussed above.

Investing Activities:

Cash used in investing activities increased $236.4 million from 2021 to 2022. The increase in cash used in investing activities is primarily attributed to a decrease in proceeds from the sale of assets of $287.1 million offset in part by an increase of $37.4 million in distributions from unconsolidated joint ventures and $21.0 million in proceeds from collection of receivable in connection with sale of joint venture property.

Financing Activities:

Cash used in financing activities decreased $0.5 billion from 2021 to 2022. The decrease in cash used in financing activities is primarily due to the decrease in payments on mortgages, bank and other notes payable of $1.7 billion offset by a reduction in the amounts of net proceeds received from sales of common shares under the ATM Programs of $830.4 million and proceeds from mortgages, bank and other notes payable of $315.0 million.

Comparison of Years Ended December 31, 2021 and 2020

Revenues:

Leasing revenue increased by $47.2 million, or 6.4%, from 2020 to 2021. The increase in leasing revenue is attributed to increases of $23.2 million from the Same Centers and $31.8 million from the JV

Transition Centers offset in part by $7.8 million from the Disposition Properties. Leasing revenue includes the amortization of above and below-market leases, the amortization of straight-line rents, lease termination income and the provision for bad debts. The amortization of above and below-market leases decreased from $2.1 million in 2020 to $1.9 million in 2021. The amortization of straight-line rents decreased from $24.8 million in 2020 to $5.9 million in 2021. Lease termination income increased from $8.3 million in 2020 to $19.1 million in 2021. Percentage rent increased from $15.5 million in 2020 to $58.8 million in 2021. Provision for bad debts decreased from $44.3 million in 2020 to a recovery of $(6.4) million in 2021. The increase in leasing revenue and decrease in bad debt at the Same Centers is primarily the result of all Centers being open in 2021 compared to the majority of Centers being closed for portions of 2020 and an increase in tenant sales to pre-COVID 2019 levels (See "Other Transactions and Events" in Management's Overview and Summary).

Other income increased from $22.2 million in 2020 to $33.9 million in 2021. This is primarily due to increased parking garage income resulting from increased traffic at the Centers (See "Other Transactions and Events" in Management's Overview and Summary).

Management Companies' revenue increased from $23.5 million in 2020 to $26.0 million in 2021. The increase is primarily the result of increased management fees in 2021 due to all Centers being open in 2021 compared to Centers being closed for portions of 2020.

Shopping Center and Operating Expenses:

Shopping center and operating expenses increased $37.8 million, or 14.7%, from 2020 to 2021. The increase in shopping center and operating expenses is attributed to increases of $21.4 million from the Same Centers, $19.6 million from the JV Transition Centers and $0.2 million from the Redevelopment Properties offset in part by $3.4 million from the Disposition Properties. The increase in shopping center and operating expenses at the Same Centers is primarily the result of all Centers being opened in 2021 compared to the majority of Centers being closed for portions of 2020 (See "Other Transactions and Events" in Management's Overview and Summary).

Management Companies' Operating Expenses:

Management Companies' operating expenses decreased $4.5 million from 2020 to 2021 due to a decrease in compensation expense.

Depreciation and Amortization:

Depreciation and amortization decreased $8.5 million from 2020 to 2021. The decrease in depreciation and amortization is primarily attributed to a decrease of $18.0 million from the Same Centers and $4.7 million from the Disposition Properties offset in part by increases of $13.7 million from the JV Transition Centers and $0.5 million from the Redevelopment Properties.

Interest (Income) Expense:

Interest (income) expense increased $117.1 million from 2020 to 2021. The increase in interest (income) expense is attributed to an increase of $131.6 million from the Financing Arrangement (See Note 12–Financing Arrangement in the Company's Notes to the Consolidated Financial Statements) and $5.9 million from the JV Transition Centers offset in part by decreases of $7.9 million from the Same Centers, $11.7 million from borrowings under the line of credit and $0.8 million from the Disposition Properties. The increase in interest expense from the Financing Arrangement is primarily due to the change in fair value of the underlying properties and the mortgage notes payable on the underlying properties.

The above interest expense items are net of capitalized interest, which increased from $5.2 million in 2020 to $9.5 million in 2021.

Equity in Income (Loss) of Unconsolidated Joint Ventures:

Equity in income (loss) of unconsolidated joint ventures increased $42.7 million from 2020 to 2021. The increase in equity in income (loss) of unconsolidated joint ventures is primarily due to a decrease in the provision for bad debts and an increase in percentage rent in 2021 compared to 2020.

Loss on Remeasurement of Assets:

Loss on remeasurement of assets of $163.3 million in 2020 relates to Fashion District Philadelphia (See Note 15–Consolidated Joint Venture and Acquisitions in the Company's Notes to the Consolidated Financial Statements).

Gain (Loss) on Sale or Write Down of Assets, net:

Gain (loss) on sale or write down of assets, net increased from a loss of $68.1 million in 2020 to a gain of $75.7 million in 2021. The increase is primarily due to the $36.7 million of impairment losses on Wilton Mall and Paradise Valley Mall, $4.2 million write-down of non-real estate assets and $36.7 million write-down of development costs in 2020 and $117.2 million gain on the sale of Tucson La Encantada and $29.4 million gain on land sales in 2021 offset in part by the sale and impairment loss of $41.6 million on Estrella Falls and $28.3 million loss related to North Bridge in 2021 (See "Dispositions" in Management's Overview and Summary). The impairment losses were due to the reduction in the estimated holding periods of the properties.

Net Income (Loss):

Net income increased $261.6 million from 2020 to 2021. The increase in net income is primarily due to the variances noted above.

Funds From Operations ("FFO"):

Primarily as a result of the factors mentioned above, FFO attributable to common stockholders and unit holders—diluted, excluding financing expense in connection with Chandler Freehold and loss on extinguishment of debt increased 24.7% from $339.5 million in 2020 to $423.2 million in 2021. For a reconciliation of net income (loss) attributable to the Company, the most directly comparable GAAP financial measure, to FFO attributable to common stockholders and unit holders, excluding financing expense in connection with Chandler Freehold and loss on extinguishment of debt and FFO attributable to common stockholders and unit holders—diluted, excluding financing expense in connection with Chandler Freehold and loss on extinguishment of debt, see "Funds From Operations ("FFO")" below.

Operating Activities:

Cash provided by operating activities increased $161.5 million from 2020 to 2021. The increase is primarily due to the changes in assets and liabilities and the results, as discussed above.

Investing Activities:

Cash provided by investing activities increased $437.8 million from 2020 to 2021. The increase in cash provided by investing activities is primarily attributed to an increase in proceeds from the sale of assets of $320.6 million, proceeds from notes receivable of $1.3 million, a decrease in contributions to unconsolidated joint ventures of $45.6 million and an increase of $15.5 million in distributions from unconsolidated joint ventures.

Financing Activities:

Cash provided by financing activities decreased $1.3 billion from 2020 to 2021. The decrease in cash provided by financing activities is primarily due to decreases in proceeds from mortgages, bank and other notes payable of $140.0 million and an increase in payments on mortgages, bank and other notes payable of $2.0 billion offset in part by net proceeds from sales of common shares under the ATM Programs of $830.2 million and a decrease in dividends and distributions of $36.4 million.

Liquidity and Capital Resources

The Company anticipates meeting its liquidity needs for its operating expenses, debt service and dividend requirements for the next twelve months and beyond through cash generated from operations, distributions from unconsolidated joint ventures, working capital reserves and/or borrowings under its line of credit.

Uses of Capital

The following tables summarize capital expenditures and lease acquisition costs incurred at the Centers (at the Company's pro rata share) for the years ended December 31:

(Dollars in thousands)	2022	2021	2020
Consolidated Centers:			
Acquisitions of property, building improvement and equipment	$ 49,459	$18,715	$ 9,570
Development, redevelopment, expansion and renovation of Centers	55,493	46,341	38,405
Tenant allowances	25,045	22,101	12,413
Deferred leasing charges	2,443	2,585	3,044
	$132,440	$89,742	$ 63,432
Joint Venture Centers (at the Company's pro rata share):			
Acquisitions of property, building improvement and equipment	$ 13,222	$18,803	$ 6,497
Development, redevelopment, expansion and renovation of Centers	74,592	48,512	109,902
Tenant allowances	16,757	11,594	4,804
Deferred leasing charges	4,057	2,881	2,111
	$108,628	$81,790	$123,314

The Company expects amounts to be incurred during the next twelve months for tenant allowances and deferred leasing charges to be comparable to 2022. The Company expects to incur approximately $150.0 million during 2023 for development, redevelopment, expansion and renovations. Capital for these expenditures, developments and/or redevelopments has been, and is expected to continue to be, obtained from a combination of cash on hand, debt or equity financings, which are expected to include borrowings under the Company's line of credit, from property financings and construction loans, each to the extent available.

Sources of Capital

The Company has also generated liquidity in the past, and may continue to do so in the future, through equity offerings and issuances, property refinancings, joint venture transactions and the sale of non-core assets. For example, the Company sold Paradise Valley Mall in Phoenix, Arizona and Tucson La Encantada in Tucson, Arizona during the year ended December 31, 2021 and used the proceeds to pay down its line of credit and other debt obligations. During the year ended December 31, 2022, the Company and certain joint venture partners sold various land parcels in separate transactions for aggregate proceeds of $60.3 million (at the Company's share), which the Company used to pay down debt and for other general corporate purposes. Furthermore, the Company has filed a shelf registration statement, which registered an unspecified amount of common stock, preferred stock, depositary shares, debt securities, warrants, rights, stock purchase contracts and units that may be sold from time to time by the Company.

On each of February 1, 2021 and March 26, 2021, the Company registered a separate "at the market" offering program, pursuant to which the Company may issue and sell shares of its common stock having an aggregate offering price of up to $500 million under each ATM Program, or a total of $1.0 billion under the ATM Programs, in amounts and at times to be determined by the Company. During the twelve months ended December 31, 2021, the Company issued approximately 62.0 million shares of common stock under the ATM Programs for net proceeds of $830.2 million. During the twelve months ended December 31, 2022, no shares were issued under the March 2021 ATM Program. As of December 31, 2022, the Company had approximately $151.7 million of gross sales of its common stock available under the March 2021 ATM Program.

The capital and credit markets can fluctuate and, at times, limit access to debt and equity financing for companies. The Company has been able to access capital; however, there is no assurance the Company will be able to do so in future periods or on similar terms and conditions. Many factors impact the Company's ability to access capital, such as its overall debt level, interest rates, interest coverage ratios and prevailing market conditions, including periods of economic slowdown or recession. The Company expects to incur increased interest expense from the refinancing or extension of loans that may currently carry below-market interest rates. In addition, increases in the Company's proportion of floating rate debt will cause it to be subject to interest rate fluctuations in the future.

The Company's total outstanding loan indebtedness, which includes mortgages and other notes payable, at December 31, 2022 was $6.81 billion (consisting of $4.40 billion of consolidated debt, less $0.41 billion of noncontrolling interests, plus $2.82 billion of its pro rata share of unconsolidated joint venture debt). The majority of the Company's debt consists of fixed-rate conventional mortgage notes collateralized by individual properties. The Company expects that all of the maturities during the next twelve months will be refinanced, restructured, extended and/or paid off from the Company's line of credit or cash on hand, with the exception of the loan on Towne Mall.

The Company believes that the pro rata debt provides useful information to investors regarding its financial condition because it includes the Company's share of debt from unconsolidated joint ventures and, for consolidated debt, excludes the Company's partners' share from consolidated joint ventures, in each case presented on the same basis. The Company has several significant joint ventures and presenting its pro rata share of debt in this manner can help investors better understand the Company's financial condition after taking into account the Company's economic interest in these joint ventures. The Company's pro rata share of debt should not be considered as a substitute for the Company's total consolidated debt determined in accordance with GAAP or any other GAAP financial measures and should only be considered together with and as a supplement to the Company's financial information prepared in accordance with GAAP.

The Company accounts for its investments in joint ventures that it does not have a controlling interest or is not the primary beneficiary using the equity method of accounting and those investments are reflected on the consolidated balance sheets of the Company as investments in unconsolidated joint ventures.

Additionally, as of December 31, 2022, the Company was contingently liable for $40.9 million in letters of credit guaranteeing performance by the Company of certain obligations relating to the Centers. As of December 31, 2022, $40.7 million of these letters of credit were secured by restricted cash. The Company does not believe that these letters of credit will result in a liability to the Company.

On February 2, 2022, the Company's joint venture in FlatIron Crossing replaced the existing $197 million loan on the property with a new $175 million loan that bears interest at SOFR plus 3.70% and matures on February 9, 2025, including extension options. On April 29, 2022, the Company closed on a new $72 million loan at Pacific View with a fixed rate of 5.29% that matures on May 6, 2032. On May 6, 2022, the Company closed on a two-year extension of the loan on The Oaks to June 5, 2024. The loan will now bear a fixed interest rate of 5.25%, and the Company repaid $5.0 million of the outstanding loan balance at closing. On July 1, 2022, the Company extended the loan maturity on Danbury Fair Mall to July 1, 2023. The interest rate remained unchanged at 5.5%, and the Company repaid $10.0 million of the outstanding loan balance at closing. On November 14, 2022, the Company's joint venture closed a four-year extension on the $503 million loan on Washington Square. $15 million of the loan was repaid at closing by the joint venture ($9 million at the Company's share). The extended loan bears interest at a floating rate of SOFR plus 4.0%, subject to an interest rate cap agreement, and matures on November 1, 2026, including extension options. On December 9, 2022, the Company closed a three-year extension on the $300 million loan on Santa Monica Place. None of the loan amount was repaid at closing. The extended loan bears interest at a floating rate of LIBOR plus 1.48% and matures on December 9, 2025, including extension options. In addition, on January 3, 2023, the Company closed on a five-year $370.0 million combined refinance of Green Acres Mall and Green Acres Commons. The new interest only loan bears a fixed interest rate of 5.90% and matures on January 6, 2028. On January 20, 2023, the Company exercised its one-year extension option of the loan on Fashion District Philadelphia to January 22, 2024. The interest rate is SOFR plus 3.60% and the Company repaid $26.1 million of the outstanding loan balance at closing. The Company's joint venture in Scottsdale Fashion Square expects to replace the existing $406.0 million mortgage loan on the property with a $700.0 million, five-year, fixed-rate loan. The Company expects the joint venture to close this refinancing during the first quarter of 2023, subject to negotiating final documentation and customary closing conditions. The Company did not repay the loan on Towne Mall on its maturity date of November 1, 2022, and has begun the process of transitioning the property to a loan receiver. (See "—Financing Activities" in Management's Overview and Summary).

The Company has a $700 million credit facility, including a $525 million revolving loan facility that matures on April 14, 2023, with a one-year extension option. The revolving loan facility can be expanded up to $800 million, subject to receipt of lender commitments and other conditions. All obligations under the credit facility are guaranteed unconditionally by the Company and are secured in the form of mortgages on certain wholly-owned assets and pledges of equity interests held by certain of the Company's subsidiaries. The credit facility bears interest at LIBOR plus a spread of 2.25% to 3.25% depending on Company's overall leverage level. As of December 31, 2022, the borrowing rate was LIBOR plus 2.25%. As of December 31, 2022, borrowings under the credit facility were $171.0 million less unamortized deferred finance costs of $7.9 million for the revolving loan facility at a total interest rate of 8.08%. As of December 31, 2022, the Company's availability under the revolving loan facility for additional borrowings was $353.8 million.

Cash dividends and distributions for the twelve months ended December 31, 2022 were $186.3 million which were funded by operations.

At December 31, 2022, the Company was in compliance with all applicable loan covenants under its agreements.

At December 31, 2022, the Company had cash and cash equivalents of $100.3 million.

Material Cash Commitments:

The following is a schedule of material cash commitments as of December 31, 2022 for the consolidated Centers over the periods in which they are expected to be paid (in thousands):

		Payment Due by Period			
Cash Commitments	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than five years**
Long-term debt obligations (includes expected interest payments)(1)(2)	$5,125,634	$828,237	$1,947,004	$677,844	$1,672,549
Lease obligations(3)	181,949	14,705	34,187	23,899	109,158
	$5,307,583	$842,942	$1,981,191	$701,743	$1,781,707

(1) Interest payments on floating rate debt were based on rates in effect at December 31, 2022.

(2) On January 3, 2023, the Company closed a $370 million, five-year refinance of the combined loans that formerly encumbered Green Acres Mall and Green Acres Commons. On January 20, 2023, the Company exercised its one-year extension option of the Fashion District Philadelphia loan to January 22, 2024 and repaid $26.1 million of the outstanding loan balance at closing (See "Financing Activity" in Management's Overview and Summary).

(3) See Note 8—Leases in the Company's Notes to the Consolidated Financial Statements.

Funds From Operations ("FFO")

The Company uses FFO in addition to net income to report its operating and financial results and considers FFO and FFO -diluted as supplemental measures for the real estate industry and a supplement to GAAP measures. The National Association of Real Estate Investment Trusts ("Nareit") defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of properties, plus real estate related depreciation and amortization, impairment write-downs of real estate and write-downs of investments in an affiliate where the write-downs have been driven by a decrease in the value of real estate held by the affiliate and after adjustments for unconsolidated joint ventures. Adjustments for unconsolidated joint ventures are calculated to reflect FFO on the same basis.

The Company accounts for its joint venture in Chandler Freehold as a financing arrangement. In connection with this treatment, the Company recognizes financing expense on (i) the changes in fair value of the financing arrangement obligation, (ii) any payments to the joint venture partner equal to their pro rata share of net income and (iii) any payments to the joint venture partner less than or in excess of their pro rata share of net income. The Company excludes from its definition of FFO the noted expenses related to the changes in fair value and for the payments to the joint venture partner less than or in excess of their pro rata share of net income.

The Company also presents FFO excluding financing expense in connection with Chandler Freehold and loss on extinguishment of debt.

FFO and FFO on a diluted basis are useful to investors in comparing operating and financial results between periods. This is especially true since FFO excludes real estate depreciation and amortization, as the Company believes real estate values fluctuate based on market conditions rather than depreciating in value ratably on a straight-line basis over time. The Company believes that such a presentation also provides investors with a meaningful measure of its operating results in comparison to the operating results of other REITs. In addition, the Company believes that FFO excluding financing expense in connection with Chandler Freehold and non-routine costs associated with extinguishment of debt and costs related to shareholder activism provide useful supplemental information regarding the Company's performance as they show a more meaningful and consistent comparison of the Company's operating performance and allows investors to more easily compare the Company's results. The Company further believes that FFO on a diluted basis is a measure investors find most useful in measuring the dilutive impact of outstanding convertible securities.

The Company believes that FFO does not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as defined by GAAP, and is not indicative of cash available to fund all cash flow needs. The Company also cautions that FFO, as presented, may not be comparable to similarly titled measures reported by other real estate investment trusts.

Management compensates for the limitations of FFO by providing investors with financial statements prepared according to GAAP, along with this detailed discussion of FFO and a reconciliation of net (loss) income to FFO and FFO—diluted. Management believes that to further understand the Company's performance, FFO should be compared with the Company's reported net (loss) income and considered in addition to cash flows in accordance with GAAP, as presented in the Company's consolidated financial statements. The following reconciles net (loss) income attributable to the Company to FFO and FFO—diluted attributable to common stockholders and unit holders—basic and diluted, excluding financing expense in connection with Chandler Freehold and loss on extinguishment of debt, net and costs related to shareholder activism for the years ended December 31, 2022, 2021, 2020, 2019 and 2018 (dollars and shares in thousands):

Funds From Operations ("FFO") (Continued)

	2022	2021	2020	2019	2018
Net (loss) income attributable to the Company	$(66,068)	$ 14,263	$(230,203)	$ 96,820	$ 60,020
Adjustments to reconcile net (loss) income attributable to the Company to FFO attributable to common stockholders and unit holders—basic and diluted:					
Noncontrolling interests in the Operating Partnership	(2,660)	714	(16,822)	7,131	4,407
(Gain) loss on sale or write down of consolidated assets, net	(7,698)	(75,740)	68,112	11,909	31,825
Loss on remeasurement of consolidated assets	—	—	163,298	—	—
Add: gain on undepreciated asset sales or write-down from consolidated assets	16,091	19,461	7,777	3,829	4,884
Less: loss on write-down of non-real estate sales or write-down of assets—consolidated assets	(2,000)	(2,200)	(4,154)	—	—
Add: noncontrolling interests share of gain (loss) on sale or write-down of assets—consolidated assets	6,287	9,732	(120)	(2,822)	580
Loss (gain) on sale or write down of assets—unconsolidated joint ventures(1)	19,397	4,931	(6)	462	(2,993)
Add: gain on sale of undepreciated assets—unconsolidated joint ventures(1)	7,794	93	—	—	666
Depreciation and amortization on consolidated assets	291,612	311,129	319,619	330,726	327,436
Less: noncontrolling interests in depreciation and amortization—consolidated assets	(21,592)	(29,239)	(15,517)	(15,124)	(14,793)
Depreciation and amortization—unconsolidated joint ventures(1)	176,303	182,956	199,680	189,728	174,952
Less: depreciation on personal property	(12,834)	(12,955)	(15,734)	(15,997)	(13,699)
FFO attributable to common stockholders and unit holders—basic and diluted	404,632	423,145	475,930	606,662	573,285
Financing expense in connection with Chandler Freehold	32,902	(955)	(136,425)	(69,701)	(8,849)
FFO attributable to common stockholders and unit holders, excluding financing expense in connection with Chandler Freehold—basic and diluted	437,534	422,190	339,505	536,961	564,436
Loss on extinguishment of debt, net—consolidated assets	—	1,007	—	351	—
Costs related to shareholder activism	—	—	—	—	19,369
FFO attributable to common stockholders and unit holders excluding financing expense in connection with Chandler Freehold, extinguishment of debt, net and costs related to shareholder activism—diluted	$437,534	$423,197	$ 339,505	$537,312	$583,805
Weighted average number of FFO shares outstanding for:					
FFO attributable to common stockholders and unit holders—basic(2)	223,678	207,991	156,920	151,755	151,502
Adjustments for the impact of dilutive securities in computing FFO—diluted:					
Share and unit-based compensation plans	—	—	—	—	2
FFO attributable to common stockholders and unit holders—diluted(3)	223,678	207,991	156,920	151,755	151,504

(1) Unconsolidated assets are presented at the Company's pro rata share.

(2) Calculated based upon basic net income as adjusted to reach basic FFO. During the years ended December 31, 2022, 2021, 2020, 2019 and 2018, there were 8.6 million, 9.9 million, 10.7 million, 10.4 million and 10.4 million OP Units outstanding, respectively.

(3) The computation of FFO—diluted shares outstanding includes the effect of share and unit-based compensation plans and the convertible senior notes using the treasury stock method. It also assumes the conversion of MACWH, LP common and preferred units to the extent that they are dilutive to the FFO-diluted computation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure is interest rate risk. The Company has managed and will continue to manage interest rate risk by (1) maintaining a ratio of fixed rate, long-term debt to total debt such that floating rate exposure is kept at an acceptable level, (2) reducing interest rate exposure on certain long-term floating rate debt through the use of interest rate caps and/or swaps with matching maturities where appropriate, (3) using treasury rate locks where appropriate to fix rates on anticipated debt transactions, and (4) taking advantage of favorable market conditions for long-term debt and/or equity.

The following table sets forth information as of December 31, 2022 concerning the Company's long term debt obligations, including principal cash flows by scheduled maturity, weighted average interest rates and estimated fair value (dollars in thousands):

| | **Expected Maturity Date** | | | | | | | |
| | **For the years ending December 31,** | | | | | | | |
	2023	**2024**	**2025**	**2026**	**2027**	**Thereafter**	**Total**	**Fair Value**
CONSOLIDATED CENTERS:								
Long term debt:								
Fixed rate(1)	$517,585	$530,491	$608,383	$538,780	$ 1,682	$1,527,758	$3,724,679	$3,385,936
Average interest rate	4.55%	4.39%	3.49%	3.55%	4.82%	4.05%	4.01%	
Floating rate(1)(2)	132,820	267,927	300,000	—	—	—	700,747	679,550
Average interest rate	6.91%	7.15%	5.79%	—%	—%	—%	6.53%	
Total debt—Consolidated Centers	$650,405	$798,418	$908,383	$538,780	$ 1,682	$1,527,758	$4,425,426	$4,065,486
UNCONSOLIDATED JOINT VENTURE CENTERS:								
Long term debt (at the Company's pro rata share):								
Fixed rate(3)	$333,870	$371,432	$240,112	$743,959	$386,594	$ 665,795	$2,741,762	$2,591,309
Average interest rate	3.42%	4.15%	5.47%	5.52%	3.99%	3.86%	4.46%	
Floating rate	11,500	79,150	—	—	—	—	90,650	86,941
Average interest rate	6.23%	5.75%	—%	—%	—%	—%	5.81%	
Total debt—Unconsolidated Joint Venture Centers	$345,370	$450,582	$240,112	$743,959	$386,594	$ 665,795	$2,832,412	$2,678,250

(1) On January 3, 2023, the Company closed a $370 million, five-year refinance of the combined loans that formerly encumbered Green Acres Mall and Green Acres Commons (See "Financing Activity" in Management's Overview and Summary).

(2) On January 20, 2023, the Company exercised its one-year extension option of the Fashion District Philadelphia loan to January 22, 2024 and repaid $26.1 million of the outstanding loan balance at closing (See "Financing Activity" in Management's Overview and Summary).

(3) The Company's joint venture in Scottsdale Fashion Square expects to replace the existing $406.0 million mortgage loan on the property with a $700.0 million, five-year, fixed rate loan. The Company expects the joint venture to close this refinancing during the first quarter of 2023, subject to negotiating final documentation and customary closing conditions (See "Financing Activity" in Management's Overview and Summary).

The Consolidated Centers' total fixed rate debt at December 31, 2022 and 2021 was $3.7 billion and $3.8 billion, respectively. The average interest rate on such fixed rate debt at December 31, 2022 and 2021 was 4.01% and 3.94%, respectively. The Consolidated Centers' total floating rate debt at December 31, 2022 and 2021 was $0.7 billion. The average interest rate on such floating rate debt at December 31, 2022 and 2021 was 6.53% and 2.61%, respectively.

The Company's pro rata share of the Unconsolidated Joint Venture Centers' fixed rate debt at December 31, 2022 and 2021 was $2.7 billion and $2.8 billion, respectively. The average interest rate on such fixed rate debt at December 31, 2022 and 2021 was 4.46% and 3.83%, respectively. The Company's pro rata share of the Unconsolidated Joint Venture Centers' floating rate debt at December 31, 2022 and 2021 was $90.7 million and $104.3 million, respectively. The average interest rate on such floating rate debt at December 31, 2022 and 2021 was 5.81% and 2.60%, respectively.

The Company uses derivative financial instruments in the normal course of business to manage or hedge interest rate risk and records all derivatives on the balance sheet at fair value. Interest rate cap agreements offer protection against floating rates on the notional amount from exceeding the rates noted in the above schedule, and interest rate swap agreements effectively replace a floating rate on the notional amount with a fixed rate as noted above. As of December 31, 2022, the Company has interest rate cap agreements in place (See Note 4—Investments in Unconsolidated Joint Ventures and Note 5—Derivative Instruments and Hedging Activities in the Company's Notes to the Consolidated Financial Statements). The respective loans each require an interest rate cap agreement to be in place at all times, which limits how high the prevailing floating loan rate index (i.e., LIBOR or SOFR) for the loans can rise. As of the date of this report, LIBOR/SOFR for each of these loans exceeded the strike interest rate (the "Strike Rate") within the required interest rate cap agreement. If LIBOR/SOFR does exceed the Strike Rate, each of these loans would then be considered fixed rate debt. If LIBOR/SOFR for these respective loans thereafter no longer exceeds the Strike Rate, then these loans would once again be considered floating rate debt.

In addition, the Company has assessed the market risk for its floating rate debt and believes that a 1% increase in interest rates would decrease future earnings and cash flows by approximately $7.9 million per year based on $791.4 million of floating rate debt outstanding at December 31, 2022.

The fair value of the Company's long-term debt is estimated based on a present value model utilizing interest rates that reflect the risks associated with long-term debt of similar risk and duration. In addition, the method of computing fair value for mortgage notes payable included a credit value adjustment based on the estimated value of the property that serves as collateral for the underlying debt (See Note 10—Mortgage Notes Payable and Note 11—Bank and Other Notes Payable in the Company's Notes to the Consolidated Financial Statements).

The Company expects that all LIBOR settings relevant to it will cease to be published or will no longer be representative after June 30, 2023. The discontinuation of LIBOR will not affect the Company's ability to borrow or maintain already outstanding borrowings or hedging transactions, but if the Company's contracts indexed to LIBOR, including certain contracts governing the variable rate debt of the Company and its joint ventures and the Company's interest rate caps, are converted to SOFR, the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in interest or hedging costs that are higher than if LIBOR remained available. Additionally, although SOFR is the Alternative Reference Rates Committee's recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in ways that would result in higher interest or hedging costs for the Company. It is not yet possible to predict the magnitude of LIBOR's end on the Company's borrowing costs given the remaining uncertainty about which rates will replace LIBOR. As of December 31, 2022, each of the agreements governing the Company's variable rate debt provides for the replacement of LIBOR if it becomes unavailable during the term of such agreement. The Company does not expect that the costs of converting any remaining LIBOR-based loans to SOFR-based loans to be significant.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Refer to the Financial Statements and Financial Statement Schedules for the required information appearing in Item 15.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Conclusion Regarding Effectiveness of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), management carried out an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on their evaluation as of December 31, 2022, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) were effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (a) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and (b) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). The Company's management concluded that, as of December 31, 2022, its internal control over financial reporting was effective based on this assessment.

KPMG LLP, the independent registered public accounting firm that audited the Company's 2022 consolidated financial statements included in this Annual Report on Form 10-K, has issued a report on the Company's internal control over financial reporting which follows below.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
The Macerich Company:

Opinion on Internal Control Over Financial Reporting

We have audited The Macerich Company and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement Schedule III—Real Estate and Accumulated Depreciation (collectively, the consolidated financial statements), and our report dated February 24, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Los Angeles, California
February 24, 2023

ITEM 9B. OTHER INFORMATION

None

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 will be included in the Company's definitive proxy statement to be filed for its 2023 Annual Meeting of Stockholders and is incorporated by reference herein.

The Company has adopted a Code of Business Conduct and Ethics that provides principles of conduct and ethics for its directors, officers and employees. This Code complies with the requirements of the Sarbanes-Oxley Act of 2002 and applicable rules of the Securities and Exchange Commission and the New York Stock Exchange. In addition, the Company has adopted a Code of Ethics for CEO and Senior Financial Officers which supplements the Code of Business Conduct and Ethics applicable to all employees and complies with the additional requirements of the Sarbanes-Oxley Act of 2002 and applicable rules of the Securities and Exchange Commission for those officers. To the extent required by applicable rules of the Securities and Exchange Commission and the New York Stock Exchange, the Company intends to promptly disclose future amendments to certain provisions of these Codes or waivers of such provisions granted to directors and executive officers, including the Company's principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions, on the Company's website at *www.macerich.com* under "Investors—Corporate Governance—Code of Ethics." Each of these Codes of Conduct is available on the Company's website at *www.macerich.com* under "Investors—Corporate Governance."

During 2022, there were no material changes to the procedures described in the Company's proxy statement relating to the 2022 Annual Meeting of Stockholders by which stockholders may recommend director nominees to the Company.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 will be included in the Company's definitive proxy statement to be filed for its 2023 Annual Meeting of Stockholders and is incorporated by reference herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 will be included in the Company's definitive proxy statement to be filed for its 2023 Annual Meeting of Stockholders and is incorporated by reference herein.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 will be included in the Company's definitive proxy statement to be filed for its 2023 Annual Meeting of Stockholders and is incorporated by reference herein.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 will be included in the Company's definitive proxy statement to be filed for its 2023 Annual Meeting of Stockholders and is incorporated by reference herein.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
The Macerich Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of The Macerich Company and subsidiaries (Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement Schedule III—Real Estate and Accumulated Depreciation (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the Company's evaluation of the expected holding period for operating properties

As discussed in Notes 2 and 6 to the consolidated financial statements, the Company assesses whether an indicator of impairment in the carrying value of its properties exists by considering property operating performance, holding periods, capitalization rates, and other market factors. Property, net as of December 31, 2022 was $6,128 million, or 76% of total assets.

We identified the assessment of the Company's evaluation of the expected holding period for operating properties as a critical audit matter. Subjective auditor judgment was required to assess the relevant events or changes in circumstances that the Company used to evaluate its expected holding period. A shortening of the expected holding period could indicate a potential impairment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's property impairment process, including controls over the Company's evaluation of the expected holding period. We evaluated the relevant events or changes in circumstances and the current economic environment that the Company used to evaluate its expected holding period by:

- reading minutes of the meetings of the Company's Board of Directors
- reading external communications with investors and analysts
- analyzing documents prepared by the Company regarding proposed real estate transactions
- considering properties with current encumbrances that are set to mature within one year.

Evaluation of the fair value of the Chandler Freehold financing arrangement obligation

As discussed in Notes 2 and 12 to the consolidated financial statements, the Company reports the Chandler Freehold consolidated joint venture as a financing arrangement with the related deferred gain recorded as a liability at fair value. The fair value of the financing arrangement obligation is determined primarily based upon the fair value of the underlying shopping centers, Chandler Fashion Center and Freehold Raceway Mall, owned by the Chandler Freehold consolidated joint venture. The fair value of the shopping centers is estimated using a discounted cash flow model. Subsequent changes in the fair value of the financing arrangement obligation are recorded as interest expense. The financing arrangement obligation as of December 31, 2022 was $143 million, or 3% of total liabilities. The adjustment to fair value of the financing arrangement obligation was $24 million, or 37% of net income for the year ended December 31, 2022.

We identified the evaluation of the fair value of the Chandler Freehold financing arrangement obligation as a critical audit matter. A high degree of subjectivity was required in evaluating the discounted cash flow model used to fair value the shopping centers. Specifically, the model was sensitive to reasonably possible changes to significant assumptions, which have a significant effect on the determination of fair value of the financing arrangement obligation. The significant assumptions include market rental rates, discount rates, and terminal capitalization rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's fair value determination process for the financing arrangement obligation and specifically the development of the significant assumptions. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the Company's significant assumptions used in the discounted cash flow model. The valuation professionals independently developed a range of the market rental rates, discount rates, and terminal capitalization rates using publicly available market data for comparable properties and geographic regions in which Chandler Fashion Center and Freehold Raceway Mall are located and compared the rates to those used by the Company.

/s/ KPMG LLP

We have served as the Company's auditor since 2010

Los Angeles, California
February 24, 2023

THE MACERICH COMPANY

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except par value)

	December 31, 2022	December 31, 2021
ASSETS:		
Property, net	$ 6,127,790	$ 6,284,206
Cash and cash equivalents	100,320	112,454
Restricted cash	80,819	54,517
Tenant and other receivables, net	183,593	211,361
Right-of-use assets, net	126,606	110,638
Deferred charges and other assets, net	247,424	254,908
Due from affiliates	3,299	—
Investments in unconsolidated joint ventures	1,224,288	1,317,571
Total assets	$ 8,094,139	$ 8,345,655
LIABILITIES AND EQUITY:		
Mortgage notes payable	$ 4,240,596	$ 4,423,554
Bank and other notes payable	163,117	104,811
Accounts payable and accrued expenses	63,107	59,228
Due to affiliates	—	327
Lease liabilities	94,911	80,711
Other accrued liabilities	318,745	254,279
Distributions in excess of investments in unconsolidated joint ventures	121,093	127,608
Financing arrangement obligation	143,221	118,988
Total liabilities	5,144,790	5,169,506
Commitments and contingencies		
Equity:		
Stockholders' equity:		
Common stock, $0.01 par value, 500,000,000 shares authorized at December 31, 2022 and 2021, 215,241,129 and 214,797,057 shares issued and outstanding at December 31, 2022 and 2021, respectively	2,151	2,147
Additional paid-in capital	5,506,084	5,488,440
Accumulated deficit	(2,643,094)	(2,443,696)
Accumulated other comprehensive income (loss)	632	(24)
Total stockholders' equity	2,865,773	3,046,867
Noncontrolling interests	83,576	129,282
Total equity	2,949,349	3,176,149
Total liabilities and equity	$ 8,094,139	$ 8,345,655

The accompanying notes are an integral part of these consolidated financial statements.

THE MACERICH COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	For The Years Ended December 31,		
	2022	2021	2020
Revenues:			
Leasing revenue	$ 800,548	$ 787,547	$ 740,323
Other	30,104	33,867	22,242
Management Companies	28,512	26,023	23,461
Total revenues	859,164	847,437	786,026
Expenses:			
Shopping center and operating expenses	289,884	295,016	257,212
Leasing expense	32,670	24,838	25,191
Management Companies' operating expenses	67,799	61,030	65,576
REIT general and administrative expenses	27,164	30,056	30,339
Depreciation and amortization	291,612	311,129	319,619
	709,129	722,069	697,937
Interest expense (income):			
Related parties	34,735	(3,718)	(135,281)
Other	182,116	196,397	210,831
	216,851	192,679	75,550
Loss on extinguishment of debt	—	1,007	—
Total expenses	925,980	915,755	773,487
Equity in (loss) income of unconsolidated joint ventures	(5,256)	15,689	(27,038)
Income tax (expense) benefit	(705)	(6,948)	447
Loss on remeasurement of assets	—	—	(163,298)
Gain (loss) on sale or write down of assets, net	7,698	75,740	(68,112)
Net (loss) income	(65,079)	16,163	(245,462)
Less net income (loss) attributable to noncontrolling interests	989	1,900	(15,259)
Net (loss) income attributable to the Company	$ (66,068)	$ 14,263	$ (230,203)
Earnings per common share attributable to common stockholders:			
Basic	$ (0.31)	$ 0.07	$ (1.58)
Diluted	$ (0.31)	$ 0.07	$ (1.58)
Weighted average number of common shares outstanding:			
Basic	215,031,000	198,070,000	146,232,000
Diluted	215,031,000	198,070,000	146,232,000

The accompanying notes are an integral part of these consolidated financial statements.

THE MACERICH COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Dollars in thousands)

	For The Years Ended December 31,		
	2022	**2021**	**2020**
Net (loss) income	$(65,079)	$16,163	$(245,462)
Other comprehensive income:			
Interest rate cap/swap agreements	656	8,184	843
Comprehensive (loss) income	(64,423)	24,347	(244,619)
Less net income (loss) attributable to noncontrolling interests	989	1,900	(15,259)
Comprehensive (loss) income attributable to the Company	$(65,412)	$22,447	$(229,360)

The accompanying notes are an integral part of these consolidated financial statements.

THE MACERICH COMPANY

CONSOLIDATED STATEMENTS OF EQUITY

(Dollars in thousands, except per share data)

| | Stockholders' Equity | | | | | | | |
| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Loss | Total Stockholders' Equity | Noncontrolling Interests | Total Equity |
	Shares	Par Value						
Balance at January 1, 2020	141,407,650	$1,414	$4,583,911	$(1,944,012)	$(9,051)	$2,632,262	$198,708	$2,830,970
Net loss	—	—	—	(230,203)	—	(230,203)	(15,259)	(245,462)
Interest rate cap/swap agreements	—	—	—	—	843	843	—	843
Amortization of share and unit-based plans	151,468	1	18,065	—	—	18,066	—	18,066
Employee stock purchases	265,386	3	1,528	—	—	1,531	—	1,531
Distributions declared ($1.55) per share	—	—	—	(165,404)	—	(165,404)	—	(165,404)
Stock dividend	7,759,280	78	(78)	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(14,458)	(14,458)
Contributions from noncontrolling interests	—	—	—	—	—	—	19,203	19,203
Conversion of noncontrolling interests to common shares	186,791	2	12,084	—	—	12,086	(12,086)	—
Redemption of noncontrolling interests	—	—	25	—	—	25	(54)	(29)
Adjustment of noncontrolling interests in Operating Partnership	—	—	(12,157)	—	—	(12,157)	12,157	—
Balance at December 31, 2020	149,770,575	$1,498	$4,603,378	$(2,339,619)	$(8,208)	$2,257,049	$188,211	$2,445,260

The accompanying notes are an integral part of these consolidated financial statements.

THE MACERICH COMPANY

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

(Dollars in thousands, except per share data)

	Stockholders' Equity							
	Common Stock							
	Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2020	149,770,575	$1,498	$4,603,378	$(2,339,619)	$(8,208)	$2,257,049	$188,211	$2,445,260
Net income	—	—	—	14,263	—	14,263	1,900	16,163
Interest rate cap/swap agreements	—	—	—	—	8,184	8,184	—	8,184
Amortization of share and unit-based plans	248,264	2	17,996	—	—	17,998	—	17,998
Employee stock purchases	143,191	1	1,347	—	—	1,348	—	1,348
Stock offerings, net	62,049,131	620	829,621	—	—	830,241	—	830,241
Distributions declared ($0.60) per share	—	—	—	(118,340)	—	(118,340)	—	(118,340)
Distributions to noncontrolling interests	—	—	—	—	—	—	(25,107)	(25,107)
Contributions from noncontrolling interests	—	—	—	—	—	—	580	580
Conversion of noncontrolling interests to common shares	2,585,896	26	48,781	—	—	48,807	(48,807)	—
Redemption of noncontrolling interests	—	—	(17)	—	—	(17)	(161)	(178)
Adjustment of noncontrolling interests in Operating Partnership	—	—	(12,666)	—	—	(12,666)	12,666	—
Balance at December 31, 2021	214,797,057	$2,147	$5,488,440	$(2,443,696)	$ (24)	$3,046,867	$129,282	$3,176,149

The accompanying notes are an integral part of these consolidated financial statements.

THE MACERICH COMPANY

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

(Dollars in thousands, except per share data)

	Stockholders' Equity							
	Common Stock							
	Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2021	214,797,057	$2,147	$5,488,440	$(2,443,696)	$ (24)	$3,046,867	$129,282	$3,176,149
Net (loss) income	—	—	—	(66,068)	—	(66,068)	989	(65,079)
Interest rate cap/swap agreements	—	—	—	—	656	656	—	656
Amortization of share and unit-based plans	218,771	2	22,117	—	—	22,119	—	22,119
Employee stock purchases	179,723	2	1,739	—	—	1,741	—	1,741
Stock offerings, net	—	—	(183)	—		(183)	—	(183)
Distributions declared ($0.62) per share	—	—	—	(133,330)	—	(133,330)	—	(133,330)
Distributions to noncontrolling interests	—	—	—	—	—	—	(52,998)	(52,998)
Contributions from noncontrolling interests	—	—	—	—	—	—	602	602
Conversion of noncontrolling interests to common shares	45,578	—	2,700	—	—	2,700	(2,700)	—
Redemption of noncontrolling interests	—	—	177	—	—	177	(505)	(328)
Adjustment of noncontrolling interests in Operating Partnership	—	—	(8,906)	—	—	(8,906)	8,906	—
Balance at December 31, 2022	215,241,129	$2,151	$5,506,084	$(2,643,094)	$632	$2,865,773	$ 83,576	$2,949,349

The accompanying notes are an integral part of these consolidated financial statements.

THE MACERICH COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net (loss) income	$(65,079)	$ 16,163	$(245,462)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Loss on extinguishment of debt	—	1,007	—
Loss on remeasurement of assets	—	—	163,298
(Gain) loss on sale or write down of assets, net	(7,698)	(75,740)	68,112
Depreciation and amortization	302,480	324,403	326,058
Amortization of net premium on mortgage notes payable	—	—	(773)
Amortization of share and unit-based plans	17,638	14,273	13,843
Straight-line rent and amortization of above and below market leases, net	(1,271)	(7,691)	(23,707)
(Recovery of) provision for doubtful accounts	(656)	(6,390)	44,250
Income tax expense (benefit)	705	6,948	(447)
Equity in loss (income) of unconsolidated joint ventures	5,256	(15,689)	27,038
Change in fair value of financing arrangement obligation	24,233	(15,390)	(139,522)
Distributions of income from unconsolidated joint ventures	1,532	48	—
Changes in assets and liabilities, net of acquisitions and dispositions:			
Tenant and other receivables	6,610	62,421	(105,947)
Other assets	(13,246)	14,876	810
Due (from) to affiliates	(3,626)	1,939	3,385
Accounts payable and accrued expenses	(382)	(6,746)	15,479
Other accrued liabilities	71,014	(28,064)	(21,578)
Net cash provided by operating activities	337,510	286,368	124,837
Cash flows from investing activities:			
Acquisition of property	(24,544)	—	—
Development, redevelopment, expansion and renovation of properties	(42,153)	(77,686)	(45,161)
Property improvements	(52,640)	(30,521)	(23,143)
Proceeds from collection of notes receivable	—	1,300	—
Deferred leasing costs	(3,111)	(2,720)	(3,212)
Distributions from unconsolidated joint ventures	131,306	93,927	78,427
Contributions to unconsolidated joint ventures	(81,718)	(86,846)	(132,466)
Cash and restricted cash acquired from acquisition of previously unconsolidated joint venture	—	—	5,811
Loan to previously unconsolidated joint venture	—	—	(100,000)
Proceeds from collection of receivable in connection with sale of joint venture property	21,000	—	—
Proceeds from sale of assets	50,458	337,514	16,896
Net cash (used in) provided by investing activities	(1,402)	234,968	(202,848)

The accompanying notes are an integral part of these consolidated financial statements.

THE MACERICH COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in thousands)

	For the Years Ended December 31,		
	2022	2021	2020
Cash flows from financing activities:			
Proceeds from mortgages, bank and other notes payable	205,000	520,000	660,000
Payments on mortgages, bank and other notes payable	(334,075)	(2,020,395)	(33,972)
Deferred financing costs	(6,446)	(22,872)	(4,320)
Proceeds from finance lease	—	—	4,115
Payments on finance leases	(1,923)	(1,849)	(1,534)
Proceeds from share and unit-based plans	1,741	1,348	1,531
(Costs) proceeds from stock offerings, net	(183)	830,241	—
Redemption of noncontrolling interests	(328)	(178)	(29)
Contributions from noncontrolling interests	602	128	525
Dividends and distributions	(186,328)	(143,447)	(179,862)
Net cash (used in) provided by financing activities	(321,940)	(837,024)	446,454
Net increase (decrease) in cash, cash equivalents and restricted cash	14,168	(315,688)	368,443
Cash and cash equivalents and restricted cash at beginning of year	166,971	482,659	114,216
Cash and cash equivalents and restricted cash at end of year	$ 181,139	$ 166,971	$ 482,659
Supplemental cash flow information:			
Cash payments for interest, net of amounts capitalized	$ 180,321	$ 204,221	$ 199,147
Non-cash investing and financing activities:			
Accrued development costs included in accounts payable and accrued expenses and other accrued liabilities	$ 35,334	$ 18,279	$ 29,376
Conversion of Operating Partnership Units to common stock	$ 2,700	$ 48,807	$ 12,086
Receivable in connection with sale of joint venture property	$ —	$ 21,000	$ —
Lease liabilities recorded in connection with right-of-use assets	$ —	$ —	$ —
Assets acquired from previously unconsolidated joint venture	$ 23,554	$ —	$ 395,844
Liabilities assumed from previously unconsolidated joint venture	$ —	$ —	$ 263,393
Property distribution from unconsolidated joint venture	$ —	$ —	$ 19,300

The accompanying notes are an integral part of these consolidated financial statements.

THE MACERICH COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

1. Organization:

The Macerich Company (the "Company") is involved in the acquisition, ownership, development, redevelopment, management and leasing of regional and community/power shopping centers (the "Centers") located throughout the United States.

The Company commenced operations effective with the completion of its initial public offering on March 16, 1994. As of December 31, 2022, the Company was the sole general partner of and held a 96% ownership interest in The Macerich Partnership, L.P. (the "Operating Partnership"). The Company was organized to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code").

The property management, leasing and redevelopment of the Company's portfolio is provided by the Company's management companies, Macerich Property Management Company, LLC, a single member Delaware limited liability company, Macerich Management Company, a California corporation, Macerich Arizona Partners LLC, a single member Arizona limited liability company, Macerich Arizona Management LLC, a single member Delaware limited liability company, Macerich Partners of Colorado LLC, a single member Colorado limited liability company, MACW Mall Management, Inc., a New York corporation, and MACW Property Management, LLC, a single member New York limited liability company. All seven of the management companies are owned by the Company and are collectively referred to herein as the "Management Companies."

2. Summary of Significant Accounting Policies:

Basis of Presentation:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America.

The accompanying consolidated financial statements include the accounts of the Company. Investments in entities in which the Company has a controlling financial interest or entities that meet the definition of a variable interest entity ("VIE") in accordance with Accounting Standards Codification ("ASC") 810, "Consolidation", in which the Company has, as a result of ownership, contractual or other financial interests, both the power to direct activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE are consolidated; otherwise they are accounted for under the equity method of accounting and are reflected as investments in unconsolidated joint ventures.

The Company's sole significant asset is its investment in the Operating Partnership and as a result, substantially all of the Company's assets and liabilities represent the assets and liabilities of the Operating Partnership. In addition, the Operating Partnership has investments in a number of VIEs, including Fashion District Philadelphia and SanTan Village Regional Center.

(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

The Operating Partnership's VIEs included the following assets and liabilities:

	December 31, 2022	December 31, 2021
Assets:		
Property, net	$452,559	$458,964
Other assets	93,102	83,685
Total assets	$545,661	$542,649
Liabilities:		
Mortgage notes payable	$323,841	$413,925
Other liabilities	135,340	56,947
Total liabilities	$459,181	$470,872

All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

The following table presents a reconciliation of the beginning of period and end of period cash and cash equivalents and restricted cash reported on the Company's consolidated balance sheets to the totals shown on its consolidated statements of cash flows:

	2022	2021	2020
Beginning of period			
Cash and cash equivalents	$112,454	$465,297	$100,005
Restricted cash	54,517	17,362	14,211
Cash and cash equivalents and restricted cash	$166,971	$482,659	$114,216
End of period			
Cash and cash equivalents	$100,320	$112,454	$465,297
Restricted cash	80,819	54,517	17,362
Cash and cash equivalents and restricted cash	$181,139	$166,971	$482,659

COVID-19 Pandemic:

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. As a result, all of the markets that the Company operates in were subject to stay-at-home orders, and the majority of its properties were temporarily closed in part or completely. Following staggered re-openings during 2020, all Centers have been open and operating since October 7, 2020 and government-imposed capacity restrictions resulting from COVID-19 have been eliminated across the Company's markets.

(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

COVID-19 Lease Accounting:

In April 2020, the Financial Accounting Standards Board ("FASB") issued a Staff Question-and-Answer ("Q&A") to clarify whether lease concessions related to the effects of COVID-19 require the application of the lease modification guidance under ASC 842, "Leases" ("the lease modification accounting framework"). Under ASC 842, the Company would have to determine, on a lease-by-lease basis, if a lease concession was the result of a new arrangement reached with the tenant or an enforceable right and obligation within the existing lease. The Q&A allows for the bypass of a lease-by-lease analysis, and allows the Company to elect to either apply the lease modification accounting framework or not to all of its lease concessions with similar characteristics and circumstances. The Company has elected to apply the lease modification accounting framework to lease concessions that include the abatement of rent in its consolidated financial statements for the twelve months ended December 31, 2022, 2021 and 2020.

Cash and Cash Equivalents and Restricted Cash:

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents, for which cost approximates fair value. Restricted cash includes impounds of property taxes and other capital reserves required under loan and other agreements.

Revenues:

Leasing revenue includes minimum rents, percentage rents, tenant recoveries and other leasing income. Minimum rental revenues are recognized on a straight-line basis over the terms of the related leases. The difference between the amount of rent due in a year and the amount recorded as rental income is referred to as the "straight-line rent adjustment." Minimum rents were (decreased) increased by $(777), $5,873 and $24,789 due to the straight-line rent adjustment during the years ended December 31, 2022, 2021 and 2020, respectively. Percentage rents are recognized and accrued when tenants' specified sales targets have been met. Estimated recoveries from certain tenants for their pro rata share of real estate taxes, insurance and other shopping center operating expenses are recognized as revenues in the period the applicable expenses are incurred. Other tenants pay a fixed rate and these tenant recoveries are recognized as revenues on a straight-line basis over the term of the related leases.

The Management Companies provide property management, leasing, corporate, development, redevelopment and acquisition services to affiliated and non-affiliated shopping centers. In consideration for these services, the Management Companies receive monthly management fees generally ranging from 1.5% to 4% of the gross monthly rental revenue of the properties managed.

Property:

Maintenance and repair expenses are charged to operations as incurred. Costs for major replacements and betterments, which includes HVAC equipment, roofs, parking lots, etc., are capitalized and depreciated over their estimated useful lives. Gains and losses are recognized upon disposal or retirement of the related assets and are reflected in earnings.

2. Summary of Significant Accounting Policies: (Continued)

Property is recorded at cost and is depreciated using a straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 40 years
Tenant improvements	5 - 7 years
Equipment and furnishings	5 - 7 years

Capitalization of Costs:

The Company capitalizes costs incurred in redevelopment, development, renovation and improvement of properties. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. These capitalized costs include direct and certain indirect costs clearly associated with the project. Indirect costs include real estate taxes, insurance and certain shared administrative costs. In assessing the amounts of direct and indirect costs to be capitalized, allocations are made to projects based on estimates of the actual amount of time spent on each activity. Indirect costs not clearly associated with specific projects are expensed as period costs. Capitalized indirect costs are allocated to development and redevelopment activities based on the square footage of the portion of the building not held available for immediate occupancy. If costs and activities incurred to ready the vacant space cease, then cost capitalization is also discontinued until such activities are resumed. Once work has been completed on a vacant space, project costs are no longer capitalized. For projects with extended lease-up periods, the Company ends the capitalization when significant activities have ceased, which does not exceed the shorter of a one-year period after the completion of the building shell or when the construction is substantially complete.

Investment in Unconsolidated Joint Ventures:

The Company accounts for its investments in joint ventures using the equity method of accounting unless the Company has a controlling financial interest in the joint venture or the joint venture meets the definition of a VIE in which the Company is the primary beneficiary through both its power to direct activities that most significantly impact the economic performance of the variable interest entity and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the variable interest entity. Although the Company has a greater than 50% interest in Corte Madera Village, LLC, Macerich HHF Centers LLC, New River Associates LLC and Pacific Premier Retail LLC, the Company does not have controlling financial interests in these joint ventures due to the substantive participation rights of the outside partners in these joint ventures and, therefore, accounts for its investments in these joint ventures using the equity method of accounting.

Equity method investments are initially recorded on the balance sheet at cost and are subsequently adjusted to reflect the Company's proportionate share of net earnings and losses, distributions received, additional contributions and certain other adjustments, as appropriate. The Company separately reports investments in joint ventures when accumulated distributions have exceeded the Company's investment, as distributions in excess of investments in unconsolidated joint ventures. The net investment of certain joint

2. Summary of Significant Accounting Policies: (Continued)

ventures is less than zero because of financing or operating distributions that are usually greater than net income, as net income includes charges for depreciation and amortization.

Acquisitions:

Upon the acquisition of real estate properties, the Company evaluates whether the acquisition is a business combination or asset acquisition. For both business combinations and asset acquisitions, the Company allocates the purchase price of properties to acquired tangible assets and intangible assets and liabilities. For asset acquisitions, the Company capitalizes transaction costs and allocates the purchase price using a relative fair value method allocating all accumulated costs. For business combinations, the Company expenses transaction costs incurred and allocates purchase price based on the estimated fair value of each separately identified asset and liability. The Company allocates the estimated fair value of acquisitions to land, building, tenant improvements and identified intangible assets and liabilities, based on their estimated fair values. In addition, any assumed mortgage notes payable are recorded at their estimated fair values. The estimated fair value of the land and buildings is determined utilizing an "as if vacant" methodology. Tenant improvements represent the tangible assets associated with the existing leases valued on a fair value basis at the acquisition date prorated over the remaining lease terms. The tenant improvements are classified as an asset under property and are depreciated over the remaining lease terms. Identifiable intangible assets and liabilities relate to the value of in-place operating leases which come in three forms: (i) leasing commissions and legal costs, which represent the value associated with "cost avoidance" of acquiring in-place leases, such as lease commissions paid under terms generally experienced in the Company's markets; (ii) value of in-place leases, which represents the estimated loss of revenue and of costs incurred for the period required to lease the "assumed vacant" property to the occupancy level when purchased; and (iii) above or below-market value of in-place leases, which represents the difference between the contractual rents and market rents at the time of the acquisition, discounted for tenant credit risks. Leasing commissions and legal costs are recorded in deferred charges and other assets and are amortized over the remaining lease terms. The value of in-place leases is recorded in deferred charges and other assets and amortized over the remaining lease terms plus any below-market fixed rate renewal options. Above or below-market leases are classified in deferred charges and other assets or in other accrued liabilities, depending on whether the contractual terms are above or below-market, and the asset or liability is amortized to minimum rents over the remaining terms of the leases. The remaining lease terms of below-market leases may include certain below-market fixed-rate renewal periods. In considering whether or not a lessee will execute a below-market fixed-rate lease renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition such as tenant mix in the Center, the Company's relationship with the tenant and the availability of competing tenant space.

Remeasurement gains and losses are recognized when the Company becomes the primary beneficiary of an existing equity method investment that is a VIE to the extent that the fair value of the existing equity investment exceeds the carrying value of the investment, and remeasurement losses to the extent the carrying value of the investment exceeds the fair value. The fair value is determined based on a discounted cash flow model, with the significant unobservable inputs including discount rate, terminal capitalization rate and market rents.

2. Summary of Significant Accounting Policies: (Continued)

Deferred Charges:

Direct costs relating to obtaining tenant leases are deferred and amortized over the initial term of the lease agreement using the straight-line method. As these deferred leasing costs represent productive assets incurred in connection with the Company's leasing arrangements at the Centers, the related cash flows are classified as investing activities within the accompanying Consolidated Statements of Cash Flows. Costs relating to financing of shopping center properties are deferred and amortized over the life of the related loan using the straight-line method, which approximates the effective interest method.

The range of the terms of the agreements is as follows:

Deferred leasing costs	1 - 15 years
Deferred financing costs	1 - 15 years

Accounting for Impairment:

The Company assesses whether an indicator of impairment in the value of its properties exists by considering expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. Such factors include projected rental revenue, operating costs and capital expenditures as well as estimated holding periods and capitalization rates. If an impairment indicator exists, the determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a discounted cash flows analysis, with the carrying value of the related assets. The Company generally holds and operates its properties long-term, which decreases the likelihood of their carrying values not being recoverable. A shortened holding period increases the risk that the carrying value of a long-lived asset is not recoverable. Properties classified as held for sale are measured at the lower of the carrying amount or fair value less cost to sell.

The Company reviews its investments in unconsolidated joint ventures for a series of operating losses and other factors that may indicate that a decrease in the value of its investments has occurred which is other-than-temporary. The investment in each unconsolidated joint venture is evaluated periodically, and as deemed necessary, for recoverability and valuation declines that are other-than-temporary.

Share and Unit-based Compensation Plans:

The cost of share and unit-based compensation awards is measured at the grant date based on the calculated fair value of the awards and is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards.

Derivative Instruments and Hedging Activities:

The Company recognizes all derivatives in the consolidated financial statements and measures the derivatives at fair value. The Company uses interest rate swap and cap agreements (collectively, "interest rate agreements") in the normal course of business to manage or reduce its exposure to adverse fluctuations in interest rates. The Company designs its hedges to be effective in reducing the risk exposure

87

2. Summary of Significant Accounting Policies: (Continued)

that they are designated to hedge. Any instrument that meets the cash flow hedging criteria is formally designated as a cash flow hedge at the inception of the derivative contract. On an ongoing quarterly basis, the Company adjusts its balance sheet to reflect the current fair value of its derivatives. To the extent they are effective, changes in fair value are recorded in comprehensive income.

Amounts paid (received) as a result of interest rate agreements are recorded as an addition (reduction) to (of) interest expense.

If any derivative instrument used for risk management does not meet the hedging criteria, it is marked-to-market each period with the change in value included in the consolidated statements of operations.

Income Taxes:

The Company elected to be taxed as a REIT under the Code commencing with its taxable year ended December 31, 1994. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it distribute at least 90% of its taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, then it will be subject to federal income taxes at regular corporate rates and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed taxable income, if any.

Each partner is taxed individually on its share of partnership income or loss, and accordingly, no provision for federal and state income tax is provided for the Operating Partnership in the consolidated financial statements. The Company's taxable REIT subsidiaries ("TRSs") are subject to corporate level income taxes, which are provided for in the Company's consolidated financial statements.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets and liabilities of the TRSs relate primarily to differences in the book and tax bases of property and to operating loss carryforwards for federal and state income tax purposes. A valuation allowance for deferred tax assets is provided if the Company believes it is more likely than not that all or some portion of the deferred tax assets will not be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

2. Summary of Significant Accounting Policies: (Continued)

Segment Information:

The Company currently operates in one business segment, the acquisition, ownership, development, redevelopment, management and leasing of regional and community shopping centers. Additionally, the Company operates in one geographic area, the United States.

Fair Value of Financial Instruments:

The fair value hierarchy distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions.

Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company calculates the fair value of financial instruments and includes this additional information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made.

The fair values of interest rate agreements are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates fell below or rose above the strike rate of the interest rate agreements. The variable interest rates used in the calculation of projected receipts on the interest rate agreements are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

The Company records its financing arrangement obligation at fair value on a recurring basis with changes in fair value being recorded as interest expense in the Company's consolidated statements of

(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

operations. The fair value is determined based on a discounted cash flow model, with the significant unobservable inputs including the discount rate, terminal capitalization rate and market rents. The fair value of the financing arrangement obligation is sensitive to these significant unobservable inputs and a change in these inputs may result in a significantly higher or lower fair value measurement.

Concentration of Risk:

The Company maintains its cash accounts in a number of commercial banks. Accounts at these banks are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250. At various times during the year, the Company had deposits in excess of the FDIC insurance limit.

No Center or tenant generated more than 10% of total revenues during the years ended December 31, 2022, 2021 or 2020, with the exception of one Center in New York which represents approximately 12% of the Company's consolidated revenues for the year ended December 31, 2022.

Management Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements:

In March 2020, the FASB issued guidance codified in Accounting Standards Update ("ASU") 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting," which provides optional expedients for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The standard is effective for the Company as of March 12, 2020 through December 31, 2022. An entity can elect to apply the amendments as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to that date that the financial statements are available to be issued. The Company evaluated the optional expedients and exceptions provided by ASU 2020-04 and determined that the impact will not be significant on its consolidated financial statements.

3. Earnings Per Share ("EPS"):

The following table reconciles the numerator and denominator used in the computation of earnings per share for the years ended December 31 (shares in thousands):

	2022	2021	2020
Numerator			
Net (loss) income	$ (65,079)	$ 16,163	$(245,462)
Less: net income (loss) attributable to noncontrolling interests	989	1,900	(15,259)
Net (loss) income attributable to the Company	(66,068)	14,263	(230,203)
Allocation of earnings to participating securities	(856)	(853)	(1,048)
Numerator for basic and diluted EPS—net (loss) income attributable to common stockholders	$ (66,924)	$ 13,410	$(231,251)
Denominator			
Denominator for basic and diluted EPS—weighted average number of common shares outstanding(1)	215,031	198,070	146,232
EPS—net (loss) income attributable to common stockholders:			
Basic and diluted	$ (0.31)	$ 0.07	$ (1.58)

(1) Diluted EPS excludes 99,565, 101,948 and 97,926 convertible preferred units for the years ended December 31, 2022, 2021 and 2020, respectively, as their impact was antidilutive.

Diluted EPS excludes 8,646,182, 9,920,654 and 10,688,179 Operating Partnership units ("OP Units") for the years ended December 31, 2022, 2021 and 2020, respectively, as their effect was antidilutive.

THE MACERICH COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures:

The Company owns operating properties through various unconsolidated joint ventures with third parties. The Company's direct or indirect ownership interest in each joint venture as of December 31, 2022 was as follows:

Joint Venture	Ownership %(1)
AM Tysons LLC	50.0%
Biltmore Shopping Center Partners LLC	50.0%
Corte Madera Village, LLC	50.1%
Country Club Plaza KC Partners LLC	50.0%
HPP-MAC WSP, LLC—One Westside	25.0%
Kierland Commons Investment LLC	50.0%
Macerich HHF Broadway Plaza LLC—Broadway Plaza	50.0%
Macerich HHF Centers LLC—Various Properties	51.0%
MS Portfolio LLC	50.0%
New River Associates LLC—Arrowhead Towne Center	60.0%
Pacific Premier Retail LLC—Various Properties	60.0%
Propcor II Associates, LLC—Boulevard Shops	50.0%
PV Land SPE, LLC	5.0%
Scottsdale Fashion Square Partnership	50.0%
TM TRS Holding Company LLC	50.0%
Tysons Corner LLC	50.0%
Tysons Corner Hotel I LLC	50.0%
Tysons Corner Property Holdings II LLC	50.0%
Tysons Corner Property LLC	50.0%
West Acres Development, LLP	19.0%
WMAP, L.L.C.—Atlas Park, The Shops at	50.0%

(1)   The Company's ownership interest in this table reflects its direct or indirect legal ownership interest. Legal ownership may, at times, not equal the Company's economic interest in the listed entities because of various provisions in certain joint venture agreements regarding distributions of cash flow based on capital account balances, allocations of profits and losses and payments of preferred returns. As a result, the Company's actual economic interest (as distinct from its legal ownership interest) in certain of the properties could fluctuate from time to time and may not wholly align with its legal ownership interests. Substantially all of the Company's joint venture agreements contain rights of first refusal, buy-sell provisions, exit rights, default dilution remedies and/or other break up provisions or remedies which are customary in real estate joint venture agreements and which may, positively or negatively, affect the ultimate realization of cash flow and/or capital or liquidation proceeds.

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

The Company has made the following investments, dispositions and financings in unconsolidated joint ventures during the years ended December 31, 2022, 2021 and 2020 and events subsequent to December 31, 2022:

On November 17, 2020, the Company's joint venture in Tysons VITA, the residential tower at Tysons Corner Center, placed a new $95,000 loan on the property that bears interest at an effective rate of 3.43% and matures on December 1, 2030. Initial loan funding for the Company's joint venture was $90,000 with future advance potential of up to $5,000. The Company used its share of the initial proceeds of $45,000 for general corporate purposes.

On December 10, 2020, the Company made a loan (the "Partnership Loan") to the Company's previously unconsolidated joint venture in Fashion District Philadelphia to fund the entirety of a $100,000 repayment to reduce the mortgage loan on Fashion District Philadelphia from $301,000 to $201,000. This mortgage loan matures on January 22, 2024, and bears interest at the Secured Overnight Financing Rate ("SOFR") plus 3.6% (See Note 10–Mortgage Notes Payable). The partnership agreement for the joint venture was amended in connection with the Partnership Loan, and pursuant to the amended agreement, the Partnership Loan plus 15% accrued interest must be repaid prior to the resumption of 50/50 cash distributions to the Company and its joint venture partner. As a result of the substantive participation rights of the Company's joint venture partner being terminated in the amended agreement, the Company determined that the joint venture is a VIE and the Company is the primary beneficiary. Effective December 10, 2020, the Company has consolidated the results of the joint venture into the consolidated financial statements of the Company (See Note 15–Consolidated Joint Venture and Acquisitions).

On December 29, 2020, the Company's joint venture in FlatIron Crossing closed on a one-year maturity date extension for the existing loan to January 5, 2022. The interest rate increased from 3.85% to 4.10%, and the Company's joint venture repaid $15,000, $7,650 at the Company's pro rata share, of the outstanding loan balance at closing.

On December 31, 2020, the Company and its joint venture partner in MS Portfolio LLC entered into a distribution agreement. The joint venture owned nine properties, including the former Sears parcels at the South Plains Mall and the Arrowhead Towne Center. The joint venture distributed the former Sears parcel at South Plains Mall to the Company and the former Sears parcel at Arrowhead Towne Center to the joint venture partner. The joint venture partners agreed that the distributed properties were of equal value. The Company now owns 100% of the former Sears parcel at South Plains Mall. Effective December 31, 2020, the Company consolidates its 100% interest in the Sears parcel at South Plains Mall in its consolidated financial statements (See Note 15 – Consolidated Joint Venture and Acquisitions).

On March 29, 2021, concurrent with the sale of Paradise Valley Mall (see Note 16 – Dispositions), the Company elected to reinvest into the newly formed joint venture at a 5% ownership interest for $3,819 in cash that is accounted for under the equity method of accounting.

On October 26, 2021, the Company's joint venture in The Shops at Atlas Park replaced the existing loan on the property with a new $65,000 loan that bears interest at a floating rate of LIBOR plus 4.15%

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

and matures on November 9, 2026, including extension options. The loan is covered by an interest rate cap agreement that effectively prevents LIBOR from exceeding 3.0% through November 7, 2023.

On December 31, 2021, the Company assigned its joint venture interest in The Shops at North Bridge in Chicago, Illinois to its partner in the joint venture. The assignment included the assumption by the joint venture partner of the Company's share of the debt owed by the joint venture and no cash consideration was received by the Company. The Company recognized a loss of approximately $28,276 in connection with the assignment.

On December 31, 2021, the Company sold its joint venture interest in the undeveloped property at 443 North Wabash Avenue in Chicago, Illinois to its partner in the joint venture for $21,000. The Company recognized an immaterial gain in connection with the sale.

On February 2, 2022, the Company's joint venture in FlatIron Crossing replaced the existing $197,011 loan on the property with a new $175,000 loan that bears interest at SOFR plus 3.70% and matures on February 9, 2025, including extension options. The loan is covered by an interest rate cap agreement that effectively prevents SOFR from exceeding 4.0% through February 15, 2024.

On August 2, 2022, the Company acquired the remaining 50% ownership interest in two former Sears parcels (Deptford Mall and Vintage Faire Mall) in MS Portfolio LLC, the Company's joint venture with Seritage Growth Properties, for a total purchase price of approximately $24,544. As a result of this transaction and the shortening of holding periods on certain other assets in the joint venture, an impairment loss was recorded for the twelve months ending December 31, 2022. The Company's share of the impairment loss was $27,054. Effective as of August 2, 2022, the Company now owns and has consolidated its 100% interest in these two former Sears parcels in its consolidated financial statements (See Note 15—Consolidated Joint Venture and Acquisitions).

On November 14, 2022, the Company's joint venture in Washington Square closed on a four-year maturity date extension for the existing loan to November 1, 2026, including extension options. The Company's joint venture repaid $15,000 ($9,000 at the Company's pro rata share) of the outstanding loan balance. The loan bears interest at SOFR plus 4.0% and is covered by an interest rate cap agreement that effectively prevents SOFR from exceeding 4.0%.

Combined and condensed balance sheets and statements of operations are presented below for all unconsolidated joint ventures.

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

Combined and Condensed Balance Sheets of Unconsolidated Joint Ventures as of December 31:

	2022	2021
Assets(1):		
Property, net	$8,156,632	$8,289,412
Other assets	664,036	750,629
Total assets	$8,820,668	$9,040,041
Liabilities and partners' capital(1):		
Mortgage and other notes payable	$5,491,250	$5,686,500
Other liabilities	451,511	325,115
Company's capital	1,528,348	1,638,112
Outside partners' capital	1,349,559	1,390,314
Total liabilities and partners' capital	$8,820,668	$9,040,041
Investment in unconsolidated joint ventures:		
Company's capital	$1,528,348	$1,638,112
Basis adjustment(2)	(425,153)	(448,149)
	$1,103,195	$1,189,963
Assets—Investments in unconsolidated joint ventures	1,224,288	$1,317,571
Liabilities—Distributions in excess of investments in unconsolidated joint ventures	(121,093)	(127,608)
	$1,103,195	$1,189,963

(1) These amounts include the assets of $2,690,651 and $2,789,568 of Pacific Premier Retail LLC (the "PPR Portfolio") as of December 31, 2022 and 2021, respectively, and liabilities of $1,611,661 and $1,661,110 of the PPR Portfolio as of December 31, 2022 and 2021, respectively.

(2) The Company amortizes the difference between the cost of its investments in unconsolidated joint ventures and the book value of the underlying equity into income on a straight-line basis consistent with the lives of the underlying assets. The amortization of this difference was $9,371, $10,276 and $13,168 for the years ended December 31, 2022, 2021 and 2020, respectively.

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

Combined and Condensed Statements of Operations of Unconsolidated Joint Ventures:

	PPR Portfolio	Other Joint Ventures	Total
Year Ended December 31, 2022			
Revenues:			
Leasing revenue	$183,620	$668,523	$852,143
Other	739	19,967	20,706
Total revenues	184,359	688,490	872,849
Expenses:			
Shopping center and operating expenses	41,904	232,213	274,117
Leasing expense	1,684	4,880	6,564
Interest expense	65,957	148,443	214,400
Depreciation and amortization	95,990	258,008	353,998
Total operating expenses	205,535	643,544	849,079
Loss on sale of assets	—	(28,968)	(28,968)
Net (loss) income	$(21,176)	$ 15,978	$ (5,198)
Company's equity in net loss	$ (3,501)	$ (1,755)	$ (5,256)
Year Ended December 31, 2021			
Revenues:			
Leasing revenue	168,842	631,139	799,981
Other	62	57,083	57,145
Total revenues	168,904	688,222	857,126
Expenses:			
Shopping center and operating expenses	40,298	246,692	286,990
Leasing expense	1,286	4,392	5,678
Interest expense	63,072	147,545	210,617
Depreciation and amortization	97,494	253,561	351,055
Total operating expenses	202,150	652,190	854,340
Loss on sale of assets	—	(9,178)	(9,178)
Net (loss) income	$(33,246)	$ 26,854	$ (6,392)
Company's equity in net (loss) income	$(10,866)	$ 26,555	$ 15,689

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

	PPR Portfolio	Other Joint Ventures	Total
Year Ended December 31, 2020			
Revenues:			
Leasing revenue	$171,505	$633,357	$804,862
Other	614	18,439	19,053
Total revenues	172,119	651,796	823,915
Expenses:			
Shopping center and operating expenses	37,018	240,139	277,157
Leasing expense	1,325	4,173	5,498
Interest expense	64,460	151,857	216,317
Depreciation and amortization	102,788	285,948	388,736
Total operating expenses	205,591	682,117	887,708
(Loss) gain on sale of assets	(120)	157	37
Net loss	$(33,592)	$(30,164)	$(63,756)
Company's equity in net loss	$(10,371)	$(16,667)	$(27,038)

Significant accounting policies used by the unconsolidated joint ventures are similar to those used by the Company.

5. Derivative Instruments and Hedging Activities:

The Company uses interest rate cap agreements to manage the interest rate risk on certain floating rate debt. The Company recorded other comprehensive income related to the marking-to-market of derivative instruments of $656, $8,184 and $843 during the years ended December 31, 2022, 2021 and 2020, respectively. $632 of the $656 in other comprehensive income at December 31, 2022 is the Company's pro rata share of hedged derivative instruments from certain unconsolidated joint ventures. The fair value of the Company's hedged derivatives was $0 and $6 at December 31, 2022 and 2021, respectively.

The following derivatives were outstanding at December 31, 2022 and December 31, 2021:

						Fair Value	
Property	**Designation**	**Notional Amount**	**Product**	**LIBOR Rate**	**Maturity**	**December 31, 2022**	**December 31, 2021**
Santa Monica Place	Hedged	$ 300,000	Cap	4.00%	12/9/2022	$ —	$ 6
Santa Monica Place	Non-Hedged	$ 300,000	Cap	4.00%	12/9/2023	$ 2,576	$—
The Macerich Partnership, L.P.	Non-Hedged	$(300,000)	Sold Cap	4.00%	12/9/2023	$(2,567)	$—

The above derivatives were valued with an aggregate fair value (Level 2 measurement) and were included in other assets (other accrued liabilities). The fair value of the Company's interest rate derivatives were determined using discounted cash flow analysis on the expected cash flows of the derivatives. This

(Dollars in thousands, except per share amounts)

5. Derivative Instruments and Hedging Activities: (Continued)

analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements.

Although the Company has determined that the majority of the inputs used to value its derivatives falls within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. The Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its interest rate caps. As a result, the Company determined that its interest rate cap valuations in its entirety is classified in Level 2 of the fair value hierarchy.

6. Property, net:

Property, net at December 31, 2022 and 2021 consists of the following:

	2022	2021
Land	$ 1,425,211	$ 1,441,858
Buildings and improvements	6,378,736	6,306,764
Tenant improvements	711,007	685,242
Equipment and furnishings(1)	186,767	191,266
Construction in progress	218,859	222,420
	8,920,580	8,847,550
Less accumulated depreciation(1)	(2,792,790)	(2,563,344)
	$ 6,127,790	$ 6,284,206

(1) Equipment and furnishings and accumulated depreciation include the cost and accumulated amortization of ROU assets in connection with finance leases at December 31, 2022 and 2021 (See Note 8—Leases).

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $271,494, $282,158 and $287,925, respectively.

The gain (loss) on sale or write down of assets, net for the years ended December 31, 2022, 2021 and 2020 consist of the following:

	2022	2021	2020
Property sales(1)	$ 386	$113,657	$ —
Write-down of assets(2)	(15,045)	(67,344)	(76,705)
Land sales	22,357	29,427	8,593
	$ 7,698	$ 75,740	$(68,112)

(Dollars in thousands, except per share amounts)

6. Property, net: (Continued)

(1) Includes gains related to the sale of La Encantada and Paradise Valley Mall (See Note 16-Dispositions).

(2) Includes impairment loss of $5,471 relating to the Company's investment in MS Portfolio LLC (See Note 4—Investments in Unconsolidated Joint Ventures) and impairment loss of $5,140 on Towne Mall during the year ended December 31, 2022. Includes a loss of $28,276 in 2021 in connection with the assignment of the Company's partnership interest in The Shops at North Bridge (See Note 4—Investments in Unconsolidated Joint Ventures) and impairment loss of $27,281 on Estrella Falls during the year ended December 31, 2021 and impairment losses of $30,063 on Wilton Mall and $6,640 on Paradise Valley Mall during the year ended December 31, 2020. The impairment losses were due to the reduction of the estimated holding periods of the properties. The remaining amounts for the years ended December 31, 2022, 2021 and 2020 mainly pertain to the write off of development costs.

The following table summarizes certain of the Company's assets that were measured on a nonrecurring basis as a result of impairment charges recorded for the years ended December 31, 2022, 2021 and 2020 as described above:

Years ended December 31,	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2022	$ 18,250	$—	$ —	$18,250
2021	$ 4,720	$—	$ 4,720	$ —
2020	$151,875	$—	$151,875	$ —

The fair value relating to the 2020 and 2021 impairments were based on sales contracts and are classified within Level 2 of the fair value hierarchy. The fair value (Level 3 measurement) related to the 2022 impairment was based upon an income approach, using an estimated terminal capitalization rate, discount rate, and in-place contractual rent and other income. The fair value is sensitive to these significant unobservable inputs.

7. Tenant and Other Receivables, net:

Included in tenant and other receivables, net is an allowance for doubtful accounts of $10,741 and $14,917 at December 31, 2022 and 2021, respectively. Also included in tenant and other receivables, net are accrued percentage rents of $18,010 and $19,907 at December 31, 2022 and 2021, respectively, and a deferred rent receivable due to straight-line rent adjustments of $110,155 and $110,969 at December 31, 2022 and 2021, respectively.

8. Leases:

Lessor Leases:

The Company leases its Centers under agreements that are classified as operating leases. These leases generally include minimum rents, percentage rents and recoveries of real estate taxes, insurance and other

(Dollars in thousands, except per share amounts)

8. Leases: (Continued)

shopping center operating expenses. Minimum rental revenues are recognized on a straight-line basis over the terms of the related leases. Percentage rents are recognized and accrued when tenants' specified sales targets have been met. Estimated recoveries from certain tenants for their pro rata share of real estate taxes, insurance and other shopping center operating expenses are recognized as revenues in the period the applicable expenses are incurred. Other tenants pay a fixed rate and these tenant recoveries are recognized as revenues on a straight-line basis over the term of the related leases. For leasing revenues in which collectability of substantially all of the rents is not considered probable, lease income is recognized on a cash basis and all previously recognized tenant accounts receivables, including straight-line rent, are fully reserved in the period in which the lease income is determined not to be probable of collection.

The following table summarizes the components of leasing revenue for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Leasing revenue —fixed payments	$551,459	$529,227	$592,858
Leasing revenue —variable payments	248,433	251,930	191,715
Recovery of (provision for) doubtful accounts	656	6,390	(44,250)
	$800,548	$787,547	$740,323

The following table summarizes the future rental payments to the Company:

2023	$ 416,775
2024	352,926
2025	282,439
2026	228,421
2027	172,400
Thereafter	537,759
	$1,990,720

Lessee Leases:

The Company has certain properties that are subject to non-cancelable operating leases. The leases expire at various times through 2098, subject in some cases to options to extend the terms of the lease. Certain leases provide for contingent rent payments based on a percentage of base rental income, as defined in the lease. In addition, the Company has five finance leases that expire at various times through 2024.

(Dollars in thousands, except per share amounts)

8. Leases: (Continued)

The following table summarizes the lease costs for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Operating lease costs	$15,133	$14,611	$15,332
Finance lease costs:			
Amortization of ROU assets	1,930	1,917	1,905
Interest on lease liabilities	499	574	546
	$17,562	$17,102	$17,783

The following table summarizes the future rental payments required under the leases as of December 31, 2022:

Year ending	Operating Leases	Finance Leases
2023	$ 12,255	$ 2,450
2024	11,563	9,478
2025	11,746	1,400
2026	11,864	—
2027	12,035	—
Thereafter	109,158	—
Total undiscounted rental payments	168,621	13,328
Less imputed interest	(86,315)	(723)
Total lease liabilities	$ 82,306	$12,605

The Company's weighted average remaining lease term of its operating and finance leases at December 31, 2022 was 32.3 years and 1.7 years, respectively. The Company's weighted average incremental borrowing rate of its operating and finance leases at December 31, 2022 was 7.4% and 3.7%, respectively.

(Dollars in thousands, except per share amounts)

9. Deferred Charges and Other Assets, net:

Deferred charges and other assets, net at December 31, 2022 and 2021 consist of the following:

	2022	2021
Leasing	$ 113,400	$ 134,887
Intangible assets:		
In-place lease values(1)	63,961	62,826
Leasing commissions and legal costs(1)	17,299	16,710
Above-market leases	71,304	72,289
Deferred tax assets	23,114	23,406
Deferred compensation plan assets	54,353	68,807
Other assets	66,188	46,319
	409,619	425,244
Less accumulated amortization(2)	(162,195)	(170,336)
	$247,424	$254,908

(1) The amortization of these intangible assets for the next five years and thereafter is as follows:

Year Ending December 31,	
2023	$ 6,781
2024	5,003
2025	4,270
2026	4,151
2027	3,629
Thereafter	13,064
	$36,898

(2) Accumulated amortization includes $44,362 and $43,978 relating to in-place lease values, leasing commissions and legal costs at December 31, 2022 and 2021, respectively. Amortization expense for in-place lease values, leasing commissions and legal costs was $6,734, $11,233 and $9,412 for the years ended December 31, 2022, 2021 and 2020, respectively.

The allocated values of above-market leases and below-market leases consist of the following:

	2022	2021
Above-Market Leases		
Original allocated value	$ 71,304	$ 72,289
Less accumulated amortization	(35,156)	(32,484)
	$36,148	$39,805
Below-Market Leases(1)		
Original allocated value	$ 97,026	$ 99,332
Less accumulated amortization	(40,797)	(37,122)
	$56,229	$62,210

(1) Below-market leases are included in other accrued liabilities.

(Dollars in thousands, except per share amounts)

9. Deferred Charges and Other Assets, net: (Continued)

The allocated values of above and below-market leases will be amortized into minimum rents on a straight-line basis over the individual remaining lease terms. The amortization of these values for the next five years and thereafter is as follows:

Year Ending December 31,	Above Market	Below Market
2023	$ 6,054	$ 7,863
2024	5,543	7,746
2025	4,155	6,183
2026	3,963	4,856
2027	3,254	4,542
Thereafter	13,179	25,039
	$36,148	$56,229

10. Mortgage Notes Payable:

Mortgage notes payable at December 31, 2022 and 2021 consist of the following:

Property Pledged as Collateral	Carrying Amounts of Mortgage Notes(1) 2022	Carrying Amounts of Mortgage Notes(1) 2021	Effective Interest Rate(2)	Monthly Debt Service(3)	Maturity Date(4)
Chandler Fashion Center(5)	$255,736	$255,548	4.18%	$ 875	2024
Danbury Fair Mall(6)	148,207	168,037	6.05%	1,538	2023
Fashion District Philadelphia(7)	104,427	194,602	7.62%	663	2024
Fashion Outlets of Chicago	299,354	299,274	4.61%	1,145	2031
Fashion Outlets of Niagara Falls USA	90,514	95,329	6.45%	727	2023
Freehold Raceway Mall(5)	398,878	398,711	3.94%	1,300	2029
Fresno Fashion Fair	324,255	324,056	3.67%	971	2026
Green Acres Commons(8)	125,256	124,875	7.14%	717	2023
Green Acres Mall(9)	237,372	246,061	3.94%	1,447	2023
Kings Plaza Shopping Center	536,442	535,928	3.71%	1,629	2030
Oaks, The(10)	165,934	176,721	5.49%	1,138	2024
Pacific View(11)	70,855	111,481	5.45%	328	2032
Queens Center	600,000	600,000	3.49%	1,744	2025
Santa Monica Place(12)	296,521	299,314	6.19%	1,448	2025
SanTan Village Regional Center	219,414	219,323	4.34%	788	2029
Towne Mall(13)	18,886	19,320	4.48%	69	2022
Victor Valley, Mall of	114,908	114,850	4.00%	380	2024
Vintage Faire Mall	233,637	240,124	3.55%	1,256	2026
	$4,240,596	$4,423,554			

(Dollars in thousands, except per share amounts)

10. Mortgage Notes Payable: (Continued)

---

(1) The mortgage notes payable balances also include unamortized deferred finance costs that are amortized into interest expense over the remaining term of the related debt in a manner that approximates the effective interest method. Unamortized deferred finance costs were $13,830 and $11,946 at December 31, 2022 and 2021, respectively.

(2) The interest rate disclosed represents the effective interest rate, including the impact of debt premium and deferred finance costs.

(3) The monthly debt service represents the payment of principal and interest.

(4) The maturity date assumes that all extension options are fully exercised and that the Company does not opt to refinance the debt prior to these dates. These extension options are at the Company's discretion, subject to certain conditions, which the Company believes will be met.

(5) A 49.9% interest in the loan has been assumed by a third party in connection with the Company's joint venture in Chandler Freehold (See Note 12—Financing Arrangement).

(6) On September 15, 2020, the Company closed on a loan extension agreement for Danbury Fair Mall. Under the extension agreement, the original loan maturity date of October 1, 2020 was extended to April 1, 2021 and subsequently to October 1, 2021. The loan amount and interest rate remained unchanged following these extensions. On September 15, 2021, the Company further extended the loan maturity to July 1, 2022. The interest rate remained unchanged, and the Company repaid $10,000 of the outstanding loan balance at closing. On July 1, 2022, the Company further extended the loan maturity to July 1, 2023. The interest rate remained unchanged at 5.5%, and the Company repaid $10,000 of the outstanding loan balance at closing.

(7) On August 26, 2022 and November 28, 2022, the Company repaid $83,058 and $7,117, respectively, of the outstanding loan balance to satisfy certain loan conditions. On January 20, 2023, the Company repaid $26,107 of the outstanding loan balance and exercised its one-year extension option of the loan to January 22, 2024. The interest rate is SOFR plus 3.60%.

(8) On March 25, 2021, the Company closed on a two-year extension of the loan to March 29, 2023. The interest rate is LIBOR plus 2.75% and the Company repaid $4,680 of the outstanding loan balance at closing. On January 3, 2023, the Company closed on a five-year $370,000 combined refinance of Green Acres Mall and Green Acres Commons. The new interest only loan bears a fixed interest rate of 5.90% and matures on January 6, 2028.

(9) On January 22, 2021, the Company closed on a one-year extension of the loan to February 3, 2022, which also included a one-year extension option to February 3, 2023, which has been exercised. The interest rate remained unchanged, and the Company repaid $9,000 of the outstanding loan balance at closing. On January 3, 2023, the Company closed on a five-year $370,000 combined refinance of Green Acres Mall and Green Acres Commons. The new interest only loan bears a fixed interest rate of 5.90% and matures on January 6, 2028.

(10) On May 6, 2022, the Company closed on a two-year extension of the loan to June 5, 2024 at a new fixed interest rate of 5.25%. The Company repaid $5,000 of the outstanding loan balance at closing.

(Dollars in thousands, except per share amounts)

10. Mortgage Notes Payable: (Continued)

(11) On April 29, 2022, the Company closed on a new $72,000 loan with a fixed rate of 5.29% that matures on May 6, 2032.

(12) On December 9, 2022, the Company closed on a three-year extension of the loan to December 9, 2025, including extension options. The interest rate remained unchanged at LIBOR plus 1.48%, to be converted to SOFR plus 1.59%. The loan is covered by an interest rate cap agreement that effectively prevents LIBOR from exceeding 4.0% during the period ending December 9, 2023.

(13) The Company did not repay the loan on its maturity date, and has begun the process of transferring control of this asset to a loan receiver.

Most of the mortgage loan agreements contain a prepayment penalty provision for the early extinguishment of the debt.

As of December 31, 2022, all of the Company's mortgage notes payable are secured by the properties on which they are placed and are non-recourse to the Company.

The Company expects all loan maturities during the next twelve months will be refinanced, restructured, extended and/or paid off from the Company's line of credit or with cash on hand, with the exception of Towne Mall as noted above.

Total interest expense capitalized during the years ended December 31, 2022, 2021 and 2020 was $10,471, $9,504 and $5,247, respectively.

The estimated fair value (Level 2 measurement) of mortgage notes payable at December 31, 2022 and 2021 was $3,894,588 and $4,261,429, respectively, based on current interest rates for comparable loans. Fair value was determined using a present value model and an interest rate that included a credit value adjustment based on the estimated value of the property that serves as collateral for the underlying debt.

The future maturities of mortgage notes payable are as follows:

Year Ending December 31,	
2023	$ 676,512
2024	601,311
2025	908,383
2026	538,780
2027	1,682
Thereafter	1,527,758
	4,254,426
Deferred finance cost, net	(13,830)
	$4,240,596

The future maturities reflected above reflect the extension options that the Company believes will be exercised.

(Dollars in thousands, except per share amounts)

11. Bank and Other Notes Payable:

Bank and other notes payable at December 31, 2022 and 2021 consist of the following:

Line of Credit:

On April 14, 2021, the Company terminated its existing credit facility and entered into a new credit agreement, which provides for an aggregate $700,000 credit facility, including a $525,000 revolving loan facility that matures on April 14, 2023, with a one-year extension option, and a $175,000 term loan facility that matures on April 14, 2024. The revolving loan facility can be expanded up to $800,000, subject to receipt of lender commitments and other conditions. Concurrently with entering into the new credit agreement, the Company drew the $175,000 term loan facility in its entirety and drew $320,000 of the amount available under the revolving loan facility. Simultaneously with entering into the new credit agreement, the Company repaid $985,000 of debt, which included terminating and repaying all amounts outstanding under its prior revolving line of credit facility. All obligations under the credit facility are guaranteed unconditionally by the Company and are secured in the form of mortgages on certain wholly-owned assets and pledges of equity interests held by certain of the Company's subsidiaries. The credit facility bears interest at LIBOR plus a spread of 2.25% to 3.25% depending on the Company's overall leverage level. As of December 31, 2022 and 2021, the borrowing rate was LIBOR plus 2.25%. As of December 31, 2022 and 2021, borrowings under the revolving loan facility were $171,000 and $119,000, respectively, less unamortized deferred finance costs of $7,883 and $14,189, respectively, at a total interest rate of 8.08% and 3.86%, respectively. As of December 31, 2022, the Company's availability under the revolving loan facility for additional borrowings was $353,787. On September 20, 2021, the Company paid off the remaining balance outstanding on the term loan facility with proceeds from the sale of Tucson La Encantada (See Note 16—Dispositions). The estimated fair value (Level 2 measurement) of borrowings under the credit facility at December 31, 2022 was $170,898 for the revolving loan facility based on a present value model using a credit interest rate spread offered to the Company for comparable debt.

As of December 31, 2022 and 2021, the Company was in compliance with all applicable financial loan covenants.

12. Financing Arrangement:

On September 30, 2009, the Company formed a joint venture, whereby a third party acquired a 49.9% interest in Chandler Fashion Center, a 1,320,000 square foot regional town center in Chandler, Arizona, and Freehold Raceway Mall, a 1,549,000 square foot regional town center in Freehold, New Jersey, referred to herein as Chandler Freehold. As a result of the Company having certain rights under the agreement to repurchase the assets of Chandler Freehold, the transaction did not qualify for sale treatment. The Company, however, is not obligated to repurchase the assets. The Company accounts for its investment in Chandler Freehold as a financing arrangement.

The Company recognizes interest expense on (i) the changes in fair value of the financing arrangement obligation, (ii) any payments to the joint venture partner equal to their pro rata share of net income (loss) and (iii) any payments to the joint venture partner less than or in excess of their pro rata share of net income.

(Dollars in thousands, except per share amounts)

12. Financing Arrangement: (Continued)

During the years ended December 31, 2022, 2021 and 2020 the Company incurred interest expense (income) in connection with the financing arrangement as follows:

	2022	2021	2020
Distributions of the partner's share of net income (loss)	$ 1,833	$ (2,763)	$ 1,144
Distributions in excess of the partner's share of net income	8,669	14,435	3,097
Adjustment to fair value of financing arrangement obligation	24,233	(15,390)	(139,522)
	$34,735	$ (3,718)	$ (135,281)

The fair value (Level 3 measurement) of the financing arrangement obligation at December 31, 2022 and 2021 was based upon a terminal capitalization rate of approximately 6.3% and 5.8%, respectively, a discount rate of approximately 7.8% and 7.3%, respectively, and market rents per square foot ranging from $35 to $105. The fair value of the financing arrangement obligation is sensitive to these significant unobservable inputs and a change in these inputs may result in a significantly higher or lower fair value measurement. Distributions to the partner, excluding distributions of excess loan proceeds, and changes in fair value of the financing arrangement obligation are recognized as interest expense (income) in the Company's consolidated statements of operations.

13. Noncontrolling Interests:

The Company allocates net income of the Operating Partnership based on the weighted-average ownership interest during the period. The net income of the Operating Partnership that is not attributable to the Company is reflected in the consolidated statements of operations as noncontrolling interests. The Company adjusts the noncontrolling interests in the Operating Partnership periodically to reflect its ownership interest in the Company. The Company had a 96% ownership interest in the Operating Partnership as of December 31, 2022 and 2021. The remaining 4% limited partnership interest as of December 31, 2022 and 2021 was owned by certain of the Company's executive officers and directors, certain of their affiliates, and other third party investors in the form of OP Units. The OP Units may be redeemed for shares of registered or unregistered stock or cash, at the Company's option. The redemption value for each OP Unit as of any balance sheet date is the amount equal to the average of the closing price per share of the Company's common stock, par value $0.01 per share, as reported on the New York Stock Exchange for the ten trading days ending on the respective balance sheet date. Accordingly, as of December 31, 2022 and 2021, the aggregate redemption value of the then-outstanding OP Units not owned by the Company was $103,023 and $147,259, respectively.

The Company issued common and cumulative preferred units of MACWH, LP in April 2005 in connection with the acquisition of the Wilmorite portfolio. The common and preferred units of MACWH, LP are redeemable at the election of the holder, the Company may redeem them for cash or shares of the Company's stock at the Company's option, and they are classified as permanent equity.

Included in permanent equity are outside ownership interests in various consolidated joint ventures. The joint ventures do not have rights that require the Company to redeem the ownership interests in either cash or stock.

(Dollars in thousands, except per share amounts)

14. Stockholders' Equity:

Stock Dividend:

On June 3, 2020, the Company issued 7,759,280 common shares to its common stockholders in connection with the quarterly dividend of $0.50 per share of common stock declared on March 16, 2020. The dividend consisted of a combination of cash and shares of the Company's common stock. The cash component of the dividend (not including cash paid in lieu of fractional shares) was 20% in the aggregate, or $0.10 per share, with the balance paid in shares of the Company's common stock.

In accordance with the provisions of Internal Revenue Service Revenue Procedure 2017-45, stockholders were asked to make an election to receive the dividend all in cash or all in shares. To the extent that more than 20% of cash was elected in the aggregate, the cash portion was prorated. Stockholders who elected to receive the dividend in cash received a cash payment of at least $0.10 per share. Stockholders who did not make an election received 20% in cash and 80% in shares of common stock. The number of shares issued as a result of the dividend was calculated based on the volume weighted average trading price of the Company's common stock on the New York Stock Exchange on May 20, May 21 and May 22, 2020 of $7.2956.

The Company accounted for the stock portion of its distribution as a stock issuance as opposed to a stock dividend. Accordingly, the impact of the shares issued is reflected in the Company's earnings per share calculation on a prospective basis. The issuance of the stock dividend resulted in a reduction of $0.05 on both basic and diluted earnings per share for the year ended December 31, 2020.

Stock Offerings:

In connection with the commencement of separate "at the market" offering programs, on each of February 1, 2021 and March 26, 2021, which are referred to as the "February 2021 ATM Program" and the "March 2021 ATM Program," respectively, and collectively as the "ATM Programs," the Company entered into separate equity distribution agreements with certain sales agents pursuant to which the Company may issue and sell shares of its common stock having an aggregate offering price of up to $500,000 under each of the February 2021 ATM Program and the March 2021 ATM Program, or a total of $1,000,000 under the ATM Programs.

During the twelve months ended December 31, 2021, the Company issued 62,049,131 shares of common stock under the ATM Programs for aggregate gross proceeds of $848,301 and net proceeds of $830,241 after commissions and other transaction costs. The proceeds from the sales under the ATM Programs were used to pay down the Company's line of credit (See Note 11 – Bank and Other Notes Payable). As of December 31, 2022, $151,699 remained available to be sold under the March 2021 ATM Program. The February 2021 ATM Program was fully utilized as of June 30, 2021 and is no longer active. Actual future sales will depend upon a variety of factors including, but not limited to, market conditions, the trading price of the Company's common stock and the Company's capital needs. The Company has no obligation to sell the remaining shares available for sale under the ATM Programs.

Stock Buyback Program:

On February 12, 2017, the Company's Board of Directors authorized the repurchase of up to $500,000 of its outstanding common shares as market conditions and the Company's liquidity warrant. Repurchases

(Dollars in thousands, except per share amounts)

14. Stockholders' Equity: (Continued)

may be made through open market purchases, privately negotiated transactions, structured or derivative transactions, including accelerated share repurchase transactions, or other methods of acquiring shares, from time to time as permitted by securities laws and other legal requirements. The program is referred to herein as the "Stock Buyback Program".

There were no repurchases under the Stock Buyback Program during the years ended December 31, 2022, 2021 and 2020.

15. Consolidated Joint Venture and Acquisitions:

Fashion District Philadelphia:

Effective December 10, 2020, the Company made the Partnership Loan to the Company's previously unconsolidated joint venture in Fashion District Philadelphia, pursuant to the joint venture's amended and restated partnership agreement, to fund a $100,000 repayment to reduce the mortgage notes payable on Fashion District Philadelphia from $301,000 to $201,000. The Partnership Loan plus 15% accrued interest must be repaid prior to the resumption of 50/50 cash distributions to the Company and its joint venture partner. Prior to the restructuring, the Company had accounted for its investment in Fashion District Philadelphia under the equity method of accounting due to substantive participation rights held by the Company's joint venture partner. Pursuant to the amended and restated partnership agreement, the substantive participation rights of the Company's joint venture partner were terminated and as a result, the joint venture is treated as a VIE. The Company became the primary beneficiary of the VIE and commenced consolidating Fashion District Philadelphia in its consolidated financial statements effective December 10, 2020. Prior to December 10, 2020, the Company's share of the joint venture's net (loss) income was included in its consolidated statements of operations in equity in (loss) income of unconsolidated joint ventures.

The consolidation of the joint venture required the Company to recognize the joint venture's identifiable assets and liabilities at fair value in the Company's consolidated financial statements, along with the fair value of the non-controlling interest. The fair value of the joint venture's assets and liabilities upon initial consolidation were measured using estimates of expected future cash flows and other valuation techniques. The fair value of the joint venture property was determined by using income and market or sales comparison valuation approaches which included, but are not limited to estimates of rental rates, comparable sales, revenue and expense growth rates, capitalization rates and discount rates. The allocation of fair value to assets was estimated by the market or sales comparison, cost and income approaches. Assumed debt was recorded at fair value based upon the present value of the expected future payments and current interest rates. Other acquired assets, including cash, and assumed liabilities were recorded at cost due to the short-term nature of the balances.

(Dollars in thousands, except per share amounts)

15. Consolidated Joint Venture and Acquisitions: (Continued)

The following is a summary of the allocation of the fair value of Fashion District Philadelphia upon its consolidation on December 10, 2020:

Property	$331,514
Deferred charges	25,272
Cash and cash equivalents	4,492
Restricted cash	1,319
Tenant receivables	8,476
Other assets	30,582
Total assets acquired	401,655
Mortgage note payable	201,000
Partnership loan(1)	100,000
Accounts payable	6,673
Due to affiliates	3
Other accrued liabilities	55,717
Total liabilities assumed	363,393
Fair value of acquired net assets (at 100% ownership)	$ 38,262

(1) The Partnership Loan is eliminated in the Company's consolidated financial statements.

The Company recognized a remeasurement loss to adjust the carrying value of its existing investment in the joint venture to its estimated fair value in the Company's consolidated financial statements. The remeasurement loss was determined by taking the difference between the fair value of assets less its liabilities and the sum of the carrying value of the Company's existing investment in the joint venture and the fair value of the noncontrolling interest.

The Company recognized the following remeasurement loss on the Fashion District Philadelphia restructuring:

Fair value of acquired net assets (at 100% ownership)	$ 38,262
Fair value of the noncontrolling interest	(19,131)
Carrying value of existing investment in the joint venture	(182,429)
Loss on remeasurement of asset	$(163,298)

Sears South Plains:

On December 31, 2020, the Company and its joint venture partner in MS Portfolio LLC entered into a distribution agreement. The joint venture owned nine properties, including the former Sears parcels at the South Plains Mall and the Arrowhead Towne Center. The joint venture distributed the former Sears parcel at South Plains Mall to the Company and the former Sears parcel at Arrowhead Towne Center to the joint venture partner. The joint venture partners agreed that the distributed properties were of equal

(Dollars in thousands, except per share amounts)

15. Consolidated Joint Venture and Acquisitions: (Continued)

value. The Company now owns 100% of the former Sears parcel at South Plains Mall. Effective December 31, 2020, the Company consolidates its 100% interest in the Sears parcel at South Plains Mall in its consolidated financial statements.

The following is a summary of the allocation of the fair value of Sears South Plains upon its consolidation on December 31, 2020:

Land	$ 8,170
Building and improvements	11,130
Fair value of acquired net assets (at 100% ownership)	$19,300

Sears Deptford Mall and Vintage Faire Mall:

On August 2, 2022, the Company acquired the remaining 50% ownership interest in two former Sears parcels (Deptford Mall and Vintage Faire Mall) in the MS Portfolio LLC joint venture that it did not previously own for a total purchase price of $24,544. Effective as of August 2, 2022, the Company now owns and has consolidated its 100% interest in these two former Sears parcels in its consolidated financial statements.

The following is a summary of the allocation of the fair value of the former Sears parcels at Deptford Mall and Vintage Faire Mall upon their consolidation on August 2, 2022:

Land	$ 6,966
Building and improvements	32,934
Deferred charges	8,075
Other assets (above-market leases)	2,664
Other accrued liabilities (below-market lease)	(2,541)
Fair value of acquired net assets (at 100% ownership)	$48,098

16. Dispositions:

On March 29, 2021, the Company sold Paradise Valley Mall in Phoenix, Arizona to a newly formed joint venture for $100,000 resulting in a gain on sale of assets and land of $5,563. Concurrent with the sale, the Company elected to reinvest into the new joint venture at a 5% ownership interest (see Note 4 – Investments in Unconsolidated Joint Ventures). The Company used the proceeds from the sale to pay down its line of credit and for other general corporate purposes.

On September 17, 2021, the Company sold Tucson La Encantada in Tucson, Arizona for $165,250, resulting in a gain on sale of assets of approximately $117,242. The Company used the net cash proceeds of $100,142 to pay down debt.

For the twelve months ended December 31, 2022, 2021 and 2020, the Company sold various land parcels in separate transactions, resulting in gains on sale of land of $22,357, $29,427 and $8,593, respectively. The Company used its share of the proceeds from these sales to pay down debt and for other general corporate purposes.

(Dollars in thousands, except per share amounts)

17. Commitments and Contingencies:

As of December 31, 2022, the Company was contingently liable for $40,931 in letters of credit guaranteeing performance by the Company of certain obligations relating to the Centers. The Company does not believe that these letters of credit will result in a liability to the Company.

The Company has entered into a number of construction agreements related to its redevelopment and development activities. Obligations under these agreements are contingent upon the completion of the services within the guidelines specified in the relevant agreement. At December 31, 2022, the Company had $3,164 in outstanding obligations, which it believes will be settled in the next twelve months.

18. Related Party Transactions:

Certain unconsolidated joint ventures have engaged the Management Companies to manage the operations of the Centers. Under these arrangements, the Management Companies are reimbursed for compensation paid to on-site employees, leasing agents and project managers at the Centers, as well as insurance costs and other administrative expenses. The following are fees charged to unconsolidated joint ventures for the years ended December 31:

	2022	2021	2020
Management fees	$18,208	$17,872	$15,297
Development and leasing fees	8,028	5,958	6,951
	$26,236	$23,830	$22,248

Interest expense (income) from related party transactions also includes $34,735, $(3,718) and $(135,281) for the years ended December 31, 2022, 2021 and 2020, respectively, in connection with the Financing Arrangement (See Note 12—Financing Arrangement).

Due from (to) affiliates includes $3,299 and $(327) of unreimbursed (prepaid) costs and fees due from (to) unconsolidated joint ventures under management agreements at December 31, 2022 and 2021, respectively.

19. Share and Unit-based Plans:

The Company has established share and unit-based compensation plans for the purpose of attracting and retaining executive officers, directors and key employees.

2003 Equity Incentive Plan:

The 2003 Equity Incentive Plan ("2003 Plan") authorizes the grant of stock awards, stock options, stock appreciation rights, stock units, stock bonuses, performance-based awards, dividend equivalent rights and OP Units or other convertible or exchangeable units. As of December 31, 2022, stock awards, stock units, LTIP Units (as defined below), stock appreciation rights ("SARs") and stock options have been granted under the 2003 Plan. All stock options or other rights to acquire common stock granted under the 2003 Plan have a term of 10 years or less. These awards were generally granted based on the performance of the Company and the employees. None of the awards have performance requirements other than a service condition of continued employment unless otherwise provided. All awards are subject to

(Dollars in thousands, except per share amounts)

19. Share and Unit-based Plans: (Continued)

restrictions determined by the Company's compensation committee. The aggregate number of shares of common stock that may be issued under the 2003 Plan is 20,912,331 shares. As of December 31, 2022, there were 4,150,526 shares available for issuance under the 2003 Plan.

Stock Units:

The stock units represent the right to receive upon vesting one share of the Company's common stock for one stock unit. The value of the stock units was determined by the market price of the Company's common stock on the date of the grant. The following table summarizes the activity of non-vested stock units during the years ended December 31, 2022, 2021 and 2020:

	2022		2021		2020	
	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Balance at beginning of year	266,505	$19.05	309,845	$21.47	199,987	$43.59
Granted	209,146	13.43	169,112	14.61	253,184	14.14
Vested	(180,597)	19.84	(211,465)	19.03	(140,224)	39.53
Forfeited	—	—	(987)	22.12	(3,102)	32.62
Balance at end of year	295,054	$14.58	266,505	$19.05	309,845	$21.47

Long-Term Incentive Plan Units:

Under the Long-Term Incentive Plan ("LTIP"), each award recipient is issued a form of operating partnership units ("LTIP Units") in the Operating Partnership or form of restricted stock units (together with the LTIP Units, the "LTI Units"). Upon the occurrence of specified events and subject to the satisfaction of applicable vesting conditions, LTIP Units (after conversion into OP Units) are ultimately redeemable for common stock of the Company, or cash at the Company's option, on a one-unit for one-share basis. LTI Units receive cash dividends based on the dividend amount paid on the common stock of the Company. The LTIP may include market-indexed awards, performance-based awards and service-based awards.

The market-indexed LTI Units vest over the service period of the award based on the percentile ranking of the Company in terms of total return to stockholders (the "Total Return") per share of common stock relative to the Total Return of a group of peer REITs, as measured at the end of the measurement period. The performance-based LTI Units vest over a specified period based on the Company's operational performance over that period.

The fair value of the service-based LTI Units was determined by the market price of the Company's common stock on the date of the grant. The fair value of the market-indexed LTI Units and performance-based LTI Units are estimated on the date of grant using a Monte Carlo Simulation model. The stock price of the Company, along with the stock prices of the group of peer REITs (for market-indexed awards), is assumed to follow the Multivariate Geometric Brownian Motion Process. Multivariate Geometric

(Dollars in thousands, except per share amounts)

19. Share and Unit-based Plans: (Continued)

Brownian Motion is a common assumption when modeling in financial markets, as it allows the modeled quantity (in this case, the stock price) to vary randomly from its current value and take any value greater than zero. The volatilities of the returns on the share price of the Company and the peer group REITs were estimated based on a look-back period. The expected growth rate of the stock prices over the "derived service period" is determined with consideration of the risk free rate as of the grant date.

The Company has granted the following LTI units during the years ended December 31, 2022, 2021 and 2020:

Grant Date	Units	Type	Fair Value per LTI Unit	Vest Date
1/1/2020	154,158	Service-based	$26.92	12/31/2022
1/1/2020	321,940	Market-indexed	$27.80	12/31/2022
3/1/2020	39,176	Service-based	$20.42	2/28/2023
3/1/2020	37,592	Market-indexed	$21.28	2/28/2023
	552,866			
1/1/2021	576,378	Service-based	$10.67	12/31/2023
1/1/2021	1,005,073	Performance-based	$ 9.85	12/31/2023
	1,581,451			
1/1/2022	376,153	Service-based	$17.28	12/31/2024
1/1/2022	716,545	Performance-based	$15.77	12/31/2024
	1,092,698			

The fair value of the market-indexed LTI Units and performance-based LTI Units (Level 3) were estimated on the date of grant using a Monte Carlo Simulation model that based on the following assumptions:

Grant Date	Risk Free Interest Rate	Expected Volatility
1/1/2020	1.62%	26.08%
3/1/2020	0.85%	28.34%
1/1/2021	0.17%	62.82%
1/1/2022	0.97%	70.83%

(Dollars in thousands, except per share amounts)

19. Share and Unit-based Plans: (Continued)

The following table summarizes the activity of the non-vested LTI Units during the years ended December 31, 2022, 2021 and 2020:

	2022		2021		2020	
	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Balance at beginning of year	1,837,691	$14.14	784,052	$28.11	616,219	$39.04
Granted	1,092,698	16.29	1,581,451	10.15	552,866	26.59
Vested	(386,828)	15.86	(286,373)	17.62	(102,884)	40.19
Forfeited	(328,394)	27.64	(241,439)	29.25	(282,149)	44.28
Balance at end of year	2,215,167	$12.90	1,837,691	$14.14	784,052	$28.11

Stock Options:

The following table summarizes the activity of stock options for the years ended December 31, 2022, 2021 and 2020:

	2022		2021		2020	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance at beginning of year	37,515	$54.34	37,515	$54.34	35,565	$57.32
Granted(1)	—	—	—	—	1,950	—
Forfeited	(11,144)	$53.82	—	—	—	—
Balance at end of year	26,371	$54.56	37,515	$54.34	37,515	$54.34

(1) Pursuant to the terms of the Company's equity plan, the exercise price and number of options were adjusted so that the stock dividend paid on June 3, 2020 had no negative impact on the outstanding stock options (See Note 14–Stockholders' Equity).

Directors' Phantom Stock Plan:

The Directors' Phantom Stock Plan offers non-employee members of the board of directors ("Directors") the opportunity to defer their cash compensation and to receive that compensation in common stock rather than in cash after termination of service or a predetermined period. Compensation generally includes the annual retainers payable by the Company to the Directors. Deferred amounts are generally credited as units of phantom stock at the beginning of each three-year deferral period by dividing the present value of the deferred compensation by the average fair market value of the Company's common stock at the date of award. Compensation expense related to the phantom stock awards was determined by the amortization of the value of the stock units on a straight-line basis over the applicable service period. The stock units (including dividend equivalents) vest as the Directors' services (to which the

(Dollars in thousands, except per share amounts)

19. Share and Unit-based Plans: (Continued)

fees relate) are rendered. Vested phantom stock units are ultimately paid out in common stock on a one-unit for one-share basis. To the extent elected by a Director, stock units receive dividend equivalents in the form of additional stock units based on the dividend amount paid on the common stock. The aggregate number of phantom stock units that may be granted under the Directors' Phantom Stock Plan is 500,000. As of December 31, 2022, there were 31,088 stock units available for grant under the Directors' Phantom Stock Plan.

The following table summarizes the activity of the non-vested phantom stock units for the years ended December 31, 2022, 2021 and 2020:

	2022		2021		2020	
	Stock Units	Weighted Average Grant Date Fair Value	Stock Units	Weighted Average Grant Date Fair Value	Stock Units	Weighted Average Grant Date Fair Value
Balance at beginning of year	—	$ —	4,662	$35.35	7,216	$43.29
Granted	61,420	14.35	17,554	12.09	24,576	17.11
Vested	(27,381)	14.55	(22,216)	16.97	(27,130)	20.94
Balance at end of year	34,039	$14.19	—	$ —	4,662	$35.35

Employee Stock Purchase Plan ("ESPP"):

The ESPP authorizes eligible employees to purchase the Company's common stock through voluntary payroll deductions made during periodic offering periods. Under the ESPP, common stock is purchased at a 15% discount from the lesser of the fair value of common stock at the beginning and end of the offering period. A maximum of 1,291,117 shares of common stock is available for purchase under the ESPP. The number of shares available for future purchase under the plan at December 31, 2022 was 309,639.

Compensation:

The following summarizes the compensation cost under the share and unit-based plans for the years ended December 31, 2022, 2021 and 2019:

	2022	2021	2020
Stock units	$ 3,110	$ 3,173	$ 4,159
LTI units	18,611	14,448	13,339
Phantom stock units	398	377	568
	$22,119	$17,998	$18,066

The Company capitalized share and unit-based compensation costs of $4,481, $3,725 and $4,223 for the years ended December 31, 2022, 2021 and 2020, respectively.

(Dollars in thousands, except per share amounts)

19. Share and Unit-based Plans: (Continued)

The fair value of the stock units that vested during the years ended December 31, 2022, 2021 and 2020 was $2,349, $3,408 and $1,376, respectively. Unrecognized compensation costs of share and unit-based plans at December 31, 2022 consisted of $3,798 from LTI Units and $1,231 from stock units.

20. Employee Benefit Plans:

401(k) Plan:

The Company has a defined contribution retirement plan that covers its eligible employees (the "Plan"). The Plan is a defined contribution retirement plan covering eligible employees of the Macerich Property Management Company, LLC and participating affiliates. This Plan includes The Macerich Company Common Stock Fund as a new investment alternative under the Plan with 650,000 shares of common stock reserved for issuance under the Plan. In accordance with the Plan, the Company makes matching contributions equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant. During the years ended December 31, 2022, 2021 and 2020, these matching contributions made by the Company were $3,206, $3,144 and $3,455, respectively. Contributions and matching contributions to the Plan by the plan sponsor and/or participating affiliates are recognized as an expense of the Company in the period that they are made.

Deferred Compensation Plans:

The Company has established deferred compensation plans under which executives and key employees of the Company may elect to defer receiving a portion of their cash compensation otherwise payable in one calendar year until a later year. The Company may, as determined by the Board of Directors in its sole discretion prior to the beginning of the plan year, credit a participant's account with a matching amount equal to a percentage of the participant's deferral. The Company contributed $429, $325 and $695 to the plans during the years ended December 31, 2022, 2021 and 2020, respectively. Contributions are recognized as compensation in the periods they are made.

21. Income Taxes:

For income tax purposes, distributions paid to common stockholders consist of ordinary income, capital gains, unrecaptured Section 1250 gain and return of capital or a combination thereof. The following table details the components of the distributions, on a per share basis, for the years ended December 31, 2022, 2021 and 2020:

	2022(1)		2021(2)		2020(2)	
Ordinary income	$0.49	79.2%	$0.04	6.0%	$0.08	5.2%
Capital gains	0.06	9.9%	0.15	24.9%	0.02	1.3%
Return of capital	0.07	10.9%	0.41	69.1%	1.45	93.5%
Dividends paid	$0.62	100.0%	$0.60	100.0%	$1.55	100.0%

(1) 54.5% of the 2022 ordinary income is treated as "qualified REIT dividends" for purposes of Section 199A of the Code and 45.5% of the 2022 ordinary income is treated as "qualified dividend income" for purposes of Section 1(h)(11) of the Code.

(Dollars in thousands, except per share amounts)

21. Income Taxes: (Continued)

(2) The 2021 and 2020 ordinary income is treated as "qualified REIT dividends" for purposes of Section 199A of the Code.

The Company has made Taxable REIT Subsidiary elections for all of its corporate subsidiaries other than its Qualified REIT Subsidiaries. The elections, effective for the year beginning January 1, 2001 and future years, were made pursuant to Section 856(l) of the Code.

The income tax provision of the TRSs for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Current	$ —	$ —	$439
Deferred	(705)	(6,948)	8
Income tax (expense) benefit	$(705)	$(6,948)	$447

The income tax provision of the TRSs for the years ended December 31, 2022, 2021 and 2020 are reconciled to the amount computed by applying the Federal Corporate tax rate as follows:

	2022	2021	2020
Book loss (income) for TRSs	$ 2,718	$(23,205)	$6,058
Tax at statutory rate on earnings from continuing operations before income taxes	$ 571	$ (4,873)	$1,272
State taxes	(116)	(1,261)	(31)
Other	(1,160)	(814)	(794)
Income tax (expense) benefit	$ (705)	$ (6,948)	$ 447

The tax effects of temporary differences and carryforwards of the TRSs included in the net deferred tax assets at December 31, 2022 and 2021 are summarized as follows:

	2022	2021
Net operating loss carryforwards	$13,362	$23,944
Property, primarily differences in depreciation and amortization, the tax basis of land assets and treatment of certain other costs	9,019	(1,013)
Other	733	475
Net deferred tax assets	$23,114	$23,406

The net operating loss ("NOL") carryforwards for NOLs generated through the 2017 tax year are scheduled to expire through 2037, beginning in 2025. Pursuant to the Tax Cuts and Jobs Act of 2017, NOLs generated in 2018 and subsequent tax years are carried forward indefinitely. The Coronavirus Aid, Relief and Economic Security Act removed the 80% of taxable income limitation, imposed by the Tax Cuts and Jobs Act, for NOLs generated in 2018, 2019 and 2020.

(Dollars in thousands, except per share amounts)

21. Income Taxes: (Continued)

For the years ended December 31, 2022, 2021 and 2020 there were no unrecognized tax benefits.

The Company is required to establish a valuation allowance for any portion of the deferred tax asset that the Company concludes is more likely than not to be unrealizable. The Company's assessment considers all evidence, both positive and negative, including the nature, frequency and severity of any current and cumulative losses, taxable income in carry back years, the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. As of December 31, 2022, the Company had no valuation allowance recorded.

The tax years 2019 through 2021 remain open to examination by the taxing jurisdictions to which the Company is subject. The Company does not expect that the total amount of unrecognized tax benefit will materially change within the next 12 months.

22. Subsequent Events:

On January 27, 2023, the Company announced a dividend/distribution of $0.17 per share for common stockholders and OP Unit holders of record on February 17, 2023. All dividends/distributions will be paid 100% in cash on March 3, 2023.

THE MACERICH COMPANY

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2022

(Dollars in thousands)

Shopping Centers/Entities	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Accumulated Depreciation	Total Cost Net of Accumulated Depreciation
	Land	Building and Improvements	Equipment and Furnishings		Land	Building and Improvements	Equipment and Furnishings	Construction in Progress	Total		
Chandler Fashion Center	$ 24,188	$ 223,143	$ —	$ 32,307	$ 24,188	$ 249,735	$ 5,470	$ 245	$ 279,638	$140,539	$ 139,099
Danbury Fair Mall	130,367	316,951		120,495	141,479	396,490	9,646	20,198	567,813	184,221	383,592
Desert Sky Mall	9,447	37,245	12	5,231	6,843	41,616	3,476	—	51,935	18,064	33,871
Eastland Mall	22,050	151,605		13,338	20,810	163,829	2,354	—	186,993	55,194	131,799
Fashion District Philadelphia	38,402	293,112		9,113	39,962	298,762	281	1,622	340,627	18,995	321,632
Fashion Outlets of Chicago				276,033	40,575	231,438	4,020	—	276,033	87,543	188,490
Fashion Outlets of Niagara Falls USA	18,581	210,139		104,515	23,762	307,094	2,276	103	333,235	116,977	216,258
The Marketplace at Flagstaff				46,088		46,088			46,088	30,685	15,403
Freehold Raceway Mall	164,986	362,841		121,409	167,371	464,683	9,148	8,034	649,236	245,568	403,668
Fresno Fashion Fair	17,966	72,194		58,644	17,966	127,365	3,127	346	148,804	75,369	73,435
Green Acres Mall	156,640	321,034		213,915	177,378	461,106	11,197	41,908	691,589	174,438	517,151
Inland Center	8,321	83,550		37,241	10,291	118,201	425	195	129,112	40,656	88,456
Kings Plaza Shopping Center	209,041	485,548	20,000	284,756	207,206	718,630	63,213	10,296	999,345	209,687	789,658
La Cumbre Plaza	18,122	21,492		19,672	13,856	45,244	186	—	59,286	28,277	31,009
Macerich Management Co.	1,150	10,475	26,562	22,243	3,878	21,458	33,951	1,143	60,430	28,607	31,823
MACWH, LP		25,771		(759)		25,012			25,012	11,895	13,117
NorthPark Mall	7,746	74,661		12,151	6,939	86,877	742	—	94,558	34,745	59,813
Oaks, The	32,300	117,156		273,067	56,387	362,056	3,538	542	422,523	208,779	213,744
Pacific View	8,697	8,696		138,249	7,854	146,193	1,595	—	155,642	89,825	65,817
Prasada	6,615			19,521	215	22,969	—	2,952	26,136	3,566	22,570
Queens Center	251,474	1,039,922		67,757	256,786	1,091,345	5,919	5,103	1,359,153	244,124	1,115,029
Santa Monica Place	26,400	105,600		324,899	42,513	317,725	6,788	89,873	456,899	137,034	319,865
SanTan Adjacent Land	29,414			11,087	26,902	3,438	—	10,161	40,501	133	40,368
SanTan Village Regional Center	7,827			224,123	5,921	224,114	1,907	8	231,950	123,986	107,964
SouthPark Mall	7,035	38,215		(10,076)	2,763	31,949	462	—	35,174	18,414	16,760
Southridge Center	6,764			6,849	1,963	11,520	114	16	13,613	7,786	5,827
Stonewood Center	4,948	302,527		13,965	4,935	315,718	787	—	321,440	78,880	242,560
Superstition Springs Center	10,928	112,718		12,650	10,928	124,059	1,309	—	136,296	36,441	99,855
Superstition Springs Power Center	1,618	4,420		31	1,194	4,842	33	—	6,069	2,538	3,531
The Macerich Partnership, L.P.		2,534		6,529		1,698	7,365	—	9,063	2,188	6,875
Towne Mall	6,652	31,184		(251)	5,366	32,009	210	—	37,585	19,618	17,967
Valley Mall	16,045	26,098		11,926	13,805	39,989	275	—	54,069	18,387	35,682

See accompanying report of independent registered public accounting firm.

THE MACERICH COMPANY

Schedule III—Real Estate and Accumulated Depreciation (Continued)

December 31, 2022

(Dollars in thousands)

Shopping Centers/Entities	Initial Cost to Company			Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period					Accumulated Depreciation	Total Cost Net of Accumulated Depreciation
	Land	Building and Improvements	Equipment and Furnishings		Land	Building and Improvements	Equipment and Furnishings	Construction in Progress	Total		
Valley River Center	24,854	147,715	—	37,305	24,854	182,851	2,085	84	209,874	85,686	124,188
Victor Valley, Mall of	15,700	75,230	—	56,692	20,080	125,866	1,676	—	147,622	70,008	77,614
Vintage Faire Mall	14,902	60,532	—	63,196	17,647	119,356	1,627	—	138,630	84,152	54,478
Wilton Mall	19,743	67,855	—	(3,001)	11,310	71,938	1,272	77	84,597	49,784	34,813
Other freestanding stores	21,062	75,849	—	(13,722)	10,817	50,431	293	21,648	83,189	8,671	74,518
Other land and development properties	37,850	—	—	(27,029)	467	6,049	—	4,305	10,821	1,330	9,491
	$1,377,835	$4,906,012	$46,574	$2,590,159	$1,425,211	$7,089,743	$186,767	$218,859	$8,920,580	$2,792,790	$6,127,790

See accompanying report of independent registered public accounting firm.

THE MACERICH COMPANY

Schedule III—Real Estate and Accumulated Depreciation (Continued)

December 31, 2022

(Dollars in thousands)

Depreciation of the Company's investment in buildings and improvements reflected in the consolidated statements of operations are calculated over the estimated useful lives of the asset as follows:

Buildings and improvements	5 - 40 years
Tenant improvements	5 - 7 years
Equipment and furnishings	5 - 7 years

The changes in total real estate assets for the three years ended December 31, 2022 are as follows:

	2022	2021	2020
Balances, beginning of year	$8,847,550	$9,256,712	$8,993,049
Additions	156,445	100,616	419,369
Dispositions and retirements	(83,415)	(509,778)	(155,706)
Balances, end of year	$8,920,580	$8,847,550	$9,256,712

The aggregate cost of the property included in the table above for federal income tax purposes was $8,952,349 (unaudited) at December 31, 2022.

The changes in accumulated depreciation for the three years ended December 31, 2022 are as follows:

	2022	2021	2020
Balances, beginning of year	$2,563,344	$2,562,133	$2,349,536
Additions	271,494	282,158	287,925
Dispositions and retirements	(42,048)	(280,947)	(75,328)
Balances, end of year	$2,792,790	$2,563,344	$2,562,133

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Master Agreement, dated November 14, 2014, by and among Pacific Premier Retail LLC, MACPT LLC, Macerich PPR GP LLC, Queens JV LP, Macerich Queens JV LP, Queens JV GP LLC, 1700480 Ontario Inc. and the Company (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date November 14, 2014).
3.1	Articles of Amendment and Restatement of the Company (incorporated by reference as an exhibit to the Company's Registration Statement on Form S-11, as amended (No. 33-68964)) (Filed in paper—hyperlink is not required pursuant to Rule 105 of Regulation S-T).
3.1.1	Articles Supplementary of the Company (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date May 30, 1995) (Filed in paper—hyperlink is not required pursuant to Rule 105 of Regulation S-T).
3.1.2	Articles Supplementary of the Company (with respect to the first paragraph) (incorporated by reference as an exhibit to the Company's 1998 Form 10-K).
3.1.3	Articles Supplementary of the Company (Series D Preferred Stock) (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date July 26, 2002).
3.1.4	Articles Supplementary of the Company (incorporated by reference as an exhibit to the Company's Registration Statement on Form S-3, as amended (No. 333-88718)).
3.1.5	Articles of Amendment of the Company (declassification of Board) (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
3.1.6	Articles Supplementary of the Company (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date February 5, 2009).
3.1.7	Articles of Amendment of the Company (increased authorized shares) (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).
3.1.8	Articles of Amendment of the Company (to eliminate the supermajority vote requirement to amend the charter and to clarify a reference in Article NINTH) (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date May 30, 2014).
3.1.9	Articles Supplementary (election to be subject to Section 3-803 of the Maryland General Corporation Law) (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date March 17, 2015).
3.1.10	Articles Supplementary (designation of Series E Preferred Stock) (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date March 18, 2015).
3.1.11	Articles Supplementary (reclassification of Series E Preferred Stock to preferred stock) (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date May 7, 2015).
3.1.12	Articles Supplementary (repeal of election to be subject to Section 3-803 of the Maryland General Corporation Law (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date May 28, 2015).

Exhibit Number	Description
3.1.13	Articles Supplementary (opting out of provisions of Subtitle 8 of Title 3 of the Maryland General Corporate Law (MUTA Provisions)) (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date April 24, 2019).
3.1.14	Articles of Amendment of the Company (increased authorized shares) (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date May 28, 2021).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date January 26, 2023).
4.1	Description of the Company's Securities
4.2	Form of Common Stock Certificate (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, as amended, event date November 10, 1998).
4.3	Form of Preferred Stock Certificate (Series D Preferred Stock) (incorporated by reference as an exhibit to the Company's Registration Statement on Form S-3 (No. 333-107063)).
10.1	Amended and Restated Limited Partnership Agreement for the Operating Partnership dated as of March 16, 1994 (incorporated by reference as an exhibit to the Company's 1996 Form 10-K).
10.1.1	Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated June 27, 1997 (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date June 20, 1997).
10.1.2	Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated November 16, 1997 (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).
10.1.3	Fourth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated February 25, 1998 (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).
10.1.4	Fifth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated February 26, 1998 (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).
10.1.5	Sixth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated June 17, 1998 (incorporated by reference as an exhibit to the Company's 1998 Form 10-K).
10.1.6	Seventh Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated December 23, 1998 (incorporated by reference as an exhibit to the Company's 1998 Form 10-K).
10.1.7	Eighth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated November 9, 2000 (incorporated by reference as an exhibit to the Company's 2000 Form 10-K).
10.1.8	Ninth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated July 26, 2002 (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date July 26, 2002).

Exhibit Number	Description
10.1.9	Tenth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated October 26, 2006 (incorporated by reference as an exhibit to the Company's 2006 Form 10-K).
10.1.10	Eleventh Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated as of March 16, 2007 (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date March 16, 2007).
10.1.11	Twelfth Amendment to the Amended and Restated Limited Partnership Agreement of the Operating Partnership dated as of April 30, 2009 (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).
10.1.12	Thirteenth Amendment to the Amended and Restated Limited Partnership Agreement of the Operating Partnership dated as of October 29, 2009 (incorporated by reference as an exhibit to the Company's 2009 Form 10-K).
10.1.13	Fourteenth Amendment to Amended and Restated Limited Partnership Agreement of the Operating Partnership dated as of April 14, 2021 (incorporated by reference as an exhibit to the Company's 2021 Form 10-K).
10.1.14	Form of Fifteenth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date April 25, 2005).
10.2*	Amended and Restated Deferred Compensation Plan for Executives (2003) (incorporated by reference as an exhibit to the Company's 2003 Form 10-K).
10.2.1*	Amendment Number 1 to Amended and Restated Deferred Compensation Plan for Executives (October 30, 2008) (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.2.2*	Amendment Number 2 to Amended and Restated Deferred Compensation Plan for Executives (May 1, 2011) (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).
10.2.3*	Amendment Number 3 to Amended and Restated Deferred Compensation Plan for Executives (September 27, 2012) (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).
10.3*	Amended and Restated Deferred Compensation Plan for Senior Executives (2003) (incorporated by reference as an exhibit to the Company's 2003 Form 10-K).
10.3.1*	Amendment Number 1 to Amended and Restated Deferred Compensation Plan for Senior Executives (October 30, 2008) (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.3.2*	Amendment Number 2 to Amended and Restated Deferred Compensation Plan for Senior Executives (May 1, 2011) (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10—Q for the quarter ended June 30, 2011).
10.3.3*	Amendment Number 3 to Amended and Restated Deferred Compensation Plan for Senior Executives (September 27, 2012) (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).

Exhibit Number	Description
10.4*	Eligible Directors' Deferred Compensation/Phantom Stock Plan (as amended and restated as of January 1, 2023).
10.5*	Amended and Restated 2013 Deferred Compensation Plan for Executives effective (January 1, 2016) (incorporated by reference as an exhibit to the Company's 2015 Form 10-K).
10.6	Deferred Compensation Plan Amended and Restated Trust Agreement between the Company and Wells Fargo Bank, National Association, effective as of June 17, 2019 (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019).
10.7	Registration Rights Agreement, dated as of March 16, 1994, among the Company and Mace Siegel, Dana K. Anderson, Arthur M. Coppola and Edward C. Coppola (incorporated by reference as an exhibit to the Company's 1994 Form 10-K) (Filed in paper—hyperlink is not required pursuant to Rule 105 of Regulation S-T).
10.8	Registration Rights Agreement dated as of December 18, 2003 by the Operating Partnership, the Company and Taubman Realty Group Limited Partnership (Registration rights assigned by Taubman to three assignees) (incorporated by reference as an exhibit to the Company's 2003 Form 10-K).
10.9	Incidental Registration Rights Agreement dated March 16, 1994 (incorporated by reference as an exhibit to the Company's 1994 Form 10-K) (Filed in paper—hyperlink is not required pursuant to Rule 105 of Regulation S-T).
10.10	Incidental Registration Rights Agreement dated as of July 21, 1994 (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).
10.11	Incidental Registration Rights Agreement dated as of August 15, 1995 (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).
10.12	Incidental Registration Rights Agreement dated as of December 21, 1995 (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).
10.13	List of Omitted Incidental/Demand Registration Rights Agreements (incorporated by reference as an exhibit to the Company's 1997 Form 10-K).
10.14	Redemption, Registration Rights and Lock-Up Agreement dated as of July 24, 1998 between the Company and Harry S. Newman, Jr. and LeRoy H. Brettin (incorporated by reference as an exhibit to the Company's 1998 Form 10-K).
10.15*	Form of Indemnification Agreement between the Company and its executive officers and directors (incorporated by reference as an exhibit to the Company's 2008 Form 10-K).
10.16	Form of Registration Rights Agreement with Series D Preferred Unit Holders (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date July 26, 2002).
10.16.1	List of Omitted Registration Rights Agreements (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date July 26, 2002).

Exhibit Number	Description
10.17	Credit Agreement, dated as of April 14, 2021, by and among the Company, as a guarantor, the Partnership, as borrower, certain subsidiary guarantors, Deutsche Bank AG New York Branch, as administrative agent and collateral agent, Deutsche Bank Securities Inc., JPMorgan Chase Bank, N.A. and Goldman Sachs Bank USA, as joint lead arrangers and joint bookrunning managers, Deutsche Bank Securities Inc. and JPMorgan Chase Bank, N.A. as co-syndication agents, Goldman Sachs Bank USA, as documentation agent, and various lenders party thereto (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date April 14, 2021).
10.17.1	First Amendment to Credit Agreement, dated as of July 27, 2021, by and among the Company, as guarantor, the Partnership, as borrower, certain subsidiary guarantors, and Deutsche Bank AG New York Branch, as administrative agent for the lenders (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021).
10.18	Unconditional Guaranty, dated as of April 14, 2021, by the Company in favor of Deutsche Bank AG New York Branch, as administrative agent (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date April 14, 2021).
10.19	Tax Matters Agreement (Wilmorite) (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date April 25, 2005).
10.20*	2003 Equity Incentive Plan, as amended and restated as of May 26, 2016 (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date May 26, 2016).
10.20.1*	Amended and Restated Cash Bonus/Restricted Stock/Stock Unit and LTIP Unit Award Program under the 2003 Equity Incentive Plan (incorporated by reference as an exhibit to the Company's 2010 Form 10-K).
10.21*	The Macerich Company Employee Stock Purchase Plan (as amended and restated effective June 1, 2021) (incorporated by reference as an exhibit to the Company's Current Report on 8-K, event date May 28, 2021).
10.22*	Change in Control Severance Pay Plan for Executive Vice Presidents (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).
10.23*	Change in Control Severance Pay Plan for Senior Executives (incorporated by reference as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017).
10.24*	Employment Agreement Renewal between the Company and Thomas E. O'Hern, effective June 8, 2021 (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date June 11, 2021).
10.25	2005 Amended and Restated Agreement of Limited Partnership of MACWH, LP dated as of April 25, 2005 (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date April 25, 2005).
10.26	Registration Rights Agreement dated as of April 25, 2005 among the Company and the persons names on Exhibit A thereto (incorporated by reference as an exhibit to the Company's Current Report on Form 8-K, event date April 25, 2005).

Exhibit Number	Description
21.1	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm (KPMG LLP)
31.1	Section 302 Certification of Thomas E. O'Hern, Chief Executive Officer and Director
31.2	Section 302 Certification of Scott W. Kingsmore, Chief Financial Officer
32.1**	Section 906 Certifications of Thomas E. O'Hern and Scott W. Kingsmore
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101.*).

*   Represents a management contract, or compensatory plan, contract or arrangement required to be filed pursuant to Regulation S-K.

**   Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 24, 2023.

THE MACERICH COMPANY

By   /S/   THOMAS E. O'HERN
Thomas E. O'Hern
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/S/ THOMAS E. O'HERN Thomas E. O'Hern	Chief Executive Officer and Director (Principal Executive Officer)	February 24, 2023
/S/ EDWARD C. COPPOLA Edward C. Coppola	President and Director	February 24, 2023
/S/ PEGGY ALFORD Peggy Alford	Director	February 24, 2023
/S/ JOHN H. ALSCHULER John H. Alschuler	Director	February 24, 2023
/S/ ERIC K. BRANDT Eric K. Brandt	Director	February 24, 2023
/S/ STEVEN R. HASH Steven R. Hash	Chairman of Board of Directors	February 24, 2023

Signature	Capacity	Date
/s/ ENRIQUE HERNANDEZ, JR. Enrique Hernandez, Jr.	Director	February 24, 2023
/s/ DANIEL J. HIRSCH Daniel J. Hirsch	Director	February 24, 2023
/s/ MARIANNE LOWENTHAL Marianne Lowenthal	Director	February 24, 2023
/s/ STEVEN L. SOBOROFF Steven L. Soboroff	Director	February 24, 2023
/s/ ANDREA M. STEPHEN Andrea M. Stephen	Director	February 24, 2023
/s/ SCOTT W. KINGSMORE Scott W. Kingsmore	Senior Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer)	February 24, 2023
/s/ CHRISTOPHER J. ZECCHINI Christopher J. Zecchini	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 24, 2023

Exhibit 21.1

LIST OF SUBSIDIARIES

801-GALLERY ASSOCIATES, L.P., a Pennsylvania limited partnership

801-GALLERY C-3 ASSOCIATES, L.P., a Delaware limited partnership

801-GALLERY GP, LLC, a Pennsylvania limited liability company

801 MARKET VENTURE GP LLC, a Delaware limited liability company

AM TYSONS LLC, a Delaware limited liability company

BILTMORE SHOPPING CENTER PARTNERS LLC, an Arizona limited liability company

BROOKLYN KINGS PLAZA LLC, a Delaware limited liability company

CAM-CARSON LLC, a Delaware limited liability company

COOLIDGE HOLDING LLC, an Arizona limited liability company

CORTE MADERA VILLAGE, LLC, a Delaware limited liability company

COUNTRY CLUB PLAZA KC PARTNERS LLC, a Delaware limited liability company

DANBURY MALL, LLC, a Delaware limited liability company

DESERT SKY MALL LLC, a Delaware limited liability company

EAST MESA MALL, L.L.C., a Delaware limited liability company

FASHION OUTLETS II LLC, a Delaware limited liability company

FASHION OUTLETS OF CHICAGO EXPANSION LLC, a Delaware limited liability company

FASHION OUTLETS OF CHICAGO LLC, a Delaware limited liability company

FIFTH WALL VENTURES, L.P., a Delaware limited partnership

FIFTH WALL VENTURES II, L.P., a Cayman Islands limited partnership

FIFTH WALL VENTURES RETAIL FUND, L.P., a Delaware limited partnership

FOC ADJACENT LLC, a Delaware limited liability company

FREE RACE MALL REST., L.P., a New Jersey limited partnership

FREEHOLD CHANDLER HOLDINGS LP, a Delaware limited partnership

GOODYEAR PERIPHERAL LLC, an Arizona limited liability company

GREEN ACRES ADJACENT LLC, a Delaware limited liability company

HPP-MAC WSP, LLC, a Delaware limited liability company

KIERLAND COMMONS INVESTMENT LLC, a Delaware limited liability company

KINGS PLAZA ENERGY LLC, a Delaware limited liability company

KINGS PLAZA GROUND LEASE LLC, a Delaware limited liability company

MACERICH ARIZONA MANAGEMENT LLC, a Delaware limited liability company

MACERICH ARIZONA PARTNERS LLC, an Arizona limited liability company

MACERICH BUENAVENTURA LIMITED PARTNERSHIP, a Delaware limited partnership

MACERICH FARGO ASSOCIATES, a California general partnership

MACERICH DEPTFORD ADJACENT LLC, a Delaware limited liability company

MACERICH FRESNO ADJACENT LP, a Delaware limited partnership

MACERICH FRESNO LIMITED PARTNERSHIP, a California limited partnership

MACERICH HHF BROADWAY PLAZA LLC, a Delaware limited liability company

MACERICH HHF CENTERS LLC, a Delaware limited liability company

MACERICH HOLDINGS LLC, a Delaware limited liability company

MACERICH INLAND LP, a Delaware limited partnership

MACERICH INVESTMENTS LLC, a Delaware limited liability company

MACERICH JANSS MARKETPLACE HOLDINGS LLC, a Delaware limited liability company

MACERICH LA CUMBRE 9.45 AC LLC, a Delaware limited liability company

MACERICH LA CUMBRE GP LLC, a Delaware limited liability company

MACERICH LA CUMBRE LP, a Delaware limited partnership

MACERICH MANAGEMENT COMPANY, a California corporation

MACERICH NB FREEHOLD LLC, a Delaware limited liability company

MACERICH NIAGARA LLC, a Delaware limited liability company

MACERICH NORTH PARK MALL LLC, a Delaware limited liability company

MACERICH OAKS LP, a Delaware limited partnership

MACERICH PARTNERS OF COLORADO LLC, a Colorado limited liability company

MACERICH PPR CORP., a Maryland corporation

MACERICH PROPERTY MANAGEMENT COMPANY, LLC, a Delaware limited liability company

MACERICH SMP LP, a Delaware limited partnership

MACERICH SOUTH PARK MALL LLC, a Delaware limited liability company

MACERICH SOUTHRIDGE MALL LLC, a Delaware limited liability company

MACERICH STONEWOOD, LLC, a Delaware limited liability company

MACERICH STONEWOOD CORP., a Delaware corporation

MACERICH SUPERSTITION SPRINGS POWER CENTER LLC, a Delaware limited liability company

MACERICH TYSONS LLC, a Delaware limited liability company

MACERICH VALLEY RIVER CENTER LLC, a Delaware limited liability company

MACERICH VICTOR VALLEY LP, a Delaware limited partnership

MACERICH VINTAGE FAIRE ADJACENT LLC, a Delaware limited liability company

MACERICH VINTAGE FAIRE LIMITED PARTNERSHIP, a Delaware limited partnership

MACJ, LLC, a Delaware limited liability company

MACPT LLC, a Delaware limited liability company

MACW FREEHOLD, LLC, a Delaware limited liability company

MACWH, LP, a Delaware limited partnership

MACW MALL MANAGEMENT, INC., a New York corporation

MACW PROPERTY MANAGEMENT, LLC, a New York limited liability company

MACW TYSONS, LLC, a Delaware limited liability company

MP PS LLC, a Delaware limited liability company

MS PORTFOLIO LLC, a Delaware limited liability company

MVRC HOLDING LLC, a Delaware limited liability company

NEW RIVER ASSOCIATES LLC, a Delaware limited liability company

ONE SCOTTSDALE INVESTORS LLC, a Delaware limited liability company

PACIFIC PREMIER RETAIL LLC, a Delaware limited liability company

PM GALLERY LP, a Delaware limited partnership

PROPCOR II ASSOCIATES, LLC, an Arizona limited liability company

PV LAND SPE, LLC, a Delaware limited liability company

PV RESIDENTIAL I SPE, LLC, a Delaware limited liability company

PV RETAIL I SPE, LLC, a Delaware limited liability company

QUEENS CENTER REIT LLC, a Delaware limited liability company

QUEENS CENTER SPE LLC, a Delaware limited liability company

RAILHEAD ASSOCIATES, L.L.C., an Arizona limited liability company

SCOTTSDALE FASHION SQUARE PARTNERSHIP, an Arizona general partnership

SM EASTLAND MALL, LLC, a Delaware limited liability company

SM VALLEY MALL, LLC, a Delaware limited liability company

THE MACERICH PARTNERSHIP, L.P., a Delaware limited partnership

THE WESTCOR COMPANY LIMITED PARTNERSHIP, an Arizona limited partnership

THE WESTCOR COMPANY II LIMITED PARTNERSHIP, an Arizona limited partnership

TM TRS HOLDING COMPANY LLC, a Delaware limited liability company

TOWNE MALL, L.L.C., a Delaware limited liability company

TYSONS CORNER LLC, a Virginia limited liability company

TYSONS CORNER HOTEL I LLC, a Delaware limited liability company

TYSONS CORNER PROPERTY HOLDINGS II LLC, a Delaware limited liability company

TYSONS CORNER PROPERTY LLC, a Virginia limited liability company

VALLEY STREAM GREEN ACRES LLC, a Delaware limited liability company

WESTCOR/GOODYEAR, L.L.C., an Arizona limited liability company

WESTCOR/PARADISE RIDGE, L.L.C., an Arizona limited liability company

WESTCOR REALTY LIMITED PARTNERSHIP, a Delaware limited partnership

WESTCOR SANTAN ADJACENT LLC, a Delaware limited liability company

WESTCOR SANTAN VILLAGE LLC, a Delaware limited liability company

WESTCOR SURPRISE RSC LLC, an Arizona limited liability company

WESTCOR SURPRISE RSC II LLC, an Arizona limited liability company

WESTCOR SURPRISE WCW LLC, an Arizona limited liability company

WESTCOR/SURPRISE LLC, an Arizona limited liability company

WILTON MALL, LLC, a Delaware limited liability company

WMAP, L.L.C., a Delaware limited liability company

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-240975, 333-107063 and 333-121630) on Form S-3 and (Nos. 333-00584, 333-42309, 333-42303, 333-69995, 333-108193, 333-120585, 333-161371, 333-186915, 333-211816, and 333-256832) on Form S-8 of our reports dated February 24, 2023, with respect to the consolidated financial statements and financial statement schedule III of The Macerich Company and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Los Angeles, California
February 24, 2023

Exhibit 31.1

SECTION 302 CERTIFICATION

I, Thomas E. O'Hern, certify that:

1. I have reviewed this report on Form 10-K for the year ended December 31, 2022 of The Macerich Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/S/ THOMAS E. O'HERN

Date: February 24, 2023

Chief Executive Officer and Director

Exhibit 31.2

SECTION 302 CERTIFICATION

I, Scott W. Kingsmore, certify that:

1. I have reviewed this report on Form 10-K for the year ended December 31, 2022 of The Macerich Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


/s/ SCOTT W. KINGSMORE
_____
Senior Executive Vice President and
Chief Financial Officer


Date: February 24, 2023

Exhibit 32.1

THE MACERICH COMPANY (The Company)
WRITTEN STATEMENT PURSUANT TO 18 U.S.C. SECTION 1350

The undersigned, Thomas E. O'Hern and Scott W. Kingsmore, the Chief Executive Officer and Chief Financial Officer, respectively, of The Macerich Company (the "Company"), pursuant to 18 U.S.C. §1350, each hereby certify that, to the best of his knowledge:

(i)   the Annual Report on Form 10-K for the year ended December 31, 2022 of the Company (the "Report") fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934; and

(ii)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 24, 2023

/S/   THOMAS E. O'HERN

Chief Executive Officer and Director

/S/   SCOTT W. KINGSMORE

Senior Executive Vice President and
Chief Financial Officer

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Forward-Looking Statement

This document contains statements that constitute forward-looking statements which can be identified by the use of words, such as "will," "expects," "anticipates," "assumes," "believes," "estimated," "guidance," "projects," "scheduled" and similar expressions that do not relate to historical matters, and includes expectations regarding the Company's future operational results as well as development, redevelopment and expansion activities. Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to vary materially from those anticipated, expected or projected. Such factors include, among others, general industry, as well as global, national, regional and local economic and business conditions, including the impact of rising interest rates and inflation, which will, among other things, affect demand for retail space or retail goods, availability and creditworthiness of current and prospective tenants, anchor or tenant bankruptcies, closures, mergers or consolidations, lease rates, terms and payments, interest rate fluctuations, availability, terms and cost of financing, and cost of operating and capital expenses; adverse changes in the real estate markets including, among other things, competition from other companies, retail formats and technology, risks of real estate development and redevelopment (including rising inflation, supply chain disruptions and construction delays), and acquisitions and dispositions; the adverse impacts from COVID-19 or any future pandemic, epidemic or outbreak of any other highly infectious disease on the U.S., regional and global economies and the financial condition and results of operations of the Company and its tenants; the liquidity of real estate investments; governmental actions and initiatives (including legislative and regulatory changes); environmental and safety requirements; and terrorist activities or other acts of violence which could adversely affect all of the above factors. The reader is directed to the Company's various filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 31, 2022, for a discussion of such risks and uncertainties, which discussion is incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The Company does not intend, and undertakes no obligation, to update any forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events unless required by law to do so.